Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019

SSR MINING INC.

March 18, 2020

SSR MINING INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019

- ii –

MARKET FOR SECURITIES	72
Trading Price and Volume	72
PRIOR SALES	72
DIRECTORS AND EXECUTIVE OFFICERS	73
Directors	73
Executive Officers	75
Standing Committees of the Board	76
Code of Ethics	77
Cease Trade Orders or Bankruptcies	77
Penalties or Sanctions	78
Conflicts of Interest	78
AUDIT COMMITTEE	78
Composition of the Audit Committee	78
Audit Committee Oversight	79
Reliance on Certain Exemptions	79
Pre-Approval Policies and Procedures	79
External Auditor Service Fees	79
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	80
TRANSFER AGENT AND REGISTRAR	80
MATERIAL CONTRACTS	80
INTERESTS OF EXPERTS	80
ADDITIONAL INFORMATION	81
SCHEDULE “A” AUDIT COMMITTEE CHARTER	A-1

INTRODUCTORY NOTES

DATE OF INFORMATION

In this Annual Information Form, SSR Mining Inc., together with its subsidiaries, as the context requires, is referred to as “we,” “our,” “us,” the “Company” and “SSR Mining”. All information contained in this Annual Information Form is as at December 31, 2019, unless otherwise stated, being the date of our most recently completed financial year, and the use of the present tense and of the words “is,” “are,” “current,” “currently,” “presently,” “now” and similar expressions in this Annual Information Form is to be construed as referring to information given as of that date.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) including, without limitation, forward-looking statements concerning; our expected production and cost guidance for 2020; expected repurchase of our 2013 convertible notes and the timing thereof; our agreement to pay approximately ARS 1 billion over 60 months under the tax moratorium system in Argentina in connection with a dispute over the export duty applied to silver concentrate; the potential use(s) of the credit facility; the anticipated operating and capital expenditures and reclamation costs at the Marigold mine, the Seabee Gold Operation and Puna Operations; the potential to increase mineralization at the Marigold mine; the anticipated updates to mine life, including an updated life of mine plan with respect to the Marigold mine and an extension of the Pirquitas plant life; the Seabee Gold Operation preliminary economic assessment (“PEA”) and the results thereof, including a mine expansion scenario, near-term production growth, extended production to 2024, expanded operating margins and improved processing plant performance while requiring low capital investment; the expected cost savings and operational flexibility and near-term, low-risk silver production growth resulting from our 100% ownership of Puna Operations; our expected capital projects, including costs, results and timing of completion; our planned exploration and development initiatives and the expenditures associated therewith and the focus thereof; and other goals, initiatives, plans, forecasts and outlook in connection with our projects in Argentina, Mexico, Peru, the United States and Canada. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following risks and uncertainties referred to under the heading “Risk Factors”: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrates and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failing to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax (“VAT”) and significant delays in the VAT collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; complying with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; the ability to fully realize the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence; increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; an event of default under our convertible notes issued in 2013 or 2019 may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; epidemics, pandemics or other public health crises, including the current outbreak of novel coronavirus (“COVID-19”), could adversely affect our business; information systems security threats; the ability to fully realize our interest in deferred consideration received in connection with divestitures; conflicts of interest that could arise from certain of our directors’ and/or officers’ involvement with other natural resource companies; and other risks related to our common shares. This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what management considers to be reasonable assumptions, beliefs, expectations and opinions based on information currently available to it. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.

Assumptions have been made regarding, among other things: our ability to carry on our exploration and development activities; our ability to meet our obligations under our property agreements; the timing and results of drilling programs; the discovery of Mineral Resources and Mineral Reserves on our mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects; the price of the minerals we produce; the costs of operating and exploration expenditures; our ability to operate in a safe, efficient and effective manner; our ability to obtain financing as and when required and on reasonable terms; our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations; dilution and mining recovery assumptions; assumptions regarding stockpiles; the success of mining, processing, exploration and development activities; the accuracy of geological, mining and metallurgical estimates; no significant unanticipated operational or technical difficulties; maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations; no significant events or changes relating to regulatory, environmental, health and safety matters; certain tax matters; and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates, devaluation of currencies and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

CURRENCY AND EXCHANGE RATE INFORMATION

All currency references in this Annual Information Form are in United States dollars unless otherwise indicated. References to “Canadian dollars” or the use of the symbol “C$” refers to Canadian dollars. References to “Argentine pesos” and “ARS” are to the lawful currency of Argentina.

The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in United States dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period. These rates are based on the indicative rate of exchange reported by the Bank of Canada.

	Fiscal Year Ended December 31,
	2017	2018	2019
Rate at the end of period	$0.7971	$0.7330	$0.7699
Average rate during period	$0.7708	$0.7721	$0.7537
Highest rate during period	$0.8245	$0.8138	$0.7699
Lowest rate during period	$0.7276	$0.7330	$0.7353

On March 17, 2020, the exchange rate reported by the Bank of Canada was C$1.00 per U.S.$0.7055. As of the same date, one Argentine peso equaled U.S.$0.0158.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this Annual Information Form relating to each of our: Marigold mine has been reviewed and approved by Greg Gibson, P.E. and SME Registered Member, our General Manager at the Marigold mine, and James N. Carver, SME Registered Member, our Exploration Manager at the Marigold mine, each of whom is a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”); Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., our General Manager at the Seabee Gold Operation and Jeffrey Kulas, P. Geo., our Manager Geology, Mining Operations at the Seabee Gold Operation, each of whom is a qualified person under NI 43-101; Puna Operations has been reviewed and approved by Robert Gill, P.Eng., our General Manager at Puna Operations, and F. Carl Edmunds, P. Geo., our Vice President, Exploration, each of whom is a qualified person under NI 43-101; and other mineral properties has been reviewed and approved by Samuel Mah, P.Eng., our Director, Mine Planning, and F. Carl Edmunds, P.Geo., our Vice President, Exploration, each of whom is a qualified person under NI 43-101. See “Interests of Experts”.

A “qualified person” for the purposes of NI 43-101 means an individual who is an engineer or geoscientist, holding the required accreditation, with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

CAUTIONARY NOTICE REGARDING MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

The disclosure included in this Annual Information Form uses Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and Mineral Resources estimates are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Reserves and Mineral Resources (the “CIM Standards”) adopted by the CIM Council on May 10, 2014, and NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators (“CSA”) that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Standards:

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve. “Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility (as such terms are defined in the CIM Standards) level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Unless otherwise indicated, all Mineral Reserves and Mineral Resources estimates included in this Annual Information Form have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”) set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this Annual Information Form is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC.

In particular, SEC Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserves estimates included in this Annual Information Form may not qualify as “reserves” under SEC standards.

In addition, this Annual Information Form uses the terms “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources” to comply with the reporting standards in Canada. SEC Industry Guide 7 does not recognize Mineral Resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Furthermore, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Investors are specifically cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into SEC-defined mineral reserves. Further, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists. In accordance with Canadian rules, estimates of “Inferred Mineral Resources” cannot form the basis of Feasibility or Pre-Feasibility studies. It cannot be assumed that all or any part of “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” reported in this Annual Information Form is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC. For the above reasons, information included in this Annual Information Form that describes our Mineral Reserves and Mineral Resources estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

We were incorporated as a company in British Columbia, Canada, on December 11, 1946 under the name “Silver Standard Mines, Limited (NPL)” and changed our name to “Silver Standard Mines Limited” on July 18, 1979. We changed our name to “Consolidated Silver Standard Mines Limited” and consolidated our common shares on a 1-for-5 basis on August 9, 1984. We changed our name to “Silver Standard Resources Inc.” on April 9, 1990. On May 12, 2005, our shareholders adopted new articles as required by the new British Columbia Business Corporations Act (“BCBCA”), under which we are incorporated, and authorized an increase in our authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value. On May 4, 2017, our shareholders approved a name change to “SSR Mining Inc.”, and the name change became effective on August 1, 2017. All share data in this Annual Information Form refers to consolidated shares/data, unless otherwise indicated.

Our head office and registered and records office is located at Suite 800 – 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1G4.

INTERCORPORATE RELATIONSHIPS

The following is a diagram of the intercorporate relationships among us and certain of our subsidiaries that hold operating mining properties, including their respective jurisdiction of incorporation. All of our material subsidiaries noted below are wholly-owned.

                                                           Notes:

                                                           (1)   Intertrade Metals Corp. is the General Partner and SSR Mining is the Limited Partner.

                                                           (2)   Formerly known as Claude Resources Inc.

GENERAL DEVELOPMENT OF THE BUSINESS

We are a Canadian-based resource company focused on the exploration, development, operation and acquisition of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., our Seabee Gold Operation in Saskatchewan, Canada, and our Puna Operations in Jujuy, Argentina.

RECENT DEVELOPMENTS

Repurchase of 2.875% Convertible Senior Notes due 2033

On February 1, 2020, we repurchased $49,000 aggregate principal amount of our outstanding 2.875% senior convertible notes due 2033 (the “2013 Notes”), pursuant to the put option granted to each holder of the 2013 Notes under the terms of the indenture governing the 2013 Notes, dated as of January 16, 2013 entered into with The Bank of New York Mellon (the “2013 Indenture”). On February 13, 2020, we announced that we will redeem for cash all of our outstanding 2013 Notes on March 30, 2020 totaling an aggregate principal amount of $114,947,000, in each case, at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, unless any of the outstanding 2013 Notes are converted into our common shares in accordance with the terms of the 2013 Indenture. Following the redemption of the 2013 Notes, no 2013 Notes will remain outstanding.

2019 DEVELOPMENTS

Offering of $230 Million Convertible Senior Notes

On March 19, 2019, we completed an offering of $230.0 million aggregate principal amount of 2.50% convertible senior notes due 2039 (the “2019 Notes”) for net proceeds of $222.9 million after payment of commissions and expenses related to the offering. We used $152.3 million of the net proceeds from the offering of the 2019 Notes to repurchase, in separate privately negotiated transactions, $150.0 million of our outstanding 2013 Notes.

Acquisition of 8,900 Hectares Contiguous to Marigold Mine

On June 27, 2019, we acquired approximately 8,900 hectares of land contiguous to the Marigold mine, comprised of a 100% interest in the Trenton Canyon and Buffalo Valley properties from Newmont Corporation (“Newmont”) and Fairmile Gold Mining, Inc. (“Fairmile”), net of a 0.5% net smelter returns (“NSR”) royalty on the properties. The aggregate purchase price included $22.0 million in cash and the assumption of related long-term environmental and reclamation obligations then valued at approximately $13.0 million. The acquisition of Trenton Canyon and Buffalo Valley increased the land position at the Marigold mine by 84% and provides a potential opportunity to increase mineralization.

Purchase of SilverCrest Shares

In August 2019, we completed the purchase of 780,000 common shares of SilverCrest Metals Inc. (“SilverCrest”) for total consideration of C$4,563,000, pursuant to the equity participation right under our agreement with SilverCrest. Upon closing of the transaction, we owned approximately 9.8% of the issued and outstanding common shares of SilverCrest on a non-diluted basis. As at December 31, 2019, we owned approximately 8.4% of the issued and outstanding common shares of SilverCrest on a non-diluted basis.

Acquisition of Remaining 25% Interest in Puna Operations

On September 18, 2019, we completed the acquisition of the remaining 25% interest in Puna Operations from Golden Arrow Resources Corporation (“Golden Arrow”) for aggregate consideration totaling approximately $32.4 million. The transaction allowed us to consolidate ownership in Puna Operations and streamline our reporting structure, and is expected to allow for cost savings and operational flexibility, along with near-term, low-risk silver production growth. See “Mineral Properties – Puna Operations” for further details.

2018 DEVELOPMENTS

Change to Board of Directors

On January 1, 2018, we appointed Mr. Simon A. Fish and Ms. Elizabeth A. Wademan to our Board of Directors with the objective of strengthening the Board’s expertise in the areas of international capital markets and legal and corporate governance. See “Directors and Executive Officers – Directors” for additional information on each of Mr. Fish’s and Ms. Wademan’s prior experience.

Change to Chief Operating Officer

On May 3, 2018, we announced the appointment of Mr. Kevin O’Kane as Senior Vice President and Chief Operating Officer effective June 4, 2018, replacing Mr. Alan Pangbourne, who retired at the end of May 2018. See “Directors and Executive Officers – Executive Officers” for additional information on Mr. O’Kane’s prior experience.

Updated Life of Mine Plan for the Marigold Mine

On June 18, 2018, we released an updated life of mine plan for the Marigold mine in Nevada, U.S., which outlined an anticipated mine life of over ten years based on Mineral Reserves as at December 31, 2017. We filed a technical report titled “NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada USA” dated July 31, 2018 with an effective date of December 31, 2017 (the “Marigold Technical Report”) in support of the updated life of mine plan. See “Mineral Properties – Marigold Mine” for further details.

Sale of Pretium Shares

As of June 30, 2018, we sold our remaining position of 9.0 million common shares of Pretium Resources Inc. (“Pretium”) for pre-tax cash proceeds of approximately $63.4 million, and no longer hold any Pretium shares.

Declaration of Commercial Production at the Chinchillas Mine

On December 1, 2018, we declared commercial production at Puna Operations’ Chinchillas mine. Development of the mine, located approximately 45 kilometers from the Pirquitas plant, commenced in early 2018 and extends the life of the Pirquitas plant through mining of ore at Chinchillas, transporting the ore to Pirquitas and processing it through the existing Pirquitas plant.

Strategic Investment in SilverCrest Metals

On December 10, 2018, we completed a transaction with SilverCrest to purchase, by way of private placement, 8,220,645 common shares of SilverCrest at a price of C$3.73 per common share for total consideration of C$30.7 million. SilverCrest owns the Las Chispas project, a high-grade development project, in Mexico.

2017 DEVELOPMENTS

Change to Chairman of the Board

On March 27, 2017, we announced that, after serving over ten years on our Board of Directors, Mr. Peter W. Tomsett decided to retire from his position of Chairman at the close of our 2017 annual and special meeting of shareholders. The Board of Directors appointed Mr. A. E. Michael Anglin to assume the role of Chairman, effective as of May 4, 2017. Mr. Anglin has served as a member of our Board since 2008. See “Directors and Executive Officers – Directors” for additional information on Mr. Anglin’s experience.

Resolution of Export Duty Claim in Argentina

We entered into a fiscal stability agreement with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) (“Customs”) levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs asserted that the Pirquitas mine was subject to this duty. We had previously challenged the legality of the export duty applied to silver concentrate.

On March 31, 2017, we entered into the tax moratorium system in Argentina to resolve this long-standing dispute. Under the conditions of the moratorium, which converts the export duty liability to Argentine pesos, we have agreed to pay approximately ARS 1 billion with 5% down payment initially and the balance in installments over 60 months. Outstanding ARS amounts are subject to interest at a minimum rate of 1.5% per month. Upon completion of these payments, all liabilities related to historical export duties and interest will be extinguished. We are no longer challenging the legality of the application of the export duty other than with respect to our right for reimbursement of the $6.6 million in export duties that we paid.

Formation of Puna Operations Joint Venture

On May 31, 2017, we formed the Puna Operations joint venture with Golden Arrow comprised of our Pirquitas property and Golden Arrow’s Chinchillas properties and owned on a 75%/25% basis by each company, respectively. See “Mineral Properties – Puna Operations” for further details.

Amendment to Credit Facility

During the second quarter of 2017, we extended the maturity of our $75.0 million senior secured revolving credit facility (the “Credit Facility”) to June 8, 2020, and concurrently reduced applicable margins, increased covenant flexibility and added a $25.0 million accordion feature. Amounts that are borrowed under the Credit Facility will incur variable interest at London Interbank Offered Rate plus an applicable margin ranging from 2.25% to 3.75% determined based on our net leverage ratio. All debts, liabilities and obligations under the Credit Facility are guaranteed by certain of our material subsidiaries and secured by certain of our assets, certain of our material subsidiaries, and pledges of the securities of certain of our material subsidiaries. The Credit Facility may be used for reclamation bonding, working capital and other general corporate purposes.

Change of Name

Effective August 1, 2017, we changed our name to SSR Mining Inc. from Silver Standard Resources Inc. to better reflect our business focus as a precious metals producer.

Seabee Gold Operation PEA Supports Mine Expansion Plan

On September 7, 2017, we reported the results of a PEA for the Seabee Gold Operation, which provided a mine expansion scenario. The PEA contemplated near-term production growth, extended production to 2024, expanded operating margins and improved processing plant performance while requiring low capital investment. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Consequently, there is no certainty that the results set out in the PEA will be realized. We subsequently filed the technical report entitled “NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada” dated October 20, 2017 with an effective date of December 31, 2016 (the “Seabee Gold Operation Technical Report”) in support of the PEA. See “Mineral Properties – Seabee Gold Operation” for further details.

DESCRIPTION OF THE BUSINESS

GENERAL

We have an experienced management team of mine-builders and operators with proven capabilities. We are engaged in the operation, acquisition, exploration and development of precious metal mineral properties located in the Americas. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

In addition to the Marigold mine, the Seabee Gold Operation and Puna Operations, we own two development projects: the Pitarrilla project, a silver-lead-zinc project in Mexico; and the San Luis project, a high-grade gold-silver project in Peru. We also hold interests in several other properties in North and South America at various stages of exploration.

PRINCIPAL PRODUCTS

The Marigold mine and Seabee Gold Operation produce gold in doré form. Doré is unrefined gold bullion bars usually consisting of in excess of 90% gold that is refined to pure gold bullion prior to sale to our customers, which are typically bullion banks. Puna Operations produces silver/lead and zinc concentrates, which are sold to smelters or traders for further refining. During 2019, one customer accounted for 42% (compared to 51% in 2018) of our concentrates revenue.

Our revenue by product category for the financial years ended December 31, 2019 and December 31, 2018 was as follows:

Product Revenue	2019	2018

Gold	76%	87%

Silver	19%	12%

Lead	3%	—

Zinc	2%	1%

The market prices of gold and silver are key drivers of our profitability. The price of these metals can fluctuate widely and is affected by a number of macroeconomic factors, including but not limited to: global or regional consumption patterns; the supply of, and demand for, these metals; interest rates; exchange rates; inflation or deflation; and the political and economic conditions of major gold-producing and gold-consuming countries throughout the world.

The price of gold traded between $1,270 per ounce and $1,350 per ounce in the first two quarters of 2019 and then increased steadily until early September, recording its highest level in 2019 at $1,552 per ounce, before declining slightly to finish 2019 at $1,517 per ounce. The PM fix average of $1,393 per ounce in 2019 was higher than the 2018 average of $1,268 per ounce. The silver price trading pattern closely followed that of gold with the first two quarters of 2019 trading within a range between $14.35 and $16.00 per ounce. From July through September, the price of silver increased to its highest level in 2019 of $19.57 per ounce and closed the year at $17.83 per ounce. The 2019 average silver fix price of $16.21 per ounce was higher compared to the 2018 average of $15.71 per ounce.

SPECIALIZED SKILLS AND KNOWLEDGE

Various aspects of our business require specialized skills and knowledge, including in areas of geology, engineering, drilling, metallurgy, permitting, logistics, planning and implementation of exploration programs as well as legal compliance, finance, accounting, environmental and community relations. There remains demand for highly skilled, experienced and diverse workers in our industry. We face competition for qualified personnel with these specialized skills and knowledge, which may increase our costs of operations or result in delays. See “Risk Factors” for further details.

COMPETITIVE CONDITIONS

The precious and base metals mineral exploration and mining business is competitive. Competition is primarily for: mineral properties that can be developed and produced economically; technical experts that can find, develop and mine such mineral properties; labour to operate the mineral properties; and capital to finance exploration, development and operations.

We compete with other mining and exploration companies in the acquisition of mineral properties and in connection with the recruitment and retention of qualified employees. There is significant competition for mineral properties. Many larger competitors conduct business globally and thus have greater financial and technical resources available to them. If we are unsuccessful in acquiring additional mineral properties or qualified personnel, we may not be able to replace Mineral Reserves, maintain production or grow.

OPERATIONS

Employees and Contractors

As at December 31, 2019, we employed a total of 1,484 full-time employees and 442 contract employees. The table below sets out our employees at each of the following locations:

Location	Number of Employees
	Full-time	Contract

Vancouver, Canada	45	2

Saskatchewan, Canada	362	29

U.S.	420	20

Argentina	636	385

Mexico	13	4

Peru	8	2

As at December 31, 2019, of the 636 full-time employees in Argentina, 376 were represented by a union.

Environmental Protection Requirements

We have certain reclamation obligations at our mineral properties, including the Marigold mine, the Seabee Gold Operation and Puna Operations. At the Marigold mine, we engage in concurrent reclamation practices and provide bonds for all permitted features, as part of the State of Nevada permitting process. Current bonding amounts are based on third party cost estimates to reclaim all permitted features at the Marigold mine, with the exception of a few features permitted as permanent, post-mining features. The Bureau of Land Management (“BLM”) and the State of Nevada both review and approve the bond estimate, and the BLM holds the financial instruments providing the bond backing. As at December 31, 2019, the Marigold mine, including the Trenton Canyon and Buffalo Valley properties, had reclamation bond requirements totaling approximately $75.2 million.

At the Seabee Gold Operation, we also have an approved closure plan and financial assurance held by the Province of Saskatchewan. The closure plan addresses all final reclamation requirements as well as the longer-term post-reclamation monitoring and maintenance phase. As required by our environmental permits, the closure plan is periodically updated. As at December 31, 2019, the Seabee Gold Operation had reclamation bond requirements totaling approximately $6.3 million.

At Puna Operations, the present value of the current closure and reclamation cost estimate, to be spent over a number of years, using a discount rate of 9.9%, is approximately $26.3 million.

We also have certain reclamation obligations at the Duthie property and the Silver Standard mine property, both located in British Columbia, Canada. In 2019, our reclamation work program at these properties was carried out at a cost of approximately $0.1 million.

See “Corporate Social Responsibility – Environment and Sustainability” and the disclosure regarding environmental matters under the respective descriptions of the Marigold mine and the Seabee Gold Operation for further details regarding environmental matters.

Foreign Operations

Any changes in regulations or shifts in political attitudes in the jurisdictions in which we operate, including Argentina, Mexico, Peru and the United States, are beyond our control and may adversely affect our business. Current and future development and operations may be affected in varying degrees by certain economic, political and other risks and uncertainties including, but not limited to: claims by governmental bodies; restrictions on production; expropriation or nationalization; employee profit-sharing requirements; foreign exchange controls; restrictions on repatriation of profits; import and export regulations; cancellation or renegotiation of contracts; changing fiscal regimes and uncertain regulatory environments; fluctuations in currency exchange rates; high rates of inflation; changes in royalty and tax regimes, including the elimination of tax exemptions; underdeveloped industrial and economic infrastructure; unenforceability of contractual rights and judgments; changes to environmental legislation; land claims of local people; and mine safety. We cannot accurately predict the effect of these factors. See “Risk Factors” for further details.

CORPORATE SOCIAL RESPONSIBILITY

For us, being a responsible corporate citizen means protecting the natural environment associated with our business activities, providing a safe workplace and work processes for our employees and contractors, and investing in the communities where we operate so that we can enhance the lives of those who work and live there beyond the life of such operations. We take a long-term view of our corporate responsibility, which is reflected in the policies that guide our business decisions, and in our corporate culture that fosters safe and ethical behavior across all levels of SSR Mining.

SAFETY AND HEALTH POLICY

Our Safety & Health Policy (the “Safety & Health Policy”) defines the organization’s safety priorities and is designed to guide us in advancing each of those priorities, and to ensure that we develop and implement effective management systems to identify, minimize and manage health and safety risks. It is also used to promote and enhance employee commitment and accountability. The Safety & Health Policy is available for viewing on our website at www.ssrmining.com.

HEALTH AND SAFETY

We reflect our commitment to the health and safety of our employees by creating and maintaining a safe working environment, equipment, work processes, effective safety and health management systems, and by complying with all applicable health and safety laws and regulations. We acknowledge that there are inherent risks associated with our business and, through proactive risk management, continuously strive to minimize and control these risks.

Our safety vision is “Safe for Life”, and our ultimate goal is to deliver safe production every day. We seek to ensure our employees are safe for their families and at work. Our safety framework puts emphasis on effective risk-centered management systems, positive and effective work cultures and proactive leadership to drive culture enhancement. We emphasize balancing the human and technical aspects of safety: blending leadership behaviours with traditional management activities to create a safe, productive culture. We ensure that our workers understand their individual contributions to safe production. In this way, our employees maintain safety awareness, recognize hazards and analyze risk in their daily activities. Each employee has established commitments related to their personal and work and off-the-job safety and health behaviors and is empowered to take the necessary actions to minimize risks. The technical aspects of safety are addressed by identifying and assessing job-related risks, establishing systems, policies and procedures, providing appropriate training and verifying training competencies. Performance measurement and accountability provides feedback and maintains focus on continuous improvement.

In 2019, we made a major commitment to improve leadership competencies among our line managers through the implementation of a customized leadership development system (L.E.A.D.). In addition to defining critical competencies that impact safety and operations, we commenced a long-term development program in 2019 that will be followed by additional site-specific leadership development activities designed to foster long-term leadership enhancement.

SAFETY AND SUSTAINABILITY COMMITTEE

Our Board of Directors has established a Safety and Sustainability Committee that, as part of its mandate, is responsible for reviewing our safety, health, security, risk, environment, community relations and sustainability policies and practices and monitoring our performance in these areas. The Safety and Sustainability Committee meets and reports to the Board of Directors on a quarterly basis. Our Safety and Sustainability Committee charter is available for viewing on our website at www.ssrmining.com.

ENVIRONMENTAL AND COMMUNITY POLICY

Under our Environmental & Community Policy (the “Environmental & Community Policy”), we are committed to executing our business with strong environmental and community stewardship through the development of a sustainable approach to corporate social responsibility. The Environmental & Community Policy is available for viewing on our website at www.ssrmining.com. Our Vice President, Environment and Community Relations oversees environmental management and reports directly to the Chief Operating Officer. The Chief Operating Officer reports directly to the Chief Executive Officer. Executive compensation and remuneration is based on the achievement of our corporate objectives, which include health, safety, environment and sustainability goals.

ENVIRONMENT AND SUSTAINABILITY

Our activities are subject to extensive laws and regulations governing the protection of the environment and natural resources. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. We are required to obtain governmental permits and, in some instances, provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Violations of environmental laws are subject to civil sanctions and, in some cases, criminal sanctions, including the suspension or revocation of permits. The failure to comply with environmental laws and regulations could result in temporary or permanent closure of our mining operations, project development delays, material financial impacts or other material impacts to our projects and activities, fines, penalties, lawsuits by the respective government or private parties, revocability of property or material capital expenditures. Additionally, environmental laws in the countries in which we operate require that we periodically perform environmental impact studies and updates at our mines. These studies could reveal environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended activities. See “Risk Factors”.

We comply with regulatory requirements and diligently apply appropriate methodologies to protect the environment throughout our exploration, development, mining, processing and closure activities. Our environmental obligations include, but are not limited to, obtaining and maintaining all environmental permits and approvals required for the conduct of our operations, the proper handling, storage and disposal of regulated materials and the timely and accurate submission of required reports to the appropriate government agencies.

In 2007, the Marigold mine became the first operating gold mine in the world certified as fully compliant with the International Cyanide Management Code (the “Cyanide Code”). The Cyanide Code is a voluntary industry program for companies involved in the production of gold by the cyanidation process. The Cyanide Code addresses the production of cyanide, its transport from the producer to the mine, its on-site storage and use, decommissioning and financial assurance, worker safety, emergency response, training, stakeholder involvement and verification of implementation of the Cyanide Code. The Marigold mine has been recertified in compliance with the Cyanide Code each time it has been audited by the International Cyanide Management Institute, with the fourth successful recertification occurring in 2018.

We believe that how we close a mine is just as important as how we open and operate a mine. Our commitment to excellence in mine closure is demonstrated by our highly successful and award-winning approach to closing one of our historic flagship projects, the Duthie mine in British Columbia, Canada. In recognition of our efforts and success in closing the mine, we received recognition for Outstanding Reclamation Achievement by the Technical and Research Committee on Reclamation from the Mining Association of British Columbia and the British Columbia Ministry of Energy and Mines.

COMMUNITY ENGAGEMENT

Our community relations program is based on open and continuous communication with the members of communities located in our areas of operation. We take a shared-value approach to local development activities to promote sustainable long-term economic and social benefits. In addition, we strive to ensure that local stakeholders have an opportunity for input and dialogue. Projects aimed at assisting and advancing our communities include training and employment, development of infrastructure and support for education and medical services, among others. At all times, we work to be a partner in the long-term sustainability of the communities in which we operate.

Community support and engagement is well-established at our Marigold mine, and several of our employees are key participants in local development efforts. Our employees work closely with the University of Nevada, Reno in creating a graduate program in mining, in addition to providing internships for students and ongoing support to the university. We also support local high schools through scholarships, contribution of equipment and supplies and employee volunteer efforts. In addition, our Marigold emergency response team actively supports the emergency preparedness and wellness in the local community and has participated in various activities including training drills and delivering flu vaccinations at health fairs.

Our Seabee Gold Operation is located in northern Saskatchewan, within the traditional territories of the Lac La Ronge Indian Band and the Peter Ballantyne Cree First Nation. Since our acquisition of the operation in May 2016, we have identified training, education and employment of northern communities as priorities for community engagement. This has resulted in over 35% of our employees at the Seabee Gold Operation being self-identified as indigenous and over 20% from Northern Saskatchewan communities. In 2019, we partnered with Indspire to create scholarships for Indigenous communities in the vicinity of the Seabee Gold Operation.

At Puna Operations in Argentina, we support the educational system in the Province of Jujuy through collaboration with local schools. We have assisted with the renovation of six local educational facilities and with a number of information sessions and educational activities held for students throughout the region. We have also collaborated with the Argentina Ministry of Education to create a program allowing members of local communities, including our employees, to complete their secondary education. Furthermore, we provide medical services and administer health campaigns in the remote areas in close proximity to the Pirquitas property. The Pirquitas health center provides emergency services for the local communities and we have initiated a general practitioner outreach program for local towns, commenced a dental care program and held numerous illness prevention workshops. We also built two sports centers in 2016 for the surrounding communities.

As part of the development of the Chinchillas property, we have enhanced community engagement targeting education, training and employment opportunities. Over 300 employees have been trained and are working at Chinchillas and nearly 100% of these employees are from the local communities.

At our Pitarrilla project in Mexico, as part of our agreement with the Ejido Casas Blancas, we have funded the construction of Lienzo Charro, a traditional rodeo site, and supported health and cultural activities. As part of our agreement with the Ejido San Francisco De Asís, we have funded infrastructure and cultural activities.

Over the past years at our San Luis project in Peru, we have engaged in and funded several projects aimed at developing the social and economic conditions in local communities. We are currently coordinating with the Social Management Office of the Ministry of Mining and Energy and a local university to advance a training program for local residents, including a mining internship program.

TRANSPARENCY

In 2019, we published our inaugural Sustainability Report (the “2018 Sustainability Report”), which was developed using the Global Reporting Initiative framework. The 2018 Sustainability Report outlines our approach to sustainability across a range of areas and summarizes our 2018 sustainability performance. The report also underscores our ongoing commitment to transparency with our stakeholders. The 2018 Sustainability Report is available for viewing on our website at www.ssrmining.com.

In addition, we disclose certain categories of payments we make to domestic and foreign governments at all levels under the Canadian Extractive Sector Transparency Measures Act (“ESTMA”). Our annual ESTMA reports are available on our website at www.ssrmining.com.

HUMAN RIGHTS POLICY

As part of our commitment to being a responsible corporate citizen, we recognize the important role and responsibility we have in respecting the human rights of our stakeholders. In 2019, we adopted a Human Rights Policy (the “Human Rights Policy”), which is aligned with the United Nations Guiding Principles on Business and Human Rights, the United Nations Global Compact, and the Organization for Economic Cooperation and Development Guidelines for Multinational Enterprises. This includes support and respect for the human rights expressed in the International Bill of Human Rights and the principles concerning fundamental rights set out in the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work. The Human Rights Policy is available for viewing on our website at www.ssrmining.com.

In 2019, as part of our commitment to increasing awareness of our human rights commitments, we delivered internal human rights training targeted at department managers at all of our sites and offices.

DIVERSITY

Our Corporate Governance and Nominating Committee (the “CGN Committee”) has responsibility for recommending to the Board the nominees for election or re-election as directors at the annual meeting of Shareholders. As part of this process, our CGN Committee assesses the skills, expertise, experience and backgrounds of our directors annually, in light of the needs of our Board, including the extent to which the current composition of our Board reflects a diverse mix of identified competencies. Our CGN Committee charter is available for viewing on our website at www.ssrmining.com.

Our Board of Directors recognizes that a board composed of men and women with a mix of differing skills, experience, perspectives, age and characteristics leads to a more robust understanding of opportunities, issues and risks, and to stronger decision-making. In 2018, our Board of Directors adopted a Board Diversity Policy (the “Board Diversity Policy”), which promotes the benefits of, and need for, board diversity. Our CGN Committee reviews this policy annually and assesses its effectiveness in promoting a diverse Board, which includes an appropriate number of women directors. Our Board Diversity Policy is available for viewing on our website at www.ssrmining.com.

In addition, each of our Code of Business Conduct and Ethics (the “Code of Conduct”) and our Employee Assistance Program promotes and supports diversity and inclusion. Our Code of Conduct is available for viewing on our website at www.ssrmining.com.

We are committed to a merit-based system for board composition within a diverse and inclusive culture, which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination. We are also committed to improving the gender representation of our Board, and undertake to work diligently towards, among others: achieving a Board composition by 2022 in which at least thirty percent (30%) of our directors are women; and ensuring that our CGN Committee includes women directors.

Gender diversity was a particular focus for our CGN Committee in the most recent director search process in 2017, along with the need to recruit directors to strengthen our expertise in the areas of the international capital markets, legal and corporate governance. This search resulted in the appointment of each of Ms. Elizabeth A. Wademan and Mr. Simon A. Fish to the Board, effective January 1, 2018. As of such date, and during 2019, two of our nine directors (22%) were women. We also recognize the need to promote gender diversity within our executive officer positions, and our five-member executive team includes one woman, Ms. Nadine J. Block as Senior Vice President, Human Resources (20% of our executive officers). See “Directors and Executive Officers – Executive Officers” for further information.

In March 2019, we became a member of each of the Catalyst Accord 2022 and the 30% Club Canada, diversity initiatives aimed at accelerating the advancement of women in Canada. The Catalyst Accord 2022 aims to increase the average percentage of women on boards and women in executive positions in corporate Canada to 30% or greater by 2022 and share key metrics with Catalyst to benchmark collective progress towards these goals. The 30% Club Canada works with the business community to achieve better gender balance on the boards and senior leadership of Canadian companies, and is focused on building a strong foundation of business leaders who are committed to meaningful and sustainable gender balance in business leadership.

ANTI-BRIBERY AND ANTI-CORRUPTION POLICY

Our Anti-Corruption Policy (the “Anti-Corruption Policy”) outlines the requirements that must be fulfilled by all our employees, officers and directors, as well as by any third party working for or acting on our behalf. These requirements include prohibitions against bribing government officials, making facilitation payments and commercial bribery. The Anti-Corruption Policy also provides employees with clarity regarding the following: books and records transparency; giving gifts to government officials; making political or charitable contributions; and third-party oversight and due diligence. The Anti-Corruption Policy is available for viewing on our website at www.ssrmining.com.

MINERAL PROPERTIES

SUMMARY OF MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

The following table summarizes as at December 31, 2019 our estimated Mineral Reserves and Mineral Resources. All of our projects noted below are wholly-owned.

		Tonnes	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc	Gold- Equivalent

	Location	kt	g/t	g/t	%	%	koz	koz	M-lbs	M-lbs	koz

MINERAL RESERVES:

Proven Mineral Reserves

Seabee (2) (UG)	Canada	370	9.82	-	-	-	117	-	-	-	117

Chinchillas (3,4)	Argentina	807	-	146.9	0.56	0.30	-	3,809	10	5	66

Total Proven							117	3,809	10	5	183

Probable Mineral Reserves

Marigold (1)	U.S.	228,763	0.49	-	-	-	3,610	-	-	-	3,610

Marigold Leach Pad Inventory (1)	U.S.						277				277

Seabee (2) (UG)	Canada	1,158	10.29	-	-	-	383	-	-	-	383

Chinchillas (3,4)	Argentina	8,113	-	160.8	1.36	0.37	-	41,944	243	66	832

Chinchillas Stockpile (3)	Argentina	587	-	114.8	0.57	0.66	-	2,167	7	9	43

Pirquitas Stockpile (3)	Argentina	870	-	63.9	-	1.43	-	1,789	-	28	48

Total Probable							4,270	45,901	251	102	5,193

Proven and Probable Mineral Reserves

Marigold (1)	U.S.	228,763	0.49	-	-	-	3,610	-	-	-	3,610

Marigold Leach Pad Inventory (1)	U.S.						277				277

Seabee (2) (UG)	Canada	1,528	10.17	-	-	-	500	-	-	-	500

Chinchillas (3,4)	Argentina	10,377	-	149.0	1.14	0.47	-	49,710	260	108	989

Total Proven and Probable							4,387	49,710	260	108	5,376

MINERAL RESOURCES:

Measured Mineral Resources

Seabee (2) (UG)	Canada	493	12.69	-	-	-	201	-	-	-	201

Chinchillas (3,4)	Argentina	1,512	-	126.8	0.54	0.37	-	6,165	18	12	114

Pitarrilla (6)	Mexico	12,345	-	90.1	0.70	1.22	-	35,746	190	333	969

Total Measured							201	41,911	208	346	1,284

		Tonnes	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc	Gold- Equivalent

	Location	kt	g/t	g/t	%	%	koz	koz	M-lbs	M-lbs	koz

Indicated Mineral Resources

Marigold (1)	U.S.	301,760	0.48	-	-	-	4,665	-	-	-	4,665

Marigold Leach Pad Inventory (1)	U.S.						277				277

Seabee (2) (UG)	Canada	2,586	10.22	-	-	-	849	-	-	-	849

Amisk (9)	Canada	30,150	0.85	6.2	-	-	827	5,978	-	-	912

Chinchillas (3,4)	Argentina	23,266	-	101.4	0.98	0.63	-	75,815	502	321	1,776

Chinchillas Stockpile (3)	Argentina	587	-	114.8	0.57	0.66	-	2,167	7	9	45

Pirquitas Stockpile (3)	Argentina	870	-	63.9	-	1.43	-	1,789	-	28	51

Pirquitas (3,5) (UG)	Argentina	2,634	-	292.4	-	4.46	-	24,756	-	259	594

Pitarrilla (6)	Mexico	147,016	-	97.5	0.32	0.87	-	460,728	1,040	2,804	10,003

Pitarrilla (7) (UG)	Mexico	5,430	-	164.9	0.68	1.34	-	28,793	81	160	624

San Luis (8) (UG)	Peru	484	22.40	578.1	-	-	349	9,003	-	-	477

Total Indicated							6,967	609,030	1,631	3,580	20,273

Measured and Indicated Mineral Resources

Marigold (1)	U.S.	301,760	0.48	-	-	-	4,665	-	-	-	4,665

Marigold Leach Pad Inventory (1)	U.S.						277				277

Seabee (2) (UG)	Canada	3,079	10.61	-	-	-	1,050	-	-	-	1,050

Amisk (9)	Canada	30,150	0.85	6.2	-	-	827	5,978	-	-	912

Chinchillas (3,4) + Pirquitas (3,5)	Argentina	28,870	-	119.3	0.83	0.99	-	110,692	528	628	2,579

Pitarrilla (6,7) (OP + UG)	Mexico	164,791	-	99.1	0.36	0.91	-	525,267	1,312	3,297	11,596

San Luis (8) (UG)	Peru	484	22.40	578.1	-	-	349	9,003	-	-	477

Total Measured and Indicated							7,168	650,941	1,839	3,925	21,557

Inferred Mineral Resources

Marigold (1)	U.S.	16,194	0.35	-	-	-	182	-	-	-	182

Seabee (2) (UG)	Canada	2,132	8.50	-	-	-	583	-	-	-	583

Amisk (9)	Canada	28,653	0.64	4.0	-	-	589	3,693	-	-	642

Chinchillas (3,4)	Argentina	22,172	-	49.9	0.55	0.83	-	35,558	268	407	1,096

Pirquitas (3,5) (UG)	Argentina	1,080	-	206.9	-	7.45	-	7,185	-	177	267

Pitarrilla (6)	Mexico	8,524	-	77.4	0.18	0.58	-	21,213	33	108	429

Pitarrilla (7) (UG)	Mexico	1,230	-	138.1	0.89	1.25	-	5,461	24	34	128

San Luis (8) (UG)	Peru	20	5.60	272.0	-	-	4	175	-	-	6

Total Inferred							1,358	73,286	325	726	3,334

Notes to Mineral Reserves and Mineral Resources Table:

All estimates set forth in the Mineral Reserves and Mineral Resources table have been prepared in accordance with NI 43-101. The Mineral Reserves and Mineral Resources estimates have been reviewed and approved by Samuel Mah, P.Eng., our Director, Mine Planning, and F. Carl Edmunds, P.Geo., our Vice President, Exploration, each of whom is a qualified person as defined under NI 43-101.

All Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

Mineral Reserves and Mineral Resources figures have some rounding applied, and thus totals may not sum exactly. All ounces reported herein represent troy ounces, and “g/t” represents grams per tonne. All $ references are in U.S. dollars. All Mineral Reserves and Mineral Resources estimates are as at December 31, 2019.

Mineral Reserves are estimated using the following commodity prices: $1,250 per ounce of gold; $18.00 per ounce of silver; $1.00 per pound of zinc; and $0.90 per pound of lead. Additional modifying parameters such as mine recovery, dilution, metallurgical recovery and geotechnical are appropriately taken into consideration. Mineral Resources are estimated using the following commodity prices: $1,400 per ounce of gold; $20.00 per ounce of silver; $1.30 per pound of zinc; and $1.10 per pound of lead, except as noted below for each of the San Luis project and the Amisk project.

All technical reports for the properties are available under our profile on the SEDAR website at www.sedar.com or on our website at www.ssrmining.com.

“Measured Resources”, “Indicated Resources” and “Inferred Resources” are defined under the heading “Introductory Notes – Cautionary Notice Regarding Mineral Reserves and Mineral Resources Estimates”. Although Measured Resources, Indicated Resources and Inferred Resources are Mineral Resources confidence classification categories defined by CIM and are recognized and required to be disclosed by NI 43-101, the SEC does not recognize these categories. Disclosure of contained ounces is permitted under NI 43-101; however, the SEC permits mineralization that does not constitute “reserves” by SEC standards to be reported only as in place tonnage and grade. See “Introductory Notes – Cautionary Notice Regarding Mineral Reserves and Mineral Resources Estimates”.

Marigold Mine

(1)

Except for updates to cost parameters, all other key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources and the data verification procedures followed are set out in the Marigold Technical Report. For additional information about the Marigold mine, readers are encouraged to review the Marigold Technical Report.

Mineral Reserves estimate was prepared under the supervision of Jeremy W. Johnson, SME Registered Member, a qualified person and our Technical Services Superintendent at the Marigold mine. Mineral Resources estimate was prepared under the supervision of James N. Carver, SME Registered Member, our Exploration Manager at the Marigold mine, and Karthik Rathnam, MAusIMM (CP), our Resource Manager, Corporate, each of whom is a qualified person.

Mineral Reserves are reported within a design pit shell whereas Mineral Resources are constrained within a conceptual open pit shell. Mineral Reserves are reported at a cut-off grade of 0.065 g/t payable gold, which includes a calculation for royalty and metallurgical recovery within the block model. On-site costs incorporate the appropriate amount for sustaining capital within the respective average unit costs for mining of $1.91 per tonne mined, processing of $1.68 per tonne placed (heap leach), and site general of $0.74 per tonne placed.

Seabee Gold Operation

(2)

Except for updates to cost parameters, mill recovery and dilution to include recent operating results, and resource modeling techniques based on recommendations set forth in the Seabee Gold Operation Technical Report, all other key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources and the data verification procedures followed are set out in the Seabee Gold Operation Technical Report. For additional information about the Seabee Gold Operation, readers are encouraged to review the Seabee Gold Operation Technical Report.

Mineral Reserves estimate was prepared under the supervision of Kevin Fitzpatrick, P.Eng., a qualified person and our Engineering Supervisor at the Seabee Gold Operation. Mineral Resources estimate was prepared under the supervision of Jeffrey Kulas, P.Geo., a qualified person and our Manager Geology, Mining Operations at the Seabee Gold Operation.

Mineral Reserves are reported at a cut-off grade of 3.44 g/t gold. On-site costs include the average costs for mining of $54.17 per tonne processed, process and surface transport of $38.16 per tonne processed, and site general costs of $75.65 per tonne processed. The overall metallurgical recovery is 98.0% for gold.

Puna Operations

(3)

Mineral Reserves estimate for Puna Operations was prepared under the supervision of Robert Gill, P.Eng., a qualified person and our General Manager at Puna Operations. Mineral Resources estimate was prepared under the supervision of F. Carl Edmunds, P.Geo., a qualified person and our Vice President, Exploration.

(4)

Mineral Reserves for Chinchillas mine are reported within a design pit shell whereas Mineral Resources are constrained within a conceptual open pit shell. Mineral Reserves are reported at a NSR cut-off value of $44.11 per tonne, which incorporates the appropriate metallurgical recoveries and an amount for sustaining capital. On-site costs include the average costs for mining of $3.03 per tonne mined, surface transport cost of $9.80 per tonne hauled, rehandling cost of $1.93 per tonne crushed, processing of $16.89 per tonne processed, and site general costs of $9.70 per tonne processed.

(5)

Mineral Resources for Pirquitas Underground are reported below the as-built open pit topographic surface above an NSR cut-off value of $100.00 per tonne. Additional factors of dilution, mine recovery and the requisite development costs were considered to exclude any potentially uneconomical stope shapes.

Pitarrilla Project

(6)

Mineral Resources amenable to conventional open pit mining method are constrained within conceptual pit shell at an NSR cut-off value of $16.38 per tonne (leach) or $16.40 per tonne (flotation), which incorporates the appropriate metallurgical recoveries for the respective concentrates and off-site charges.

(7)

Mineral Resources (Pitarrilla UG) are reported below the constrained open pit resource shell above an NSR cut-off value of $80.00 per tonne, using grade shells that have been trimmed to exclude distal and lone blocks that would not support development costs.

San Luis Project

(8)	Mineral Resources are reported at a cut-off grade of 6.0 g/t gold equivalent, using metal price assumptions of $600 per ounce of gold and $9.25 per ounce of silver.

Amisk Project

(9)

Mineral Resources estimate was prepared by Glen Cole, P.Geo., Principal Resource Geologist, SRK Consulting (Canada) Inc., a qualified person. Mineral Resources are reported at a cut-off grade of 0.40 g/t gold equivalent, using metal price assumptions of $1,100 per ounce of gold and $16.00 per ounce of silver.

MARIGOLD MINE

The following disclosure relating to the Marigold mine is based on information derived from the Marigold Technical Report prepared by James N. Carver, SME Registered Member, Karthik Rathnam, MAusIMM (CP), Thomas Rice, SME Registered Member, and Trevor J. Yeomans, ACSM, P.Eng., each of whom is a qualified person under NI 43-101. Each of Messrs. Carver, Rathnam and Yeomans is an employee of SSR Mining. The Marigold Technical Report is available for review under our profile on the SEDAR website at www.sedar.com or on our website at www.ssrmining.com. All scientific and technical information relating to the Marigold mine subsequent to the effective date of the Marigold Technical Report has been reviewed and approved by Greg Gibson, P.E. and SME Registered Member, our General Manager at the Marigold mine, and James N. Carver, SME Registered Member, our Exploration Manager at the Marigold mine, each of whom is a qualified person under NI 43-101.

Project Description, Location and Access

The Marigold mine is located in southeastern Humboldt County, in the northern foothills of the Battle Mountain Range, Nevada, U.S. The mine is situated approximately five kilometers south-southwest of the town of Valmy, Nevada. Other nearby municipalities include Winnemucca and Battle Mountain, Nevada, which are located approximately 58 kilometers to the northwest and 24 kilometers to the southeast of the Marigold mine, respectively. Access to the Marigold mine is via a five kilometer long public road consisting of hard packed clay and gravel, emanating from the Exit 216 off Interstate Highway 80.

The authorized plan of operations (“PoO”) area of the Marigold mine encompasses approximately 10,600 hectares, with approximately 2,450 hectares within the PoO permitted for mining-related disturbance. Land and mineral ownership within the PoO for the mine are generally noted as having a “checkerboard” ownership pattern. In 2015, we acquired the Valmy property, a 2,844 hectare land package surrounding portions of the Marigold mine to the east, south and west. In 2018, we completed the acquisition of certain parcels of land, and the associated mineral and surface rights, proximal to the PoO boundary. In 2019, we acquired the Trenton Canyon and Buffalo Valley properties, an 8,900-hectare land package to the south and contiguous with the Marigold mine, which increased our total land holding at Marigold to 19,800 hectares. We anticipate that operating synergies and exploration benefits will be realized from the incorporation of these lands into the Marigold mine land package.

We hold a 100% interest in the Marigold mine through our wholly-owned subsidiary, Marigold Mining Company. The surface and mineral rights we hold at the Marigold mine are comprised of certain real property, unpatented mining claims, and leasehold rights to unpatented mining claims, millsite claims and certain surface lands. Such mineral claims are federally-based and managed by the BLM.

In accordance with certain of the leases in respect of which we hold leasehold interests, we are required to make certain NSR royalty payments to the lessors and comply with certain other obligations, including completing certain work commitments or paying taxes levied on the underlying properties. Such NSR royalty payments are determined based on the specific areas of the Marigold mine that gold is extracted from and are payable when the related ounces extracted from such areas are produced and sold. The NSR royalty payments for the Marigold mine vary between 2.125% and 10% of the value of gold production net of offsite refining costs. We are required to pay an annual maintenance fee to keep our mining claims in good standing.

For a discussion of permitting and environmental liabilities at the Marigold mine, see “Infrastructure, Permitting and Compliance Activities” below.

Location of the Marigold Mine

History

The following is a brief chronological description of mining that has occurred at the Marigold mine prior to our ownership:

•

1938-1968: The first recorded gold production from the property was from the underground mine in 1938. Approximately 9,100 tonnes of ore averaging about 6.85 grams of gold per tonne was processed before World War II halted production. Several unsuccessful attempts to open and operate the mine were made before exploration activities began in 1968.

•

1968-1985: Several companies conducted exploration programs in the Marigold area, completing a total of 126 exploratory drillholes. From 1983 to 1984, the Marigold Development Company excavated a small open pit over the historic underground workings, producing 2,800 tonnes containing 271 ounces of gold. In 1985, Vek/Andrus Associates drilled three holes in the Section 8 area of the property, just northeast from the old underground mine. Following encouraging results from this drilling, Cordex Exploration Co. (“Cordex”), an exploration syndicate composed of, among others, Lacana Gold Inc. (“Lacana”) and Rayrock Mines Inc. (“Rayrock Mines”), leased the Vek/Andrus Associates claim block in September 1985 and began a drilling program in November 1985 that resulted in the discovery of the 8 South orebody.

•	1986-1992: Following further drilling in the 8 South area in the spring of 1986, a joint venture between SFP Minerals Corporation and the Cordex group consolidated some of the land holdings.

In March 1988, Rayrock Mines made a production decision on the 8 South deposit and, in August 1989, the first gold doré bar was poured at the Marigold mill. In March 1992, Rayrock Mines purchased a two-thirds ownership interest in the property, and Homestake Mining Company (“Homestake”), which had taken Lacana’s interest through previous corporate mergers, held the remaining one-third ownership interest.

•

1994-2001: In 1994, Marigold became a run of mine (“ROM”) heap leach operation. In March 1999, Glamis Gold Ltd. (“Glamis Gold”) purchased all of the assets of Rayrock Mines, thereby acquiring a two-thirds ownership interest in the Marigold mine, with Homestake continuing to hold the remaining one-third ownership interest. By January 2001, a total of one million ounces of gold had been recovered from the property. In July 2001, Glamis Gold released a revised technical report to present the Mineral Resources and Mineral Reserves for recently-discovered mineralization in the “checkerboard” square known as Section 31.

•

2006-2013: In 2006, Glamis Gold merged with Goldcorp Inc. (“Goldcorp”), resulting in a subsidiary of Goldcorp holding a two-thirds ownership interest in the Marigold mine, as operator, and Homestake, which had been acquired by Barrick Gold Corporation (“Barrick”) in 2001, continuing to hold the remaining one-third ownership interest. In 2007, discovery holes were drilled in the Red Dot deposit. By mid-2009, two million ounces of gold had been recovered from the property.

On April 4, 2014, we completed the acquisition of the Marigold mine from subsidiaries of Goldcorp and Barrick for total cash consideration of $268 million after closing adjustments.

The following is a brief chronological description of mining that has occurred at the Valmy property prior to our ownership:

•	1980-1998: Hecla Mining Company (“Hecla”) and Santa Fe Pacific Gold Corp. (“SFP Gold”) completed drilling programs at the Valmy property.

•

1998-2005: Newmont acquired the Valmy property in 1998, and continued exploration activities. Mining operations commenced in 2002 at each of the Valmy, Mud and NW pits, with ore shipped to the North Peak leach pads. Mining activities ceased in 2005. From 2002 to 2005, Newmont mined approximately 196,000 ounces of gold at the Valmy property.

On September 24, 2015, we completed the acquisition of the Valmy property in Nevada, U.S., which is contiguous with our Marigold mine, for $11.5 million in cash from Newmont.

The following is a brief chronological description of mining that has occurred at the Trenton Canyon and Buffalo Valley properties prior to our ownership:

•

1980-2012 (Trenton Canyon): SFP Gold and Newmont carried out exploration activities and drilled a total of 147,916 meters in 1,104 drillholes. From 1996 to 2005, Trenton Canyon was operated by SFP Gold and Newmont as an open-pit ROM heap leach operation. Production during this period totaled approximately 290,000 ounces of gold from the North Peak, West and South pits within the Trenton Canyon property.

•

1980-2012 (Buffalo Valley): Horizon Gold Shares, Inc. (“Horizon Gold”), SFP Gold, Fairmile and Newmont drilled a total of 193,668 meters in 1,643 drillholes. From 1987 to 1990, production totaled approximately 50,000 ounces of gold at the Buffalo Valley property.

As of December 31, 2019, the historical Indicated Mineral Resources estimate for Buffalo Valley is 418,000 ounces of gold (20 million tonnes at an average gold grade of 0.65 g/t) as of December 31, 2018, based on a metal price assumption of $1,400 per ounce of gold, as reported by Newmont in its news release dated February 21, 2019. The Indicated Mineral Resources estimate disclosed by Newmont has been grossed up to illustrate 100% ownership of Buffalo Valley and is subject to rounding. Such estimate is based on Newmont data (including collar, survey, lithology and assay data), using ordinary kriging with appropriate estimation parameters in accordance with industry standards. Such estimate needs to be verified by SSR Mining by conducting detailed verification checks, including quality assurance/quality control (“QA/QC”) of location, geological, density and assay data. A qualified person for SSR Mining has not done sufficient work to classify the historical estimate at Buffalo Valley as current Mineral Resources and therefore we are not treating the historical estimate as current Mineral Resources.

On June 27, 2019, we completed the acquisition of the Trenton Canyon and Buffalo Valley properties in Nevada, U.S. from Newmont and Fairmile, net of a 0.5% NSR royalty on the properties. The aggregate purchase price included $22.0 million in cash and the assumption of related long-term environmental and reclamation obligations for the properties.

Geological Setting, Mineralization and Deposit Types

Regional Geology

The Marigold mine is located in north-central Nevada within the Basin and Range physiographic province, bounded by the Sierra Nevada to the west and the Colorado Plateau to the east. The western part of the North American continent has undergone a complex history of extensional and compressional tectonics from the Proterozoic through to the Quaternary. Predominantly Paleozoic rifting and basin subsidence led to the formation of thick (hundreds of meters) passive margin sedimentary sequences, and repeated inter-plate collisions caused accretion of arc related volcanics and ocean floor rocks which were pushed together with the basin sediments to form fold and thrust belts. Later extension related to subduction and back arc basin rifting resulted in the development of basin and range topography. Crustal thinning caused by the extension allowed the rise of magma close to the surface which produced extensive and voluminous magmatism from the mid Eocene to late Miocene. Crustal extension with bi-modal volcanism occurred in the region from the late Miocene to the present day.

Local and Property Geology

The Marigold mine is located in the Battle Mountain mining district on the northern end of the Battle Mountain-Eureka trend, a conspicuous lineament of sedimentary rock-hosted gold deposits. The Battle Mountain district hosts numerous mineral occurrences, including porphyry copper-gold, porphyry copper-molybdenum, skarn, placer gold, distal disseminated silver-gold, and Carlin-type gold systems.

Three packages of Paleozoic sedimentary and metasedimentary rocks are present at the Marigold mine. In ascending tectonostratigraphic order, these include:

•

Valmy Formation: The oldest rocks in the Marigold area belong to the Ordovician Valmy Formation. The Valmy Formation consists of quartzite, argillite, chert, and lesser metabasalt, all of which are complexly folded and faulted in the Marigold mine area. The top of the Valmy Formation is unconformable with overlying rocks. Silurian and Devonian rocks are not present either due to non-deposition or erosion. Unconformably overlying the Valmy Formation is the Pennsylvanian-Permian Antler overlap sequence.

•

Antler Sequence: The Antler overlap sequence is composed of Pennsylvanian to Permian-aged rocks assigned to three formations: the basal Battle Formation; the Antler Peak Limestone; and the Edna Mountain Formation. These formations represent a transgressive sequence of shallow marine rocks that include conglomerate, sandstone, limestone and siltstone. There is evidence the Antler sequence was locally deposited into sub-basins developed by normal offset on growth faults of likely early Permian age. Antler sequence rocks are relatively undeformed, except for offset and rotation along Basin and Range normal faults. The Antler sequence is in thrust contact with the overlying and partially contemporaneous Havallah sequence.

•

Havallah Sequence: The uppermost package of Paleozoic rocks exposed at Marigold is the Mississippian-Permian Havallah sequence. The Havallah sequence is an assemblage dominated by siltstone, metabasalt, chert, sandstone, conglomerate and carbonate rocks. These deeper water marine sediments were deposited in a fault-bounded deep-water trough and subsequently obducted over the Antler sequence along the Golconda thrust.

A series of late Cretaceous porphyritic quartz monzonite dikes crosscut the Paleozoic rock package at the Marigold mine. The intrusions are typically several meters wide, and several can be traced along strike for tens to hundreds of meters. The dikes strike west-northwest to north and are typically steeply dipping.

There are no Mesozoic sedimentary rocks in the Marigold mine area; however, approximately two-thirds of the Marigold mine is covered by Tertiary to Quaternary intercalated gravel and volcanic material.

Mineralization

The gold deposits at the Marigold mine cumulatively define a north-trending alignment of gold mineralized rock more than 8 kilometers long. Gold mineralizing fluids were primarily controlled by fault structure and lithology, with tertiary influence by fold geometry. The deposition of gold was restricted to fault zones and quartzite-chert dominant horizons within the Valmy Formation and high permeability units within the Antler sequence. Gold mineralization was also influenced by fold geometry in the Valmy Formation.

In oxidized rocks, gold occurs natively in fractures associated with iron oxide. Rocks within the Marigold mine area are oxidized to a maximum depth of approximately 450 meters. The redox boundary is not consistent throughout the Marigold mine and is substantially influenced by lithology. Shale, argillite, and siltstone units are frequently unoxidized adjacent to pervasively oxidized quartzite horizons.

The table below provides the key stratigraphic and structural elements controlling the mineralization at each deposit:

Deposit Name	Main Control on Mineralization	Host Rock	Length (m)	Width (m)	Thickness (m)	Preferred Trend in Plan

Antler	Favorable host rock	Antler- quartzite and argillite	722	177	40	NS

Basalt	Favorable host rock	Valmy-quartzite, argillite meta-basalt	1,000	325	25	NS

Target II	Favorable host rocks and structural intersections	Edna Mtn, Antler, Battle conglomerate, Valmy-quartzite	700	100	30	NS

Mackay and Red Dot	Favorable host rocks and steep structures	Valmy-quartzite	3,600	700 – 1,500	Number of zones up to 30	NS

8 South (included in Mackay North)	Favorable host rocks and structures	Edna Mtn and Antler Peak Limestone	300	100	Up to 35	NS

5 North Phase 1	Favorable host rocks	Edna Mtn	260	90	10	NS

5 North Phase 2	Steep structure and favorable host rocks	Antler Peak Limestone	250	50	20	NNW

Valmy	Favorable host rocks and structures	Valmy-quartzite	3,600	700 – 900	Up to 60	NS

Buffalo Valley	Favorable host rocks and structures	Altered siliciclastic, limestone of the Havalla sequence and in tertiary intrusive rocks	1,000	500	300	NNW

Deposit Name	Main Control on Mineralization	Host Rock	Length (m)	Width (m)	Thickness (m)	Preferred Trend in Plan

Trenton Canyon	Favorable host rocks and structures	Edna Mtn, Antler, Battle conglomerate, Valmy-quartzite	5,000	700 – 1,500	Number of zones (exploration is in progress)	NS

Deposit Types

The deposits at the Marigold mine have been described as distal disseminated silver-gold deposits. Such deposits are disseminated equivalents of polymetallic vein deposits, characterized by a geochemical signature that includes silver, gold, lead, manganese, zinc, copper, antimony, arsenic, mercury and tellurium. Typically, they contain substantially more silver relative to gold than other types of disseminated gold deposits and may feature supergene enrichment of silver if significantly oxidized. In Nevada, distal disseminated silver-gold deposits are proximal to Jurassic, Cretaceous, and mid-Tertiary granitoid intrusions. A fundamental requirement of the distal disseminated silver-gold model necessitates a genetic link between silver-gold mineralization and causative intrusions; however, no such relationship has been conclusively demonstrated at the Marigold mine.

A Carlin-type gold deposit is a unique type of disseminated, sedimentary rock-hosted gold deposit. The genesis of Carlin-type gold deposits is currently not well understood. In Nevada, Carlin-type gold deposits occur along several main mineral trends, including the Carlin trend and Battle Mountain-Eureka trend, and are primarily hosted by silty carbonate rocks. Gold occurs in arsenian pyrite rims on pyrite grains and is associated with arsenic, sulphur, antimony, mercury and thallium. Even though the genesis of Carlin-type gold deposits remains enigmatic, there is consensus that all Carlin-type gold deposits in Nevada formed during the Eocene period.

Distal disseminated silver-gold deposits may share similarities with Carlin-type gold deposits, including ore body morphology, structural setting and alteration styles, but drastically differ with respect to alteration zonation, geochemical signature, hypogene mineralogy and endowment. Distal disseminated silver-gold deposits show a more definitive magmatic signature than Carlin-type gold deposits that includes zoning of alteration relative to felsic hypabyssal intrusions, base metal enrichment, significantly higher silver-to-gold ratios, and distinctive hypogene ore mineralogy (e.g., base metal sulfides, native gold and silver, electrum, silver sulfides and silver sulfosalts), and are typically much smaller in terms of gold endowment. Recent work suggests that the gold deposits at the Marigold mine are best classified as Carlin-type gold deposits, based on many similarities with the Carlin-type gold deposits model and a lack of evidence for causative hypabyssal intrusions.

Exploration

Subsequent to our acquisition of the Marigold mine in 2014, we initiated a review of the exploration activities conducted by previous owners. Based on this review, we initiated a gravity survey at a grid spacing of approximately 150 meters by 150 meters in areas not previously covered by a gravity survey. The main objective of this work was to delineate possible fluid conduits or feeder structures for the Marigold mineralization.

The data processing involved removal of spurious anomalies produced by dumps and leach pads. The survey successfully defined and confirmed the north-south structural zone as well as the north-east and north-west structures. Coupled with other historical geophysical programs conducted by previous owners of the Marigold mine, this information has provided a more complete structural understanding of the subsurface geology at the property to aid in our exploration program.

Exploration activities in 2016 included a pre-faulting reconstruction of the geology over our entire land package. This work yielded significant interpretative conclusions which identified several near-surface oxide targets. In the third quarter of 2016, we expanded our gravity survey coverage to include portions of the Valmy property and Marigold mine, including the additional lands to the east, south and west of the original Marigold mineral claims. This data, together with our understanding of the sub-surface geology, was used to select drill sites for our deep sulphide exploration program targeting a high grade style of mineralization.

In 2017, exploration and development activities included structural and compilation work at the North Red Dot target, which was tested and confirmed continuity of mineral controlling fault systems. Initial exploration of the Showdown target area yielded several encouraging intervals of shallow low grade gold mineralization between the East Basalt deposit and the Valmy deposits. The known zone of mineralization has been extended below and east of the current resource pit at East Basalt based on drill results. Positive drilling results were received within the resource portions of the Red Dot deposit, which confirmed the geologic interpretation.

Exploration activities in 2018 focused on the upgrading of Mineral Resources at Red Dot and growth within and along the various phases of the Mackay pit. Drilling also targeted Mineral Resource additions along the North and South Red Dot expansion areas.

In 2019, our Red Dot exploration program focused on geotechnical drilling and engineering with the goal of declaring additional Mineral Reserves. In the fourth quarter of 2019, we completed the second phase of confirmation drilling and, based on the results of our evaluations, we converted Mineral Resources to Mineral Reserves at Red Dot. We also conducted exploration activities in the Mackay pit, North and South Red Dot, Valmy, East Basalt and the Trenton Canyon areas aimed at extending known gold mineralization and discovery.

Drilling

Prior to our acquisition of the Marigold mine, as at December 31, 2013, a total of 6,860 drillholes for approximately 1,357,413 meters of drilling had been completed, as set out in the table below. The first hole was drilled in 1968 and drilling continued sporadically until 1985, when Cordex began systematic exploration of the 8 South area.

Prior to our acquisition of the Valmy property, Hecla, SFP Gold and Newmont completed a total of 852 drillholes for approximately 109,363 meters of drilling. Historical exploration activities conducted between 1980 and 2012 by SFP Gold and Newmont at Trenton Canyon and Horizon Gold, SFP Gold, Fairmile and Newmont at Buffalo Valley consisted of an aggregate of 2,747 drillholes totaling 341,584 meters of drilling.

Since acquiring the Marigold mine in 2014, the Valmy property in 2015 and the Trenton Canyon and Buffalo Valley properties in 2019, we have completed a total of 1,244 drillholes for 364,554 meters of drilling, as set out in the table below.

Drilling Program	Company	No. RC Holes		RC Meters(1)		No. Diamond Holes	Diamond Meters(1)	Total Holes	Total Meters(1)

1968- 1985	Various exploration and mining groups	126	(2)	7,037	(2)	— (2)	— (2)	126	7,037

1985- 1999	Cordex and Rayrock Mines	2,350		333,325		8	2,176	2,358	335,501

1999- 2006	Glamis Gold	2,498		484,619		8	2,030	2,506	486,649

1968- 2012	Newmont and other mining groups (Valmy property)	852		108,326		15	1,037	867	109,363

Drilling Program	Company	No. RC Holes		RC Meters(1)	No. Diamond Holes		Diamond Meters(1)		Total Holes		Total Meters(1)

1980-2012	Newmont and other mining groups (Trenton Canyon and Buffalo Valley)	— (6)		— (6)	— (6)		— (6)		2,747		341,584

2006- 2013	Goldcorp/Barrick	1,856		520,163	14		8,063		1,870		528,226

2014	SSR Mining	116		21,653	1	(3)	1,235	(3)	117		22,888

2015	SSR Mining	171	(5)	39,070	4		4,270	(4)	175	(5)	43,340	(5)

2016	SSR Mining	231		55,147	1		955		232		56,102

2017	SSR Mining	188		54,814	1		1,128		189		55,942

2018	SSR Mining	259		93,276	—		—		259		93,276

2019	SSR Mining	247		82,741	25		10,265		272		93,006

Total		8,894		1,800,171	77		31,159		11,718		2,172,914

Notes:
(1)	Drill lengths converted from feet to meters. Figures have rounding applied. Exact totals prior to 2014 in feet can be found in the Marigold Technical Report.
(2)

No documentation of drilling method at the Marigold mine is available for these drillholes. However, before reverse circulation (“RC”) drilling became widely adopted in the mid-1980s, conventional single tube drilling was often relied upon as the exploration drilling technique. It is suspected that single tube drilling was used during this time period, with only occasional diamond drillholes utilized. These drillholes are located in areas that have been mined or are outside of the current Mineral Resources area of the Marigold mine.

(3)

Only one diamond core drillhole was completed at the end of 2014, for a total of 1,235 meters. Two diamond core drillholes were in progress, and the total diamond core drilled during 2014, including the completed diamond core drillhole, was approximately 2,829 meters.

(4)	Four HQ core drillholes, including the two HQ core drillholes in progress at the end of 2014, were completed in 2015, totaling 4,270 meters of HQ core.
(5)	Includes an additional 2,360 meters of drilling in 37 sonic drillholes in mineralized stockpiles.
(6)	RC and core drillholes have not been split as data verification is in progress to identify the RC and core drillholes from this period.

1980 to 2013 Drilling Programs

Drilling at the Marigold mine from 1985 to 1994 mainly targeted the high grade zone (greater than 1.71 grams of gold per tonne) in the 8 South deposit with a focus on gold recoverable in a mill and cyanide gold recovery circuit. In 1994, as these higher grade zones were depleted, the decision was made for the operation to migrate to a ROM heap leach operation. Consequently, the exploration strategy was adjusted to explore for and discover large tonnage ore deposits with average grades equal to or greater than 0.34 grams of gold per tonne.

Drilling activities commenced at the Valmy property in 1980 and were focused on shallow lower grade oxide mineralization amenable to ROM heap leach operations. Hecla and SFP Gold carried out drilling programs between 1980 and 1998, identifying the Valmy deposit. Exploration activities conducted by Newmont from 1998 to 2005 were mainly focused on infill drilling at the Valmy pit and also identified the Mud and NW pit deposits.

Drilling activities at the Trenton Canyon property commenced in 1980 and were focused on shallow oxide mineralization amenable to ROM heap leach operations. SFP Gold and Newmont carried out exploration activities between 1980 and 2012 identifying seven different mineral centers, including the North Peak deposit, South pit, West Pit and the Relay Ridge deposit.

In 1980, Horizon Gold commenced exploration activities at Buffalo Valley and similarly focused on shallow oxide mineralization amenable to ROM heap leap operations. Newmont advanced this project through multiple drill campaigns between 2006 and 2012.

Goldcorp and Barrick supported ongoing near mine exploration work at the Marigold mine between 2006 and 2013. This included development drilling for mineral conversion and exploration drilling to discover additional Mineral Resources. This exploration work led to the discovery of mineralization in the Red Dot area, while the development work grew the Antler and Basalt deposits into one larger open pit with discovery and definition of additional Mineral Resources near and between these two deposits. Subsequent exploration drilling campaigns have expanded on the potential for an area which encompasses the 8 South, 8 North, 8 Deep and the Terry Zone North deposits, all of which comprise the Mackay North exploration area.

2014 to 2019 Drilling Programs

In June 2014, we initiated a program of infill and exploratory RC drilling, which targeted the discovery of near-surface gold mineralization proximal to the open pits and the upgrading of Inferred Mineral Resources to Indicated Mineral Resources. From June 2014 to 2017, our drilling production included: 706 RC drillholes for 170,684 meters; 37 sonic drillholes in rock stockpiles (included in RC totals); and seven HQ diamond core holes for 7,588 meters. We drilled on targets and resource areas, including East Basalt, Battle Cry, Showdown, Valmy SE, Mud & NW, Crossfire, HideOut, 8 South pit extension, Terry Zone North, 8 Deep, 5 North, Red Dot, North Red Dot, Mackay pit extensions and the Mackay Herco Keel structure.

In 2017, exploration activities included structural and compilation work at the North Red Dot target, which was tested and confirmed continuity of mineral controlling fault systems. Initial exploration of the Showdown target area yielded several encouraging intervals of shallow low grade gold mineralization between the East Basalt deposit and the Valmy deposits. Positive drilling results were also received within the resource portions of the Red Dot deposit and in the Mackay pit expansion phases 4 and 5, which encompasses the earlier phase 1 of mining on the Mackay pit. The drilling results confirmed the working geologic understanding of the Mackay and Red Dot deposit interpretation.

The focus of our 2018 exploration program was to conduct infill drilling to upgrade Mineral Resources at Red Dot and to explore higher grade structural zones within various phases of the Mackay pit, with work also targeting Mineral Resource addition.

The main focus of our 2019 exploration program was to convert Mineral Resources into Mineral Reserves at Red Dot. We also conducted exploration drilling along areas that were north and south of Red Dot, within the Mackay pit, on Valmy target areas such as Crossfire and East Basalt, and at Trenton Canyon.

For 2020, we are planning RC and core drilling for Mineral Resources growth at Trenton Canyon, Valmy, East Basalt, Mackay, and two recently acquired small land parcels internal to the Marigold mine’s mineral claims package. This work includes diamond drilling to explore for higher-grade sulphide hosted gold deposits between East Basalt and Trenton Canyon.

Sampling, Analysis and Data Verification

Exploration activities by each of Rayrock Mines, Glamis Gold and Goldcorp have contributed the majority of the assays in the Marigold database spanning the period from 1985 to 2013. Sampling and analytical procedures are known and documented covering this period, and it is assumed that analytical information prior to 1985 has no impact on the current Mineral Resources, as those volumes containing samples collected prior to 1985 have been mined out.

Most of the samples that inform the Marigold database were generated from RC drill cuttings. In general, the practice for the collection of RC samples has changed very little since 1985; however, there have been numerous sequential improvements in sample preparation, security and analysis to date. Marigold has generally followed and continues to follow industry best practices.

There is an extensive sample storage facility at the Marigold mine that preserves the raw sample material which supports the Marigold database. Most of the laboratory pulp reject (since 1987), coarse reject (since 2006) and split diamond drill core are catalogued and securely stored in shipping containers on the property.

Sample Preparation and Analysis

Until the end of 1999, fire assay (“FA”) with a gravimetric finish was the preferred analytical method for gold in samples. Since then, all samples have been subjected to first-pass gold cyanide solution assay, which if results were greater than 0.17 grams of gold per tonne, samples were also subjected to FA determination with gravimetric finish at the onsite Marigold laboratory, or FA with atomic absorption (“AA”) spectroscopy finish and FA with gravimetric finish for over limits, at commercial laboratories.

All Newmont-provided samples that inform the resource database for the Valmy area were assayed at various commercial laboratories. The preferred assay method was FA with AA spectroscopy finish, followed by gold cyanide solution assay on select samples within the mineralized zone.

For our 2014 to 2019 drilling programs, all exploration samples from Marigold and the Valmy and Trenton Canyon properties were analyzed at American Assay Laboratories (“AAL”), an ISO 17025 certified facility in Sparks, Nevada. AAL is independent from SSR Mining. All samples are subjected to first-pass FA determination with an AA finish and FA with gravimetric finish for over-limits. This is followed by a gold cyanide solution assay with an AA finish on samples that have FA values greater than or equal to 0.03 g/t gold.

In 2019, exploration samples from Marigold and the Valmy and Trenton Canyon properties were also analyzed at Paragon Geochemical Laboratories in Sparks, Nevada. Paragon Geochemical Laboratories is independent from SSR Mining. All such samples were subjected to first-pass FA determination with an AA finish and FA with gravimetric finish for over-limits. This is followed by a gold cyanide solution assay with an AA finish on samples that have FA values greater than or equal to 0.03 g/t gold.

Quality Assurance/Quality Control Procedures

As historical QA/QC procedures at the Marigold mine did not meet current standard best practices, we collected a spatially and temporally representative selection from the well-preserved drillhole sample pulps (from the years 1987 to 2013) stored at the property and sent these to AAL for analysis. The aim of this re-assay program was to check the assay quality (i.e., accuracy and precision, from the laboratories that were used during these years). Drillhole sample pulp material was not available for the period 1968 to 1986. The 2014 pulp re-assay program returned values which did not demonstrate any systematic errors in the accuracy or precision of analytical assays from the period between 1987 and 2013. The results from the 2014 pulp re-assay program show the quality of the assay analysis only and give no indication of other potential sampling errors at any stage of the sample collection and preparation stage.

Similar to Marigold, because the historical QA/QC procedures for the Valmy property did not meet current industry standards, after our acquisition of the property, we drilled eight drillholes within a resource block of 200 meters by 150 meters. A total of eleven historical drillholes were within the same block. The infill drill comparison indicated that there was no systematic error in the historical sampling and assaying methodology when compared to current practices, and, therefore, the historical data could be used to develop the Mineral Resources for the Valmy property.

The data received from Newmont for the Trenton Canyon and Buffalo Valley properties are currently being reviewed. Appropriate data verification processes will be put in place to validate the historical database so that the historical data can be used to develop the Mineral Resources for the Trenton Canyon and Buffalo Valley properties.

As part of our QA/QC protocol for our 2014 to 2019 drilling programs, we inserted certified reference material or certified standards (“CRM”) every 20th sample, a blank sample every 50th sample and a field duplicate every 20th sample into the sampling stream. Sample data was monitored on a real-time basis (upon receipt of data from the analytical laboratory) to ensure that sample batches with control sample data were within acceptable limits and those batches outside the limits were re-submitted for analysis in a timely manner. Samples included eleven reference standard samples, unmineralized blank samples and field duplicate samples. The CRM was purchased from Rocklabs Ltd. (“Rocklabs”). Based on the results of the standard control samples, the assay data generated is unbiased and accurate, and suitable for use in our Mineral Resources estimate. Blank control samples indicated that sample cross-contamination was not an issue during the analytical work. The variability in the field duplicate control sample assays were within acceptable levels of precision.

Data Verification

For data collected after April 2014, the following verification steps were completed:

•	The location of planned drillholes was compared to the location of as-built drillholes in real time. Regular field checks were completed on drill and sampling systems;

•	Downhole survey intervals that encountered major deviations were reviewed and validated;

•	Precision and accuracy of laboratory assay results were verified using a QA/QC program that followed an industry standard protocol using the blind insertion of blanks and certified standards;

•

The elevation of all surveyed drillhole collar co-ordinates was checked against the original/current/depleted topographic surface to identify any variations of more than one meter. No discrepancies were found;

•	Profiles of all mined-out pits, backfilled pits and dumps were cross checked, updated annually, and incorporated into the current topography; and

•

All data, including collars, downhole survey, assays and lithology, were imported directly into our geological database without any manual input. Data validation was conducted before the records were uploaded to the main database.

Three technical issues were identified in the Marigold Mineral Resources database, each of which has since been resolved:

•	Drillholes were missing downhole surveys;

•	Some samples were only assayed by cyanide soluble analysis and not by FA; and

•	Assay results for a high percentage of lower grade samples were recorded as 0.0 oz/t gold.

There have been changes in the lower detection limit for cyanide soluble gold assays over time as the ROM cut-off grade has been reduced. Prior to 2009, assay values below detection were entered into the database as 0.0 oz/t. This data artefact was under-representing the mineralized volume of the Mineral Resources estimate at the low-grade range of the analytical distribution and contributing to the positive reconciliation experienced at the Marigold mine.

The issue of below-detection-limit analyses in the database was addressed through a systematic assay program implemented in 2015 and 2016 (the “Assay Program”). A total of 153,023 pulp samples from pre-2009 drill holes reporting a 0.0 oz/t gold cyanide soluble result and located within the reserve pits were recovered from storage and analyzed for gold at AAL. Certified standards and blanks were inserted into the pulp sample list at a rate of one standard in 20 samples and one blank in 50 samples. The samples were analyzed using a 30-gram FA with an AA finish, followed by a gold cyanide solution assay with an AA finish for those samples that returned FA results of 0.03 g/t or greater. The Assay Program identified additional mineralized areas, and the incorporation of this lower grade material, that had been previously estimated as 0.0 oz/t or deemed as waste, increased ore tonnage.

Based on the verification steps and adjustments outlined, the exploration data (including collar, survey, lithology and assay data) is suitable for use in the generation of our Mineral Resources and Mineral Reserves estimates, which can form the basis for mine planning studies.

Sample Security

The bulk of the sample values in the Marigold mine assay database are for samples analyzed at the secure on-site Marigold mine laboratory. Samples shipped off-site were either delivered to a commercial laboratory by a Marigold mine geologist or technician, or were collected by employees of the Marigold mine laboratory, and all samples were sent with a manifest listing the number of samples included in the shipment. Exploration personnel are unaware of any instances of tampering with samples either on site or in transit to the laboratory.

During our 2014 to 2019 drilling programs, all exploration samples were collected from the Marigold mine site by an employee of AAL. All sample dispatches included a manifest listing the sample identifiers and number of samples included in the shipment. AAL electronically acknowledged the receipt of the samples within 24 hours after physically reconciling the samples with the manifest. We are unaware of any instances of tampering with samples either on site or in transit to a laboratory.

Mining Operations

Marigold uses standard open pit mining methods at a current mining rate of 200,000 tonnes per day. The mine conducts conventional drilling and blasting activities with a free face trim row blast to ensure stable wall rock conditions. Electronic detonators are used to control the timing of the blasthole detonation.

Mining occurs on 15.2 meter (50 foot) benches for pre-stripping waste and 7.6 meter (25 foot) benches for ore. Loading operations are performed using three primary loading shovels. Waste and ore haulage are performed with a fleet of 25 units (300 tonne) primary haulers.

With the low grade nature of the Mineral Reserves and Mineral Resources at the Marigold mine, such large, efficient and cost effective machinery must be utilized for mining. Waste is hauled to storage locations near the mining pits to minimize haulage costs.

Processing, Recovery and Metallurgical Testing

The Marigold processing plant and facilities incorporate standard industry ROM heap leaching, carbon adsorption, carbon desorption and electro-winning circuits to produce a final precious metal (doré) product. All processing of ore, which is oxide in nature, is completed via ROM heap leach pad, and is a cost-effective method to recover the gold produced. ROM ore is delivered to the leach pad by haulage truck and stacked in 6.1 meter (20 foot) to 12.2 meter (40 foot) lifts. At any given time, approximately 0.5 million square meters of pad area is being leached.

Barren leach solution (cyanide bearing solution, very low in gold grade) is applied selectively to different areas of the pad. The leach solution is pumped to the leach pad and the pregnant solution (gold bearing) from the leach pad is then collected in a pregnant solution pond before it is pumped to carbon column trains where gold is adsorbed from solution onto activated carbon. Carbon loaded with gold is taken from the carbon columns and transported to the on-site process facility where gold is stripped from the carbon by solution. The precious metal bearing solution is passed through electro-winning cells where metals are plated out of the solution. The plated material is retorted for mercury removal and drying prior to smelting for final precious metal recovery.

Cumulative gold produced from the leach pads is equivalent to 70.3% recovery, whereas total gold recovery including recoverable gold inventory in the leach pads is estimated at 73.6%.

Infrastructure, Permitting and Compliance Activities

Infrastructure

The Marigold mine has infrastructure existing onsite for delivering power and water to the various mine shops, heap leach pads, and process and ancillary facilities. Electrical power is supplied from NV Energy, Inc. via an existing 120 kilovolt (“kV”) transmission line and routed through a 25 kV grid.

Water is supplied from three existing groundwater wells located near the access road to the property. We own groundwater rights collectively allowing up to 3.137 million cubic meters of water consumption annually, the majority of which is used as makeup water for process operations. Approximately 5.3 cubic meters per minute of fresh water is required during peak periods in the summer months. The water is primarily consumed by retention in the leach pads, evaporation, processing operations and dust suppression.

The infrastructure facilities at the Marigold mine include ancillary buildings, offices and support buildings, access roads into the plant site, source of electrical power and power distribution, source of fresh water and water distribution, fuel supply, storage and distribution, waste management and communications. The Trenton Canyon property also includes the North Peak heap leach pads and processing facilities. The Marigold mine is located in a favorable area for natural resource development with significant existing resources to support the mining industry.

Environmental, Permitting and Social Responsibility

Given that significant portions of the Marigold mine exist on public lands administered by the BLM, the BLM is the primary permitting agency and our activities undergo environmental evaluation by the BLM. Past permitting actions were conducted under BLM authority as part of the regulations under the National Environmental Policy Act (“NEPA”), which require various degrees of environmental impact analyses dictated by the scope of the proposed action.

Marigold prepared a proposed amendment to the existing PoO to permit the future mining of all pits to their planned maximum depths as part of the Mackay Optimization Project Environmental Impact Statement (“EIS”). The environmental baseline studies to support the EIS process were initiated in 2013. These baseline studies included, but are not limited to, socioeconomics, air quality impacts, cultural and archaeological resources, groundwater model, pit lake model, screen-level ecological risk assessment, waste rock/material characterization, water characterization, sage grouse habitat evaluation, evaluations for flora and fauna, and feasibility evaluation and pilot testing for rapid infiltration basins. We received a minor modification to the PoO for 2019 and approval of the EIS in the fourth quarter of 2019.

Specific federal, state and local (Humboldt County, Nevada) regulatory and permitting requirements apply to Marigold mine activities. We currently hold active, valid permits for all current facets of the mining operation. At present, there are no known environmental issues that impact our ability to extract Mineral Resources at the Marigold mine.

We have an extensive monitoring program in place at the Marigold mine for both groundwater quantity and quality, as well as seasonal surface water quantity and quality. Results from this program as well as long-term trend data is reported to both state and federal agencies. Air, geochemical, vegetation, wildlife, and industrial health monitoring are also regularly conducted according to permit requirements. Agency representatives conduct routine compliance inspections on a quarterly basis.

We engage in concurrent reclamation practices and are bonded for all permitted features of the Marigold mine, as part of the State of Nevada permitting process. Current bonding requirements are based on the Nevada Standardized Reclamation Cost Estimator and Cost Data File established by the Nevada Division of Environmental Protection (“NDEP”) to reclaim all permitted features at the Marigold mine. Both the BLM and State of Nevada review and approve the bond estimate, and the BLM holds the financial instruments providing the bond backing.

The State of Nevada requires a tentative closure plan to be filed when a permit application is submitted or modified, and a final closure plan to be filed two years prior to the facility actually commencing closure. Each of a tentative closure plan and reclamation permit for the Marigold mine has been filed and maintained with the NDEP, which, in conjunction with standard reclamation and re-vegetation of all disturbed areas, includes discussions on removal of infrastructure, environmental monitoring, and notably long-term process fluids/heap leach drain down solution management.

There are currently no outstanding negotiations or social requirements regarding operations at the Marigold mine. Community support and engagement is well-established and will continue, with regular updates provided by mine management to local stakeholders and regulators.

Capital and Operating Costs

The capital and operating cost estimates derived for the Marigold mine are based on a combination of the data set forth in the Marigold Technical Report and budgetary estimates, and reflect our current estimates as of December 31, 2019.

Capital costs are estimated to be $395.5 million for the life of the Marigold mine, which does not include capitalized stripping or capitalized exploration costs. The life of mine capital costs estimate is shown in the table below.

Capital Costs	Total ($ Millions)

Mining Equipment	128.4

Capitalized Equipment Maintenance	174.2

Processing	41.9

G&A/Permitting/Other	51.0

Total Capital Costs	395.5

The breakdown of estimated operating costs for the life of mine, which include deferred stripping, is shown in the table below. Estimated operating costs for mine operations includes both expensed and capitalized mining costs.

Operating Costs	($)

Mine Operations (per tonne mined)	1.60

Processing (per tonne placed)	1.38

G&A (per tonne processed)	0.69

Costs in individual years may vary significantly as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates, and changes to our current mining operations or mine plan.

Exploration, Development and Production

Gold production at the Marigold mine is expected to increase in 2020 compared to 2019 as the mine benefits from an additional hydraulic loading unit purchased in 2019, expected to be commissioned in the first quarter of 2020, and continued operational efficiencies. Capital investments are expected to total $60.0 million, including $12 million for two replacement haul trucks and $15 million for an additional leach pad to be built in 2020. Capitalized stripping is expected to total $20 million with the majority incurred through the first three quarters of the year. Exploration expenditures totaling $12 million are expected to focus on drill programs at Mackay, Basalt, Valmy and Trenton Canyon with the goals of adding Mineral Reserves and defining additional Mineral Resources within these areas. Exploration expenditures include $2 million for drill testing Trenton Canyon’s sulphide targets.

SEABEE GOLD OPERATION

The following disclosure relating to the Seabee Gold Operation is based on information derived from the Seabee Gold Operation Technical Report prepared by Mark Liskowich, P.Geo., Principal Consultant (Environment), SRK Consulting (Canada) Inc., Michael Selby, P.Eng., Dominic Chartier, P.Geo., and Jeffrey Kulas, P. Geo., our Manager Geology, Mining Operations at the Seabee Gold Operation, each of whom is a qualified person under NI 43-101. The Seabee Gold Operation Technical Report is available for review under our profile on the SEDAR website at www.sedar.com or on our website at www.ssrmining.com. This disclosure has been updated to include information about the Seabee Gold Operation subsequent to the effective date of the Seabee Gold Operation Technical Report. All scientific and technical information relating to the Seabee Gold Operation subsequent to the effective date of the Seabee Gold Operation Technical Report has been reviewed and approved by Cameron Chapman, P.Eng., our General Manager at the Seabee Gold Operation, and Jeffrey Kulas, P. Geo., our Manager Geology, Mining Operations at the Seabee Gold Operation, each of whom is a qualified person under NI 43-101.

Project Description, Location and Access

The Seabee Gold Operation is located in the La Ronge Mining District at the north end of Laonil Lake, approximately 125 kilometers northeast of the town of La Ronge, Saskatchewan and about 150 kilometers northwest of Flin Flon, Manitoba. The operation consists of two underground mines, the Seabee mine, which was closed in the second quarter of 2018, and the Santoy mine complex, a central milling facility and permanent camp facilities. The Santoy mine complex is connected to the milling and camp facilities, as well as the Seabee mine, by an all-weather road. Access to the Seabee Gold Operation is by fixed wing aircraft from La Ronge to a 1,275-meter airstrip located on the property. During the winter months, a 60-kilometer winter road is built between the operation and Brabant Lake on Highway 102, approximately 120 kilometers north of La Ronge, Saskatchewan, to transport heavy supplies and equipment by truck.

The current land position at the Seabee Gold Operation comprises an area of approximately 27,500 hectares. We hold a 100% interest in the Seabee Gold Operation through our wholly-owned subsidiary, SGO Mining Inc. (formerly Claude Resources Inc. (“Claude Resources”)). The surface and mineral rights we hold at the Seabee Gold Operation are comprised of six mineral leases and 42 mineral claims initially staked or acquired by Claude Resources. We also hold a valid surface lease with the Province of Saskatchewan, which provides Crown land surface rights necessary to carry out the mining, milling and associated operations at the Seabee Gold Operation. The Seabee Gold Operation is currently producing from mineral leases ML 5543 and ML 5551. We are required to pay certain annual rental and mining land taxes for the Seabee Gold Operation and comply with certain other obligations, including completing certain work commitments, to maintain our mining leases and mineral claims in good standing.

The Seabee Gold Operation is subject to certain production and NSR royalties payable to third parties. In 2014, Claude Resources entered into a royalty agreement to grant a 3% NSR royalty on gold sales from the Seabee Gold Operation, with such payments paid quarterly in cash or in-kind. In 2016, Claude Resources also granted a 1% NSR royalty on gold production from certain acquired mineral claims adjacent to the north portion of the Seabee Gold Operation. We have an option, which does not expire, to repurchase half or 0.5% of this 1% NSR for C$1.0 million.

The Seabee Gold Operation is also subject to certain payments to the Province of Saskatchewan, which are calculated as 10% of net operating profits and are payable once capital and exploration costs are recovered. No royalty payments have been made to the Province of Saskatchewan to date.

For a discussion of permitting and environmental liabilities at the Seabee Gold Operation, see “Infrastructure, Permitting and Compliance Activities” below.

Location of the Seabee Gold Operation

History

The following is a brief chronological description of mining that has occurred at the Seabee Gold Operation prior to our ownership:

•

1947-1983: The Laonil Lake region has been intermittently explored since the 1940s, with the first gold discovery made in 1947 by prospectors working on behalf of Cominco Inc. (“Cominco”). Between 1947 and 1950, Cominco conducted an extensive program of prospecting, trenching, geological mapping and diamond drilling. In 1958, Cominco applied for and was granted 10 quartz mining leases covering the Seabee property. From 1974 through 1983, Cominco conducted detailed drilling and exploration.

•	1983-1985: In 1983, Cominco sold the Seabee property to BEC International Corporation, which subsequently sold the property to Claude Resources.

•

1985-1988: In June 1985, Claude Resources optioned the Seabee property to Placer Development Limited (subsequently Placer Dome Inc., “Placer”). Placer conducted an extensive exploration program which involved geological mapping, trenching and stripping, geophysical, geochemical, environmental and metallurgical studies, as well as surface and underground drilling. Upon completion of the program, Placer allowed its option to expire and returned the property to Claude Resources in June 1988.

•

1988-1991: Claude Resources performed a geological review and analytical study to validate the work completed by Placer, and Cominco Engineering Services Limited (“Cominco Engineering”) subsequently completed bulk sampling and drilling as part of a feasibility study for the Seabee deposit. ACA Howe International Limited (“ACA Howe”) completed a Mineral Reserves estimate in December 1988, and Cominco Engineering submitted a positive feasibility study in August 1989, which was further revised in May 1990. In the summer of 1990, Claude Resources placed the Seabee deposit into production and construction of the Seabee mine was initiated. Mill construction was completed in late 1991, and mining commenced in December 1991.

•

1992-2011: In 1998, prospecting and mapping was conducted by Claude Resources and several new discoveries were made, including the Porky West zone in 2002, the Santoy 7 deposit in 2004, the Santoy 8 and Santoy 8 East deposits in 2005, and the Santoy Gap deposit in 2010. Permit applications were submitted in 2005 to build an all-weather access road and conduct bulk sampling, and permission was subsequently granted to bulk sample the Santoy 7 and Porky West zones. Commercial production at the Santoy 7 deposit was achieved in 2007, and an economic study to evaluate the Mineral Resources at the Santoy 8 deposit was conducted in 2008. Portal construction and surface infrastructure development of the Santoy mine was initiated in late 2009, and environmental studies and permitting for commercial mining of the Santoy 8 and Santoy 8 East deposits was completed in 2010. Underground development continued in 2010, and the Santoy mine advanced towards commercial production in the second quarter of 2011.

•

2012-2015: The exploration programs conducted by Claude Resources in 2012 and 2013 focused on the Santoy Gap deposit and establishing its geological and structural relationship to the Santoy 8 deposit. In February 2013, a shaft extension project was completed at the Seabee mine to reduce trucking distance and ore handling. In 2014, the ventilation raise at the Santoy Gap deposit was completed and production was initiated. During 2015, an underground drill chamber was completed to begin drill testing the plunge continuity of the Santoy 8 deposit. The Seabee Gold Operation has produced over 1 million ounces of gold since production began in 1991.

On May 31, 2016, we completed the acquisition of Claude Resources and the Seabee Gold Operation for total consideration of approximately 37.4 million SSR Mining common shares and cash consideration of $0.2 million.

Geological Setting, Mineralization and Deposit Types

Regional Geology

Northern Saskatchewan forms part of the Churchill Province of the Canadian Shield and has been subdivided into a series of litho-structural crustal units, of which the Seabee Gold Operation is located within the Glennie domain of the Proterozoic Trans-Hudson Orogen. The Trans-Hudson Orogen is divided into two distinctive zones: the Cree Lake Zone, composed of early Proterozoic continental shelf sedimentary rocks that overlie Archean rocks of the Hearne Province to the west; and the Reindeer Zone, comprised of mid-oceanic ridge basalts, oceanic island-arc basalts, inter-arc volcanogenic sedimentary rocks, and molasse-type sedimentary rocks. Plutonic rocks of various ages and compositions intrude the supracrustal sequences. The Reindeer zone is further subdivided into litho-tectonic domains based on similarities of lithology, metamorphic grade, and structure, of which the Glennie domain is one such component.

Local and Property Geology

The Seabee Gold Operation is located within the northern portion of the Pine Lake greenstone belt. The belt has a strike length in excess of 50 kilometers and comprises a variety of geochemically distinct tholeiitic mafic volcanic rocks formed in juvenile island arc settings, along with contemporaneous mafic intrusive rocks, volcaniclastics, sediments and felsic intrusions of varying age. Metamorphic grade across the Pine Lake greenstone belt ranges from upper greenschist to upper amphibolite, with the Seabee Gold Operation hosted in the latter. The belt has been complexly folded by at least four major phases of deformation that are observed across the Seabee Gold Operation site and elsewhere in the Glennie domain of the Proterozoic Trans-Hudson Orogen.

The Seabee Gold Operation can generally be subdivided into three main geologic domains:

•	The Seabee mine area is hosted within a coarsely-layered mafic intrusion dominated by gabbro in the mine sequence;

•	The Santoy mine area is hosted within a sequence of mafic volcano-sedimentary rocks separated by generally north-south trending thrust faults; and

•

The Porky deposit area is a mineralized trend hosted along a 12 kilometer long openly folded unconformity, separating arenaceous sedimentary rocks of the Rae Lake synform to the north from mafic volcanic rocks of the Seabee mine area to the south.

Mineralization

Gold mineralization at the Seabee mine is hosted within an extensive network of sub-parallel shear structures, which crosscut the Laonil Lake intrusive complex. Vein mineralogy is dominantly quartz with pyrite, pyrrhotite and chalcopyrite, and accessory tourmaline and carbonate. Gold occurs primarily as free, finely-disseminated flakes and films replacing pyrite or at sulphide boundaries. Higher grade gold values are most often associated within sulphide rich zones or at vein junctions. Silicification is the most common alteration type observed at the Seabee mine.

Gold mineralization at the Santoy mine is hosted within calc-silicate altered shear structures with diopside-albite +/- titanite-bearing quartz veins, and occurs in gold-sulphide-chlorite-quartz veins in the shear zones, near or in the granodiorite and granite sills. Diopside-albite calc-silicate alteration facies are the main host to gold mineralization in the Santoy 8A and Santoy Gap 9A, 9B and 9C zones. The Santoy Gap deposit occurs along a major inflection of the Santoy Shear zone between the Santoy 7 and Santoy 8 deposits.

At the Porky deposit, the brittle-ductile lode gold system is hosted along a thick corridor of calc-silicate altered mafic volcanics and arenaceous sedimentary rocks that straddle a major unconformity along the southern margin of the Rae Lake synform. Both the Porky Main and Porky West deposits are characterized by the same calc-silicate alteration package, however, the unconformity and arenites host most of the auriferous quartz veins at the Porky West deposit.

The table below provides the key stratigraphic and structural elements controlling the mineralization at each of the Seabee Gold Operation deposits:

Area	Deposit Name	Main Control on Mineralization	Host Rock	Strike- length (m)	Vertical Extent (m)	Thickness (m)	Preferred Trend in Plan

Seabee	L62	Quartz-tourmaline veins in shear zones	Laonil Lake Intrusive Complex gabbro	150	700	1 to 11	E
	2 Vein	Quartz-tourmaline veins in shear zones	Laonil Lake Intrusive Complex gabbro	1,800	1,400	2 to 7	ENE
	5-1 Shear	Quartz-tourmaline veins in shear zones	Laonil Lake Intrusive Complex gabbro	800	1,100	1 to 11	ENE

Area	Deposit Name	Main Control on Mineralization	Host Rock	Strike- length (m)	Vertical Extent (m)	Thickness (m)	Preferred Trend in Plan

Santoy	Zone 7	Quartz veins in diopside-albite (calc-silicate) altered shear zones	Mafic metavolcanic rocks and lesser dioritic to granodioritic sills	330	120	2 to 10	N
	Zone 8	Quartz veins in diopside-albite (calc-silicate) altered shear zones	Mafic metavolcanic rocks and lesser dioritic to granodioritic sills	600	500	2.5 to 7	NW
	Zone 8 East	Quartz veins and flooding in sheared and isoclinally folded granodiorite	Granodiorite stock in fold nose near hanging wall contact with mafic metavolcanic rocks	200	250	1.5 to 15	NNW
	Gap	Quartz veins in diopside-albite (calc-silicate) altered shear zones	Mafic metavolcanic rocks and lesser dioritic to granodioritic sills	650	650	2 to 30	NW
	Gap HW	Quartz veins in sheared and fractured granodiorite intrusive	Granodiorite intrusive	400	800	1 to 20	N

Porky	Porky Main	Quartz veins in diopside-chlorite-actinolite (calc-silicate) altered shear zones.	Mafic metavolcanic rocks and to a lesser extent arenaceous sedimentary rocks.	280	180	1 to 4	SSE
	Porky West	Quartz veins in silicified calc-silicate altered shear zones	Arenaceous sedimentary rocks and to a lesser extent mafic metavolcanic rocks	400	250	1.5 to 12	E

Deposit Types

Each of the Seabee mine, Santoy mine and Porky deposits host mesothermal, quartz-vein hosted lode gold deposits developed in major brittle-ductile to ductile shear systems. The gold mineralization throughout the Seabee Gold Operation exhibits complex geometrical patterns attributed to a combination of structural and/or lithological controls.

Exploration at the Seabee Gold Operation is guided by applying techniques consistent with the identification and discovery of other quartz-vein lode gold systems. Airborne magnetic data is used in surface exploration to identify structural corridors and asymmetrical features, folds and target areas that are known to host gold on the property. This geophysical data is used in conjunction with regional and detailed geological mapping to identify major zones of shearing and alteration, of which calc-silicate alteration has proven to be the most prospective variety on the property.

Geochemical soil sampling is also used as a regional exploration technique to identify gold and trace element vectors associated with Seabee-style gold mineralization, and has successfully identified gold mineralization at various locations across the property. Once targets have been delineated by the above exploration methods, diamond drilling at wide spacing is used to test the structural systems to allow for our minimum threshold deposit size to be identified based on observed local grade.

Exploration

After our acquisition of the Seabee Gold Operation, we performed a review of all exploration activities conducted on the property by previous operators. In addition to the data review, we executed an exploration program that included detailed mapping of the Herb West and Santoy Lake areas, as well as the collection of accompanying soil samples to be submitted for gold assay. Limited anomalous occurrences were identified from grab and soil sample results, and no new showings or gold in soil trends were recognized. We plan to map additional regions to the north and east within the Herb Lake area as additional shear zones are targeted.

In 2016, we completed a high resolution airborne magnetic and radiometric survey over the most recently staked portion of the Seabee Gold Operation land package. The survey block covered an area of 22.9 kilometers by 15.0 kilometers and included 150 survey lines and 25 tie lines that totaled 1,815 line kilometers. Selected suspect anomalies were re-flown for confirmation, specifically those found on a single flight line. Survey overview maps (flight lines and digital terrain model), magnetic maps (total magnetic intensity, residual magnetic intensity and calculated vertical gradient of the residual magnetic intensity), and radiometric maps were produced, with the objective of identifying potential new targets for gold mineralization on the Seabee property. The magnetic data was collected to better observe the structural nature of the underlying bedrock and, where possible, determine major breaks in the regional stratigraphy along which shear zones can propagate, and the radiometric data was used to determine the relative amounts of uranium, thorium and potassium in the surficial rocks and soils to be used for the mapping of bedrock lithology, alteration and structure. The resultant data were found to be consistent with the structure of the bedrock and major lithological breaks previously interpreted by geological mapping, air photo interpretation and drilling. The data was also consistent with the two-dimensional structural architecture and intensity of previously flown surveys within juxtaposed survey blocks.

In 2017, greenfields exploration at the Seabee Gold Operation included the completion of a soils grid in the area of the Santoy mine. The results showed the down-ice dispersion of anomalous gold values associated with the Santoy shear zone, including the Carr target, which is the northern extension of the Santoy shear zone located four kilometers north from Santoy Gap.

In 2018, we completed field-based programs of mapping, continued overburden geochemical surveys of soils and tills, prospecting, and drill testing of first pass targets on the extension of the Santoy shear zone identified along the length of the Fisher project. See “Mineral Properties – Projects – Fisher Project, Saskatchewan, Canada” for further details.

In 2019, greenfields exploration activities at the Seabee Gold Operation and Fisher project intersected new mineralized zones at the Batman Lake and Mac targets, respectively, where we are targeting new gold discoveries. In addition, we conducted exploration field activities outside the immediate Santoy mine area focused on Mineral Resources discovery at the Seabee Gold Operation and the Fisher project. This work comprised field programs of soil geochemistry, prospecting, trenching, and geologic mapping conducted from fly-in camps located along the Santoy shear zone. Prospecting work located numerous zones of anomalous gold mineralization in bedrock north and south of the Mac area along with a well-developed soil anomaly located 800 meters north of the Santoy mine workings that are expected to be targets for the 2020 drill campaign.

Drilling

Prior to our acquisition of the Seabee Gold Operation, and as at December 31, 2015, a total of 2,037 surface boreholes totaling approximately 389,281 meters and 4,818 underground boreholes totaling approximately 861,514 meters had been completed on the property.

From and after December 31, 2015, a total of 227 surface boreholes for approximately 94,318 meters of surface drilling and 914 underground boreholes for approximately 229,979 meters of underground drilling were completed, as set out in the table below.

Drilling Program	Company	No. Surface Boreholes	Surface Meters Drilled(1)	No. Underground Boreholes	Underground Meters Drilled(1)	Total Boreholes	Total Meters(1)

1947- 1988	Various mining companies (Cominco, Claude Resources, Placer)	278	35,419	77	6,491	355	41,910

1989- 2015	Claude Resources	1,759	353,862	4,741	855,023	6,500	1,208,885

2016	Claude Resources/ SSR Mining	51	19,817	306	65,021	357	84,838

2017	SSR Mining	49	25,344	201	61,180	250	86,524

2018	SSR Mining	69	24,389	232	52,500	301	76,889

2019	SSR Mining	58	24,768	175	51,278	233	76,046

Total		2,264	483,599	5,732	1,091,493	7,996	1,575,092

Note:
(1)	Figures have rounding applied.

1947 to 1988 Drilling Programs

Between 1947 and 1950, Cominco identified four gold-bearing structures or zones on the Seabee property. In 1961, Cominco conducted its drilling program as part of an overall review of the known property data. In 1974, Cominco drilled to test additional vein structures, and commenced a further drilling program in 1982-1983, but did not complete the entire program before selling the property.

Upon its acquisition of the property, Claude Resources conducted drilling to corroborate Cominco’s prior work and property estimates. From June 1985 to June 1988, pursuant to an option agreement with Claude Resources, Placer carried out an extensive surface and underground drilling program.

1989 to 2015 Drilling Programs

Seabee Area

In 1994, Claude Resources conducted a drilling program to test gold-bearing structures identified the previous year during a prospecting program. In 1996, drilling defined the 10 zone, identified the previous year and found adjacent to the western boundary of the Seabee mine. Diamond drilling in 1997 explored the vein extensions of the 10 Vein and 2C Vein structures. The 1999 drill program focused on an area southwest of the Seabee mine trend.

The majority of boreholes in 2000 were collared to the west of mining lease ML 5520 in the Bird Lake area, to explore for mineralized structures parallel to the Seabee 2 Vein. Targets in the Porky Lake and Pine Lake areas were also tested. Six additional remote targets, namely the Scoop, Porky, Herb, Pine, East and West Bird Lakes, were explored in 2001.

In 2002, drilling focused on a laterally extensive geochemical soil anomaly on the west shore of Porky Lake, and on a series of quartz-bearing shear structures north and east of the No. 5 ramp access. Drilling in 2003 in the Porky area discovered the Porky West zone, an arenite-hosted high-grade gold lens. Subsequent drilling in 2004 focused on delineation drilling at the Porky Main and Porky West zones, and exploration drilling on the eastern limb of the Porky Lake anticline targeted the contact between the mafic metavolcanics rocks and feldspathic arenite. A small diamond drill program was completed in 2009, which extended the down plunge extent of the Porky West ore shoots.

Evaluation of the Neptune target, located approximately six kilometers north of the Seabee mine, was the focus of exploration in 2010. Exploration efforts in 2011 tested the 1.8 kilometer strike length of the soil anomaly to vertical depths of up to 250 meters, and in 2012, further drilling at the Neptune target confirmed the sporadic nature of the gold-bearing system.

Santoy Area

Prospecting and geological mapping in 1998 resulted in the discovery of numerous new veins in the Santoy area. The targets were drill tested in 2002 and became the focus of additional exploration programs leading to the discovery of the Santoy 7, Santoy 8 and Santoy 8 East deposits in 2004 and 2005. Drilling of the Santoy 8 and Santoy 8 East zones in 2005 was aimed at testing the north-northwest plunge and dip extensions of the mineralized shear structures outlined in previous drill programs. Infill drilling continued in 2007 to collect information for proposed mine plans with 25-meter infill data to a depth of 250 meters completed on the Santoy 8 and Santoy 8 East deposits.

Exploration drilling in 2010 targeted the Santoy Gap area to test the Santoy shear system between the Santoy 7 and Santoy 8 deposits, as well as to continue to investigate the down plunge continuity of the Santoy 8 and Santoy 8 East deposits. Results from the program outlined continuity at depth for both the Santoy 8 and Santoy 8 East deposit.

Drilling defined the Santoy Gap deposit in 2011. Multiple high-grade intervals were intercepted, expanding the strike length and width of the known mineralization. During 2012, exploration focused on defining the relationship between the Santoy Gap and Santoy 8 deposits to depths up to 750 meters. Infill and exploration drilling around the Santoy Gap lens and Santoy Shear zone continued to confirm and expand the Santoy Gap system and identified a sub-parallel lens approximately 150 meters east of the Santoy Gap deposit.

In 2013, surface drilling programs targeted the down plunge extension of the Santoy Gap and Santoy 8 deposits. The Santoy Gap system was extended down plunge to 650 meters depth and the Santoy 8 deposit was extended 400 meters below the base of the previously estimated Inferred Mineral Resources.

Underground drilling in 2014 focused on defining and expanding Mineral Reserves and Mineral Resources at the Santoy Gap deposit. Results identified high grade and promising widths of gold mineralization hosted within three vein systems, named the Santoy Gap 9A, 9B and 9C deposits. Additional underground drilling in 2015 focused on the expansion of Mineral Reserves and Mineral Resources at the Santoy Gap deposit, and the plunge continuity of the Santoy 8 deposit. Results from the Santoy Gap up-dip drilling demonstrated the potential for expansion of the deposit, and drilling results within, down-dip and down plunge also increased confidence in the continuity of the deposit at depth.

2016 to 2019 Drilling Programs

In 2016, an underground diamond drilling program to upgrade Inferred Mineral Resources and explore the extension of the Santoy 8A and Santoy Gap deposits was completed. From surface, drilling was conducted to upgrade the up-plunge extension of the Santoy Gap 9A, 9B and 9C deposits as well as to complete deeper infill drilling on the Santoy 8A Inferred Mineral Resources.

In 2017, we undertook a program of underground and surface drilling with the objective of increasing and converting Mineral Resources to Mineral Reserves at Santoy and demonstrating the exploration potential of several drill-ready targets for discovery of mineralization to utilize nearby infrastructure. Underground drilling further explored the Santoy 8A and Santoy Gap deposits. Drilling at Santoy 8 focused on upgrading existing Mineral Resources at the Santoy 8A vein and drilling at Santoy Gap aimed to increase or upgrade Inferred Mineral Resources.

In 2018, we undertook a program of underground and surface drilling with the objective to maximize Mineral Resource to Mineral Reserve conversion on the Santoy 8 and Santoy Gap zones. Discovery and exploration of the Santoy Gap Hanging Wall (“Gap HW”) resulted in initial Inferred Mineral Resources reported in this mineralized structure, sitting adjacent to the Santoy main ore zones.

In 2019, exploration focused on increasing and upgrading Mineral Resources near the Santoy mine with drilling from surface and underground. Specific targets included Santoy 8A, Santoy Gap and Gap HW. Gap HW is now a significant discovery for the Seabee Gold Operation and remains open on strike and at depth.

For 2020, we are planning to drill the Santoy mine and Gap HW areas as brownfield work, with additional drilling on greenfield targets at the Seabee Gold Operation and the Fisher project.

Sampling, Analysis and Data Verification

Sample Preparation and Analysis

All underground samples are assayed at our on-site non-accredited Seabee Gold Operation laboratory. Samples are dried for 30 to 60 minutes, crushed to 10 mesh, and riffle split using a Jones splitter until only 200 grams of material remains. The samples are then pulverized in a ring and puck pulveriser until greater than 80% passes through a 200 mesh screen. Thirty grams of pulp material is then analyzed for gold by FA with gravimetric finish using a 0.01 g/t gold detection limit.

Most surface drilling samples are assayed at TSL Laboratories Inc. (“TSL”) in Saskatoon, Saskatchewan. TSL is independent from SSR Mining. Upon receipt of samples, TSL attaches a bar code label to the original sample bag, and the label is scanned to record the sample weight, date, time, equipment used and operator name, allowing for complete traceability of each sample during the laboratory process. Samples are crushed to 70% passing 10 mesh in two stages. The crushed reject is homogenized by passing it once through a Jones riffle splitter down to 250 grams and then recombining the two halves, from which 250 grams are split using the same riffle splitter. The split is then ring pulverized to 95% passing 200 mesh. Samples are analyzed for gold by 30-gram FA with gravimetric finish using a 0.03 g/t gold detection limit. Pulps and rejects are stored in containers on the TSL laboratory property. TSL employs comprehensive QA/QC protocol and control charts for standards assayed at the laboratory show routine performance within two standard deviations of the certified value. The relative precision for gold meets contract specifications and established limits.

Chip and muck samples are bagged, tagged with a unique identification number and transported to the Seabee Gold Operation laboratory for analysis following the same methodology as described above.

Quality Assurance/Quality Control Procedures and Data Verification

In 2006, the Seabee Gold Operation geology department introduced an analytical QA/QC program to verify the accuracy of the internal, non-accredited assay laboratory. Since our acquisition of Claude Resources, we have adopted and modified this program, which now involves the insertion of CRM, duplicate assays, and monthly umpire check assays at TSL.

CRM is inserted by a mine geologist at a frequency of one per 20 samples, regardless of the sample type. Three distinct CRM samples are typically cycled through the process: one low grade, one average grade and one high grade. The mine geologist records the identification numbers of the CRM samples introduced into the assay stream, and checks them as a pass or fail upon receipt of laboratory results. Assay batches with failed CRM results are re-analyzed. CRM results are recorded digitally in a spreadsheet provided by Rocklabs to track the pass and fail rates of each of the various reference materials used. The results are compiled in a monthly report and shared with the relevant departments involved in the process.

On a monthly basis, an average of 20 pulp samples are submitted for external analyses by TSL. CRM is included in each batch of external check samples, and a sieve analysis is performed on one of the pulps to determine percentages passing through -150 and -200 mesh. Results from the analyses at TSL are compared to the on-site laboratory results and included in a monthly report.

A blank sample of a coarse-grained quartz rich rock is inserted after every sample containing visible gold, and pulp duplicates are run every tenth sample by the laboratory. Blanks were used and recorded from 2010 to 2014.

We review the results from such control samples to accept the data from each individual batch or to reject the data and request a re-run. A batch is rejected if the result for the standard exceeds the tolerance of the 95% confidence level stated on the standard’s certificate. The failure trigger for pulp duplicates is less defined due to the lode-gold nature of the mineralization; however, batches are considered for re-run when duplicate assay values are greater than ±10 percent. With respect to coarse-grained blanks, sample batches are rejected if the result is greater than three times the detection limit of the laboratory.

Sample Security

Drill core is monitored by our staff from the time it is taken out of the ground until it is split, and the samples are delivered to a laboratory. Unauthorized personnel are not permitted access to the drill machines or the core logging and splitting facility. Samples that are split for assaying are double-bagged within the splitting facility and identified with a coded security tag. Upon receipt of samples at the laboratory, any sample tags that are broken or any sample bags that appear to have been tampered with are reported by the laboratory.

Mining Operations

The Santoy mine supplies all of the ore milled at the Seabee Gold Operation, predominantly from long hole stopes. Mineral Reserves and Mineral Resources estimates for the Santoy mine deposits represent an opportunity due to their proximity to permitted mine infrastructure, low development cost and near-term production potential.

We use a variety of mining methods to extract ore from the deposits at the Seabee Gold Operation. The selection of the method is dependent upon a variety of factors, including, among others, orebody geometry, dip, location, personnel and equipment availability.

Access underground at the Santoy mine is provided from surface at the Santoy portal via a main ramp. Sublevels are typically spaced 17 meters vertically. Stopes are mined and will continue to be mined via a longhole mining method. The length of the stopes varies based on deposit geometry and geotechnical guidance. The planned stopes range in width from 2.2 meters to 26 meters and can be up to 40 meters in length. The sill drifts on the levels are connected to a ramp to permit access for the rubber-tired mobile equipment fleet. Longhole drills are used to drill down from the top level to breakthrough into the bottom level of the stope. Once mined, where sequencing and access requirements dictate, stopes are backfilled with waste rock or cemented waste rock. The mining sequence will continue to proceed in several longitudinally retreating, bottom-up advancing mining fronts. Current practice for material handling involves ore being truck hauled to the surface and then hauled 14 kilometers to the mill located at the Seabee mine.

Processing, Recovery and Metallurgical Testing

Material is processed at the mill constructed immediately adjacent to the Seabee mine shaft. The initial capacity of the mill was 500 tonnes per day, which was later expanded to a nameplate capacity of 1,000 tonnes per day, with the addition of a third grinding mill in 2005.

On September 7, 2017, we reported the results of a PEA for the Seabee Gold Operation, which evaluated an expansion scenario to a sustained mining and milling rate of 1,050 tonnes per day for a seven-year period. We subsequently filed the Seabee Gold Operation Technical Report in support of the PEA, and began to implement the development and expansion scenario contemplated in the PEA. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The mill flowsheet is a conventional crushing and grinding circuit employing gravity concentration and cyanide leaching and carbon-in-pulp for recovery and production of doré gold on site. An addition to the gravity recovery circuit was installed in 2018 to increase the gravity gold recovery and reduce the limitations of the main cyanide leach circuit.

Historic recovery at the Seabee mill was in the 94% to 96% range, with routine low levels of losses both in the tailings solids and solution. Current recovery estimates are 98.0% based on recent mill performance. These improvements are attributed to the better condition of the leach equipment as well as improved operating standards.

The Seabee Gold Operation was originally developed on bench scale metallurgical test work that characterized the Seabee deposit as a lode gold style of mineralization that was free milling and that would respond to a standard flowsheet employing gravity recovery and cyanidation. After the successful commissioning of the Seabee mill and the operation matured into exploration in the surrounding area, the mill became the reference flowsheet and recovery for other mineralization that was identified as a possible mill feed source.

The Seabee Gold Operation deposits, as well as other deposits in the surrounding area, are lode gold style deposits with the gold in quartz veins typically in shear zones with some variations of the host rock mineralization, with gabbros at Seabee and mafic metavolcanics at the Santoy and Porky deposits. As the satellite deposits advanced to potential development, bench scale testing was employed to confirm the free milling potential and the presence of any deleterious elements. This was followed with testing bulk samples in 2007 and 2008 in the Seabee mill when the economics of the deposits were being evaluated. No significant issues were identified in any of these criteria with respect to the Porky West and Santoy 7 ore bulk samples. Santoy 8 and Santoy Gap ore is currently being processed, with slightly higher recoveries than the Seabee deposit.

In 2014, the mill operation was the subject of an independent review, which evaluated its equipment and its achieved results. In 2016, the leach and absorption circuits were assessed by bench scale testing at an independent laboratory and a separate laboratory reviewed the carbon activity and regeneration results of the Seabee operating practices. The limitations of both areas have been alleviated by the expansion of the gravity recovery circuit.

Infrastructure, Permitting and Compliance Activities

Infrastructure

The major infrastructure at the Seabee Gold Operation site includes roads and an airstrip, powerhouse and electrical distribution system, mill buildings and related services facilities, Seabee shaft and headframe, portals and ventilation raises, fuel storage, explosive storage, water supply and distribution, water management ponds and water treatment plant, tailings management facilities, administrative buildings, and camp accommodations.

The Seabee Gold Operation can be accessed by a winter road, which begins at Highway 102 near the community of Brabant Lake, Saskatchewan. The majority of annual supplies and equipment are transported to site via the winter road typically throughout the period of January through mid-April depending on ice quality. The two mines are connected via a 14 kilometer haul road. This access road is a one-way road that has specific travel convoy times throughout the day. There are also several miscellaneous roads throughout both the Seabee mine and Santoy mine sites that provide access to infrastructure.

Electrical power is provided by a transmission line by the provincial power authority, Saskatchewan Power Corporation. The Seabee Gold Operation is connected to a 138 kV hydroelectric power line from Island Falls, Saskatchewan. The supply of potable water is obtainable locally through a potable water system.

There are currently two tailings management facilities that are being used by the mill: the East Lake tailings management facility (the “East Lake TMF”); and the Triangle Lake tailings management facility (the “Triangle Lake TMF”). Tailings deposition alternates between the two tailings management facilities where winter deposition occurs in the Triangle Lake TMF and summer deposition is in the East Lake TMF. To ensure that water treatment volumes are attained, a new water treatment plant at East Lake TMF was constructed in 2017.

The remaining storage capacities of our tailings management facilities, based on the planned production rates in the Seabee Gold Operation Technical Report, will potentially reach maximum capacity in early 2021. In 2019, we commenced an expansion to tailings storage capacity in excess of that contemplated in the Seabee Gold Operation Technical Report. The detailed design for such expansion project was submitted to the Saskatchewan Ministry of Environment in August 2018 and received final regulatory approvals in January 2019. See “Exploration, Development and Production” below.

Environmental, Permitting and Social Responsibility

The Seabee Gold Operation has been in production since 1991. During this period, three environmental assessments have been successfully completed for the Seabee Gold Operation. In all three environmental assessments, no significant potential environmental impacts were identified that could not be mitigated through the implementation of management plans. Subsequently, Ministerial Approvals to proceed to construction and operation were granted. The Triangle Lake TMF, as well as the Santoy mine projects, were previously screened by the applicable regulators in 2001 and 2009, respectively. The Seabee Gold Operation has never required a federal environmental assessment.

Generally, impacts of mining on the local environment result from mill tailings and associated tailings effluent. Surface and groundwater monitoring are undertaken as required under applicable laws. Appropriate infrastructure and operational plans are in place to reduce operational and closure risks associated with these liabilities to acceptable levels.

There are no known environmental concerns at the Seabee Gold Operation that cannot be successfully mitigated through the implementation of the various approved management plans that have been developed based on accepted scientific and engineering practices.

We have initiated a thorough stakeholder engagement plan designed to strengthen our relationship with neighbouring communities and the existing social license to continue operations of the site. This engagement plan focuses on and includes each of the Lac La Ronge Indian Band, Peter Ballantyne Cree Nation, and the La Ronge, Air Ronge, Stanley Mission, Brabant Lake and Southend communities. Continual effort has been made by the Seabee Gold Operation to engage the nearby communities to maximize northern employment opportunities as well as the local purchase of goods and services to support the mine.

In accordance with provincial regulations, an updated decommissioning and reclamation plan and cost estimate has been submitted for the Seabee Gold Operation every five years, since 1996. Most recently, we prepared and filed an update to the preliminary decommissioning and reclamation plan in January 2017. The closure plan addressed issues involving environmental protection and public safety and assessed water quality, rehabilitation and reclamation, and release of the property, following the successful implementation of the closure plan, back to the province.

Capital and Operating Costs

The capital and operating cost estimates derived for the Seabee Gold Operation are based on a combination of the data set forth in the Seabee Gold Operation Technical Report and budgetary estimates, and reflect our current estimates as of December 31, 2019. Such estimates assume the implementation of the development and expansion scenario contemplated in the PEA.

Capital costs are estimated to be $100.0 million for the life of the Seabee Gold Operation. This total does not include capitalized exploration costs or capital costs for phase 2 of the tailings facility expansion project, as phase 2 is not required for the current life of mine. The life of mine capital costs estimate is shown in the table below.

Capital Costs	Total ($ Millions)

Capital Development	52.8

Mine Equipment	19.6

Other Sustaining Capital	27.6

Total Capital Costs	100.0

The breakdown of estimated operating costs for the life of mine is shown in the table below.

Operating Costs	($/tonne milled)

Mining and Maintenance	73.33

Processing	22.96

G&A	48.56

Costs in individual years may vary significantly as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates, and changes to our current mining operations or mine plan.

Exploration, Development and Production

In 2020, we expect gold production at the Seabee Gold Operation to increase in 2020 compared to 2019 and to continue executing our plan of increasing mining rates to support higher sustained mill throughput as contemplated in the PEA. Sustaining capital investments remain focused on mining equipment and ventilation, with $5 million planned for underground and surface equipment to enable higher mine production. In 2020, investment in the tailings storage facility expansion is estimated to total $12 million as phase 1 of the project is completed and phase 2 is initiated, with completion expected in 2021. Non-tailings facility-related capital expenditures are concentrated in the first quarter of 2020 as equipment is delivered over the ice road. Expected capitalized development expenditures of $12 million support higher mining rates and reflect the development strategy for the Santoy complex. Exploration expenditures are estimated to total $12 million with a focus on expansion and definition of Santoy Gap HW and surface drill programs at the Seabee and Fisher properties following up on targets identified in 2019.

PUNA OPERATIONS

Puna Operations is comprised of the Pirquitas and Chinchillas properties located in Jujuy, Argentina. The Pirquitas property achieved commercial production in 2009, with mining of the San Miguel open pit ceasing in January 2017. The Chinchillas mine is located approximately 45 kilometers by road from the Pirquitas property.

On September 30, 2015, we entered into an agreement with Golden Arrow, pursuant to which Golden Arrow granted us an option to form a company jointly owned on a 75%/25% basis by SSR Mining and Golden Arrow, respectively, and operated by SSR Mining, to combine the Chinchillas property and the Pirquitas property. On March 31, 2017, we exercised our option and made an option exercise payment of $13.0 million to Golden Arrow on closing of the transaction, which occurred on May 31, 2017.

In 2018, activities required to support sustainable ore delivery from the Chinchillas mine to the Pirquitas plant were completed and we declared commercial production on December 1, 2018. The Chinchillas construction project was completed in the fourth quarter of 2019 with all project components handed over to operations. The project was completed for an investment of $75 million, approximately $6 million below approved budget.

On September 18, 2019, we acquired the remaining 25% interest of Puna Operations from Golden Arrow for aggregate consideration totaling approximately $32.4 million. Consideration consisted of $2.3 million in cash, $11.4 million for the cancellation of the outstanding principal and accrued interest on our non-revolving term loan to Golden Arrow, $18.2 million in common shares of SSR Mining, and $0.5 million for the transfer to Golden Arrow of 4,285,714 of its common shares held by us.

After declaring commercial production at the Chinchillas mine in December 2018, 2019 represented the first full year of Puna Operations milling Chinchillas open pit ore. For the year ended December 31, 2019, Puna Operations produced a total of 7.7 million ounces of silver, 24.0 million pounds of lead and 8.4 million pounds of zinc.

In 2020, we expect to produce between 6.0 and 7.0 million ounces of silver at Puna Operations. Production is weighted to the first half of the year due to higher grades, with the majority of capital stripping expected in the second half of the year. Sustaining capital investments of $15 million are anticipated relating principally to maintenance of mine, mill and power generating equipment. A $6 million investment to replace contracted ore transportation is also planned as the operation focuses on lowering unit operating costs.

PROJECTS

Pitarrilla Project, Mexico

The Pitarrilla project is a wholly-owned silver project located within the Municipality of Santa María del Oro and Indé, on the eastern flank of the Sierra Madre Occidental mountain range in the central part of Durango State, Mexico. The project is held by our wholly-owned subsidiary, SSR Durango, S.A. de C.V.

In October 2013, the Mexican government approved certain amendments to Mexico’s mining taxation system to impose new taxes and royalties on mining activities. Given the significance of these changes, we deferred the open pit construction decision, placed project activities on hold and initiated a thorough review of the mine and plant options at the Pitarrilla project in the fourth quarter of 2013. In February 2014, we were advised that the federal environmental regulator in Mexico, Secretaría de Medio Ambiente y Recursos Naturales (SEMARNAT), did not approve the Environmental Impact Assessment (“EIA”) for the Pitarrilla open pit mine.

In June 2017, we obtained from the Comisión Nacional del Agua (CONAGUA) the water permits required for mining operations for the use of up to a total of 2.5 million cubic meters of water per year.

In 2018, we evaluated a smaller scale, underground mine alternative for the Pitarrilla project, targeting higher-grade sulphide Mineral Resources using prevailing metals prices and lower capital, aligned with the reduced scope. While this evaluation resulted in a modest, positive return, our minimum investment criteria were not satisfied; however, the evaluation indicated that there is potential to increase the sulphide mineralization tonnage and metal grades for improved project economics with additional exploration activities.

We plan to spend $4 million in 2020 as part of a two-year $10 million exploration program related to extending an existing decline in order to provide drill access for the underground Mineral Resources. An improved geological model from work completed in 2019 indicates the potential to better define known, high-grade mineralized veining associated with steeply dipping rhyolite dyke contacts. Extending the underground ramp provides access for tighter-spaced drilling at better orientations to test the rhyolite dykes and veins for continuity. If infill drilling confirms the continuity of high-grade mineralized structures, there would be potential to enhance the grades of existing Mineral Resources.

We continue to keep the Pitarrilla project in good standing and fulfill our community and other project-related commitments.

San Luis Project, Peru

The San Luis project is a wholly-owned high-grade gold-silver project located in the Ancash Department of central Peru. The project is held by our wholly-owned subsidiary, Reliant Ventures S.A.C.

In September 2012, Peru’s Ministry of Mines and Energy approved the EIA for the mining operation of the Ayelén deposit, completing a significant milestone for the San Luis project. Based on the preliminary and early works we conducted in respect of the project in 2017, the EIA now has no expiry date.

The San Luis project includes several vein systems across an area of land whose surface rights are held by two local communities, Ecash and Cochabamba. The execution of the San Luis project requires land access and use negotiations to be completed with both of these communities.

In 2020, we expect to commence a detailed mapping program in the area of the existing high-grade gold-silver Mineral Resources. We also continue to progress strategies for community engagement.

Fisher Project, Saskatchewan, Canada

On October 6, 2016, we announced an option agreement to acquire up to an 80% interest in the Fisher project, which is contiguous to the Seabee Gold Operation. The project consists of approximately 34,175 hectares and doubles our prospective land position at the Seabee Gold Operation. The all-weather road connecting the Santoy mine to the Seabee mill and processing facility ends one kilometer from the Fisher property boundary, making for ease of access to the area.

To earn a 60% interest in the Fisher project, we are required to spend C$4.0 million in exploration expenditures and make C$75,000 annual cash payments to Taiga Gold Corp. (“Taiga”) over a four-year option period. Upon earning the 60% interest in the Fisher project, we will have a 365-day option period in which to earn an additional 20% interest, for a total of 80%, by making a cash payment of C$3.0 million, at which time an 80%/20% joint venture with Taiga will be formed to advance the project. Taiga will retain a 2.5% NSR royalty, subject to reduction on certain claims by underlying NSR agreements, which may be reduced by 1% at any time upon payment of C$1.0 million by the joint venture until commencement of commercial production. We may terminate the option agreement at any time.

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of operation, exploration and development of our mineral properties. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to us, or our business, property or financial results, each of which could cause you to lose part or all of your investment in our securities. You should carefully consider the following risk factors along with the other matters set out in this Annual Information Form.

RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

Our production, development plans and cost estimates may vary and/or not be achieved.

We have prepared estimates of future production, operating costs and capital costs for the Marigold mine, the Seabee Gold Operation and Puna Operations, and our technical studies and reports for our projects, including the Marigold Technical Report, the Seabee Gold Operation Technical Report and the Chinchillas technical report, contain estimates of future production, development plans, operating and capital costs and other economic and technical estimates relating to these projects. These estimates are based on a variety of factors and assumptions and there is no assurance that such production, plans, costs or other estimates will be achieved. Actual production, costs and financial returns may vary significantly from the estimates depending on a variety of factors many of which are not within our control. These factors include, but are not limited to: actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, inadequate ice thickness for an ice road at the Seabee Gold Operation, floods, droughts, wildfires, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed for operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; epidemics, pandemics and public health emergencies, including those related to the recent outbreak of COVID-19; high rates of inflation; civil disobedience and protests; and restrictions (including changes to the taxation regime) or regulations imposed by governmental or regulatory authorities, including permitting and environmental regulations, or other changes in the regulatory environments. Failure to achieve estimates or material increases in costs could have a material adverse impact on our future cash flows, profitability, results of operations and financial condition.

In addition, we have been implementing the expansion scenario contemplated in the PEA for the Seabee Gold Operation. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Consequently, there is no certainty that the results set out in the PEA will be realized. The decision to implement the expansion scenario is not based on a feasibility study of Mineral Reserves demonstrating economic and technical viability, and therefore there is increased risk that the PEA results will not be realized. If we are unable to achieve the results in the PEA, it may have a material negative impact on us and our capital investment to implement the expansion scenario may be lost.

We may be unable to replace our Mineral Reserves.

We must continually replace our Mineral Reserves depleted by production to maintain production levels over the long term. Mineral Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Our exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish Proven and Probable Mineral Reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of our Mineral Reserves will not be offset by discoveries or acquisitions. Our mineral base may decline if Mineral Reserves are mined without adequate replacement and we may not be able to sustain production beyond the current mine lives, based on current production rates. If our Mineral Reserves are not replaced either by the development of additional Mineral Reserves and/or additions to Mineral Reserves, there may be an adverse impact on our future cash flows, earnings, results of operations and financial condition, and this may be compounded by requirements to expend funds for reclamation and decommissioning.

Changes in the market prices of gold, silver and other metals, which in the past have fluctuated widely, will affect our operations.

Our profitability and long-term viability and the economic feasibility of our mineral properties depend, in large part, on the market price of gold, silver, lead and zinc. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;

•	the supply of, and demand for, these metals;

•	speculative activities;

•	the availability and costs of metal substitutes;

•	expectations for inflation; and

•	political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of gold, silver and other metals would affect the profitability of the Marigold mine, the Seabee Gold Operation and Puna Operations and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of gold, silver and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased gold or silver production from mines developed or expanded as a result of current metal price levels.

Political or economic instability or unexpected regulatory change in the countries where our mineral properties are located could adversely affect our business.

We currently conduct operations in the United States, Canada and Argentina, and have exploration projects in Mexico, Peru, Canada and the United States, and as such we are exposed to various levels of economic, political and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: royalties and tax increases or claims by governmental bodies; expropriation or nationalization; employee profit-sharing requirements; foreign exchange controls; restrictions on repatriation of profits; import and export regulations; cancellation or renegotiation of contracts; changing fiscal regimes and uncertain regulatory environments; fluctuations in currency exchange rates; high rates of inflation; changes in royalty and tax regimes, including the elimination of tax exemptions; underdeveloped industrial and economic infrastructure; unenforceability of contractual rights and judgments; loss of social license to operate resulting from a decline in societal support for the industry; loss of critical services such as power and water; and environmental permitting regulations. The occurrence of these various factors and uncertainties cannot be accurately predicted and could adversely affect our business.

Furthermore, the introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in any of the countries in which our operations or business is located, could result in an increase in our taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, rules or regulations will not be enacted or that existing tax laws will not be changed, interpreted or applied in a manner that could result in our profits being subject to additional taxation or that could otherwise have a material adverse effect on us.

Additionally, the taking of property by nationalization or expropriation without adequate compensation is a risk in certain jurisdictions in which we have operations. Expropriation, or the threat of expropriation, is often the result of poor economic conditions within a country or has underlying political rationales. Although we do not presently anticipate that any of our properties will be the subject of expropriation, there can be no assurance that this will not occur. Such governmental actions may have an adverse impact on our operations and profitability.

We may be adversely affected by future fluctuations in foreign exchange rates.

We maintain our cash and cash equivalents primarily in U.S. dollars. Our revenues are in U.S. dollars, while certain of our costs will be incurred in other currencies. In particular, any appreciation in the currencies of Canada, Argentina, Mexico and Peru where we carry out exploration or development activities against the U.S. dollar will increase our costs of carrying on operations in such countries. In addition, any decrease in the Canadian dollar or Argentine peso against the U.S. dollar will result in a loss on our books to the extent we hold funds or net monetary assets denominated in those currencies. As a result, our financial performance and forecasts may be significantly impacted by changes in foreign exchange rates. The acquisition of the Seabee Gold Operation has materially increased our Canadian dollar exchange rate risk. In order to mitigate some of this risk, we have entered into certain currency hedging arrangements.

We have incurred losses in the past and may incur losses in the future.

Although our net income for the year ended December 31, 2019 was $55.8 million, we have incurred losses in the past. We may continue incurring losses or generating insufficient cash flows, such that the exploration and development of our other mineral properties will require commitment of substantial financial resources that may not be available. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of analyses and recommendations, the rate of operating profits or losses, the execution of any strategic agreements with third parties and our acquisition of additional property interests, many of which are beyond our control. We cannot assure you that we will achieve consistent profitability.

General economic conditions may adversely affect our growth and profitability.

Market events and conditions, including the disruptions in the international credit markets and other financial systems, in China, Japan and Europe, along with political instability in the Middle East and Russia and currency prices expressed in U.S. dollars may result in commodity price volatility. These conditions have, at times, caused a loss of confidence in global credit markets, resulting in the collapse of, and/or government intervention in, major banks, financial institutions and insurers, and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions may cause the broader credit markets to be volatile and interest rates to remain low. These events are illustrative of the effect that events beyond our control may have on commodity prices, demand for metals, including gold, silver, zinc and lead, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect our business.

We are exposed to counterparty and market risks related to the sale of our concentrates and metals.

We cannot assure you that in the future, where necessary, we will be successful in entering into arrangements to sell our doré or concentrates on acceptable terms, or at all. If we are not successful in entering into such arrangements, we may be forced to sell all of our products, or greater volumes of them than we may from time to time intend, in the spot market, or we may not have a market for our products and our future operating results may be materially adversely impacted as a result. In addition, should any counterparty to any of our arrangements not honor such arrangement, or should any of such counterparties become insolvent, we may incur losses for products already shipped and be forced to sell greater volumes of our products than intended in the spot market or we may not have a market for our products, and our future operating results may be materially adversely impacted as a result. Moreover, we cannot assure you that we will be able to renew any agreements we may enter into to sell doré or concentrates when such agreements expire, or that our doré or concentrates will meet the qualitative requirements under future supply agreements or the requirements of buyers.

Our estimates of Mineral Reserves and Mineral Resources are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

There are numerous uncertainties inherent in estimating quantities of Mineral Reserves and grades of mineralization, including many factors beyond our control. In making determinations about whether to advance any of our projects to development or to mine existing Mineral Reserves, we must rely upon estimated calculations as to the Mineral Reserves and grades of mineralization on our properties. Until ore is actually mined and processed, Mineral Reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. We cannot assure you that Mineral Reserves, Mineral Resources or other mineralization estimates will be accurate, or mineralization can be mined or processed profitably.

Any material changes in Mineral Reserves estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Our estimates of Mineral Reserves and Mineral Resources have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and other precious metals may render portions of our mineralization uneconomic and result in reduced reported Mineral Reserves or Mineral Resources.

Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, including estimates made in the Marigold Technical Report, the Seabee Gold Operation Technical Report, the Chinchillas technical report and the technical reports for our projects, could have a material adverse effect on our results of operations or financial condition. We cannot assure you that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

We follow Canadian disclosure practices concerning our Mineral Reserves and Mineral Resources which allow for more disclosure than is permitted for domestic U.S. reporting companies.

Our Mineral Resources estimates are not directly comparable to those made by domestic U.S. reporting companies subject to the SEC reporting and disclosure requirements, as we report Mineral Resources in accordance with Canadian practices. These practices are different from the practices used to report Mineral Resources estimates in reports and other materials filed by domestic U.S. reporting companies with the SEC in that the Canadian practice is to report Measured, Indicated and Inferred Mineral Resources. In the United States, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. Further, Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and Mineral Resources contained in this Annual Information Form may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. See “Introductory Notes – Cautionary Notice Regarding Mineral Reserves and Mineral Resources Estimates”.

Suitable infrastructure may not be available or damage to existing infrastructure may occur.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, ice roads, bridges, port and/or rail transportation, power sources, water supply and access to key consumables are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or exploitation of our projects. If adequate infrastructure is not available in a timely manner, we cannot assure you that the exploitation or development of our projects will be commenced or completed on a timely basis, or at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and operating costs associated with the exploitation and/or development of our projects will not be higher than anticipated. In addition, extreme weather phenomena, sabotage, vandalism, government, non-governmental organization and community or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.

We may be exposed to future development risks.

Any adverse condition affecting mining or processing conditions at the Marigold mine, the Seabee Gold Operation or Puna Operations could have a material adverse effect on our financial performance and results of operations.

The future development of any other properties found to be economically feasible and approved by our Board of Directors will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations, including:

•	the availability and cost of skilled labour, and mining and processing equipment;

•	the availability and cost of appropriate smelting and refining arrangements;

•	securing long-term access agreements required to develop and operate a mine;

•	the need to obtain and retain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

•	potential opposition from non-governmental organizations, environmental groups or local community groups which may delay or prevent development activities;

•	potential for labour unrest or other labour disturbances;

•	potential increases in cost structures due to changes in the cost of fuel, power, materials and supplies and fluctuations in currency exchange rates; and

•	the timing and cost, which can be considerable, of the construction and expansion of mining, processing and tailings management facilities.

The costs, timing and complexities of operating the Marigold mine, the Seabee Gold Operation and Puna Operations and constructing and developing our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas and, as a result, our property interests may not be served by appropriate road access, water and power supply and other support infrastructure. Cost estimates may increase as more detailed engineering work is completed on a project.

Properties not yet in production or slated for expansion are subject to higher risks, as new mining operations often experience unexpected problems during the construction and start-up phase, and production delays and cost adjustments can often occur. Further, feasibility studies, pre-feasibility studies and preliminary economic assessments contain project-specific estimates of future production, which are based on a variety of factors and assumptions. There is no assurance that such estimates will be achieved and the failure to achieve production or cost estimates or material increases in costs could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition and our share price.

In addition, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines, including building mining and processing facilities for new properties, are considerable, and changes in cost or construction schedules can significantly increase both the time and capital required to build the mine. The project development schedules are also dependent on obtaining the governmental approvals and permits necessary for the operation of a mine, which is often beyond our control. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated. There is no assurance that there will be sufficient availability of funds to finance construction and development activities, particularly if unexpected problems arise.

Our production forecasts are based on full production being achieved at all of our mines and our ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties. Future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new projects may be less profitable than currently anticipated or may not be profitable at all, any of which could have a material adverse effect on our results of operations and financial position.

We may not have sufficient funds to fully develop our mineral properties or to complete further exploration and development programs.

Our ability to continue our production, development and exploration activities, if any, will depend on our ability to generate sufficient operating cash flows from the Marigold mine, the Seabee Gold Operation and Puna Operations, and to obtain additional external financing where necessary. Any unexpected costs, problems or delays at the Marigold mine, the Seabee Gold Operation or Puna Operations could severely impact our ability to generate sufficient cash flows and require greater reliance on alternative sources of financing.

The sources of external financing that we may use for these purposes include the Credit Facility, other project or bank financing, or public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, decide to sell certain property interests, or utilize one or a combination of all of these alternatives. The financing alternative chosen by us may not be available to us on acceptable terms, or at all. If additional financing is not available, we may have to postpone the development of, or sell, one or more of our mineral properties.

We cannot assure you that we will successfully acquire additional commercially mineable mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits, and we cannot assure you that any anticipated level of recovery of Mineral Reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) orebody that can be legally and economically exploited. Estimates of Mineral Reserves, Mineral Resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in Mineral Reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish Mineral Reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

In addition, if we discover mineralization or ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, we cannot assure you that we will successfully acquire additional commercially mineable (or viable) mineral rights.

We require permits to conduct our operations, and delays in obtaining or failing to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our operations, including continued production at the Marigold mine, the Seabee Gold Operation and Puna Operations, and further exploration, development and commencement of production on our other mineral properties, including the Pitarrilla project and the San Luis project, require permits and other approvals from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control.

We cannot assure you that all permits and licenses that we require for our operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by us to comply with the terms of any such permits that we have obtained, would adversely affect our business.

We are dependent on our ability to recruit and retain qualified personnel.

We compete with other mining companies to attract and retain key executives and skilled and experienced employees. We are dependent on the services of our key executives and other skilled and experienced personnel to focus on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to the size of our organization, the loss of any of these persons or our inability to attract and retain suitable replacements for them or additional highly skilled employees and contractors required for the operation of our corporate office, the Marigold mine, the Seabee Gold Operation and Puna Operations and our other activities may have a material adverse effect on our business and financial condition.

We are subject to significant governmental regulations.

The operation of the Marigold mine, the Seabee Gold Operation and Puna Operations, as well as our exploration and development activities, are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, which may include:

•	environmental protection;

•	the management and use of toxic substances and explosives;

•	the management of natural resources;

•	the exploration of mineral properties;

•	exports;

•	insurance restrictions;

•	import restrictions;

•	exchange controls;

•	capital controls;

•	price controls;

•	taxation and mining royalties;

•	labour standards and occupational health and safety, including mine safety;

•	employee profit-sharing arrangements;

•	anti-corruption and anti-bribery statutes; and

•	historical, archaeological and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, or the imposition of additional local or foreign parties as joint venture partners, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. Future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, cannot be accurately predicted and it is possible that these could cause us to incur additional expense, divert management time and attention from revenue generating activities or restrict or delay the exploration and development of our properties.

Our activities are subject to health, safety and environmental laws and regulations that may increase our costs and restrict our operations.

Our activities are subject to extensive laws and regulations governing the protection of the environment, natural resources and human health. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations, and employee safety and health. We are required to obtain governmental permits and, in some instances, provide bonding requirements under federal, state or provincial air, water quality, and mine reclamation rules and permits. Although we make provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge our future obligations for these costs. Violations of environmental, health and safety laws may be subject to civil sanctions and, in some cases, criminal sanctions, including the suspension or revocation of permits. While responsible environmental, health and safety stewardship is one of our top priorities, we cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect our business, results of operations or financial condition.

Under certain environmental laws, we could be held jointly and severally liable for removal or remediation of any hazardous substance contamination at our current, former and future properties, at nearby properties, or at other third-party sites where our wastes may have migrated or been disposed. We could also be held liable for damages to natural resources resulting from hazardous substance contamination. Additionally, environmental laws in some of the countries in which we operate require that we periodically perform environmental impact studies at our mines. We cannot guarantee that these studies will not reveal environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended activities, any of which could adversely affect our business.

The failure to comply with environmental laws and regulations or liabilities related to hazardous substance contamination could result in project development delays, material financial impacts or other material impacts to our projects and activities, fines, penalties, lawsuits by the government or private parties, or material capital expenditures. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and increasing responsibility for companies and their officers, directors and employees. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time.

Mining is inherently risky and subject to conditions and events beyond our control.

The development and operation of a mine or mine property is inherently risky and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including:

•	unusual or unexpected geological formations;

•	metallurgical and other processing problems;

•	failure of engineered structures;

•	inaccurate mineral modeling;

•	metal losses;

•	environmental hazards;

•	power outages;

•	remote locations and inadequate infrastructure;

•	community relations problems;

•	civil unrest;

•	labour disruptions;

•	the availability and retention of skilled personnel;

•	non-governmental organization or community activities;

•	industrial accidents;

•	transportation incidents;

•	periodic interruptions due to inclement or hazardous weather conditions;

•	flooding, explosions, fire, rockbursts, cave-ins and landslides;

•	mechanical equipment and facility performance problems; and

•	the availability of materials and equipment.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability or penalties, occupational illness or health issues, personal injury, and loss of life, and/or facility and workforce evacuation. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

Land reclamation and mine closure requirements for our mineral properties may be burdensome.

Although variable depending on location and the governing authority, land reclamation and mine closure requirements are generally imposed on mining companies in order to minimize long-term effects of land disturbance. Such requirements may include requirements to control dispersion of potentially deleterious effluents, and reasonably re-establish pre-disturbance landforms and vegetation. Over the last several years, such requirements have been changing, with increasing obligations imposed in many jurisdictions.

The closure plan submitted by the controlling entity of Puna Operations for the Pirquitas property in 2016 continues to be under review by the regulatory authorities. The Chinchillas property conceptual closure plan was approved on December 2017 and an update of the EIA, including an updated closure plan, was submitted in December 2019. Argentina currently has no specific mine closure legislation that requires such regulatory authority to grant approval in a timely manner or prescribes the conditions that may be attached to such approval if granted. The closure requirements for the Pirquitas and Chinchillas properties may change in the future and we may be subject to increased obligations for both the technical and social aspects associated with such mine closure and reclamation, which would impact our closure plan and the duration of our closure activities.

In order to carry out reclamation and mine closure obligations imposed on us in connection with our exploration, potential development and production activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs, including providing the appropriate regulatory authorities with reclamation financial assurance. The amount and nature of the financial assurance are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. To the extent that the value of the collateral provided to the regulatory authorities is or becomes insufficient to cover the amount of financial assurance we are required to post, we would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce our cash available for operations and financing activities. There can be no guarantee that we will be able to maintain or add to our current level of financial assurance. We may not have sufficient capital resources to further supplement our existing security.

Certain of our mineral properties have been subject to historic mining operations and certain of the mineral properties that were historically mined by us are subject to remediation obligations. In addition, the actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that we are required to spend could be materially higher than current estimates. Any additional amounts required to be spent on reclamation and mine closure may have an adverse effect on our financial position and results of operations and may cause us to alter our operations.

We could be subject to potential labour unrest or other labour disturbances, including labour action by our unionized employees at Puna Operations.

Production at the Marigold mine, the Seabee Gold Operation and Puna Operations is dependent upon the efforts of our employees and our relations with them. In addition, relations with our employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in those jurisdictions in which we carry on business. Changes in such legislation or in the relationship with our employees may have a material adverse effect on our business, financial condition and results of operations. We could be subject to labour unrest or other labour disturbances, which could, while ongoing, have a material adverse effect on our business.

Non-management employees at Puna Operations are unionized and subject to collective bargaining agreements, and the salary agreement with our union is currently in negotiations. We were subject to an illegal strike at Puna Operations in January 2019, may be subject to further strikes or work stoppages, and any such strike or work stoppage could have an adverse effect on our business. In addition, there can be no assurance that negotiations in accordance with our collective bargaining agreement will not prove difficult or that we will be able to renegotiate the salary agreement on satisfactory terms, or at all. The renewal of the salary agreement could result in higher on-going labour costs, which could have a negative impact on our future cash flows, earnings, results of operations and financial condition.

Indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions.

Some of our properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous peoples. The presence of community stakeholders may impact our ability to develop or operate our mining properties and projects or to conduct exploration activities. Accordingly, we are subject to the risk that one or more groups may oppose the continued operation, further development, or new development or exploration of our current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against our activities.

Governments in many jurisdictions must consult with, or require us to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations and permits, pursuant to various international and national laws, codes, resolutions, conventions and guidelines. Applicable conventions such as the International Labour Organization Convention 169, which has been ratified by Argentina and Mexico, is an example of such an international convention. Consultation and other rights of indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect our ability to acquire within a reasonable time effective mineral titles, permits or licenses in these jurisdictions, including in some parts of Canada, the United States, Argentina, Mexico and Peru in which title or other rights are claimed by indigenous peoples, and may affect the timetable and costs of development and operation of our mineral properties in these jurisdictions. In addition, the risk of unforeseen title claims by indigenous peoples could affect existing operations and development projects. These legal requirements may also affect our ability to expand or transfer existing operations or to develop new projects.

We are subject to certain transportation risks that could have a negative impact on our ability to operate.

Our facilities at the Seabee Gold Operation depend on supplies of consumables (including diesel, tires, sodium cyanide and reagents) and capital items to operate efficiently, many of which are delivered to site across a seasonal ice road. If we experience prolonged disruption to the delivery of such consumables, our production efficiency and ability to effectively complete capital projects requiring such deliveries may be reduced. There can be no assurance that these transportation risks will not have an adverse effect on our Seabee Gold Operation and therefore on our profitability.

In addition, ore mined at the Chinchillas property is loaded onto road trucks and transported approximately 45 kilometers to the Pirquitas processing facilities. Transportation of such ore is subject to numerous risks including, but not limited to, roadblocks, terrorism, interruption by domesticated and non-domesticated herding animals, theft, weather conditions, environmental liabilities in the event of an accident or spill, inability to transport ore in oversized loads, personal injury and loss of life. We are also subject to the risk of a potential interruption of business from a third party beyond our control, which could have a material adverse effect on our operations and revenues.

We are subject to assessment by taxation authorities in multiple jurisdictions that arise in the ordinary course of business.

In the normal course of business, we are subject to assessment by taxation authorities in various jurisdictions. Income tax provisions and income tax filing positions require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which we operate and judgments as to their interpretation and application to our specific situation. Our business and operations of the business and operations of our subsidiaries is complex, and we have, historically, undertaken a number of significant financings, acquisitions and other material transactions. The computation of income taxes payable as a result of these transactions involves many complex factors as well as our interpretation of, and compliance with, relevant tax legislation and regulations. While our management believes that the provision for income tax is appropriate and in accordance with International Financial Reporting Standards and applicable legislation and regulations, tax filing positions are subject to review and adjustment by taxation authorities, which may challenge our interpretation of the applicable tax legislation and regulations.

We are subject to credit risk through our VAT receivables collectible from the government of Argentina.

We are subject to credit risk through our VAT receivables that are collectible from the government of Argentina. The balance is expected to be recoverable in full; however, due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

We are subject to claims and legal proceedings that arise in the ordinary course of business.

We are subject to various claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers, covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to us. We carry liability insurance coverage and establish reserves for matters that are probable and can be reasonably estimated. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may have a material adverse impact on our future cash flows, profitability, results of operations and financial condition.

We are subject to anti-corruption laws.

We are subject to anti-corruption laws under the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, which generally prohibit companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we may also be subject to the extra-territorial provisions of the Bribery Act 2010 (United Kingdom) which, in certain circumstances, can apply to offences committed outside of the United Kingdom by foreign companies. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in Argentina, Peru, Mexico or any other jurisdiction in which we may conduct business, and we cannot assure you that our employees or other agents will not engage in such prohibited conduct for which we might be held responsible. If our employees or other agents, including past employees or agents of companies we have acquired, are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations. We have an Anti-Corruption Policy and internal controls and procedures intended to address compliance and business integrity issues, and we train our employees on anti-bribery compliance on a global basis. However, despite careful establishment and implementation, we cannot assure you that these or other anti-bribery, anti-fraud or anti-corruption policies and procedures are or will be sufficient to protect against fraudulent and/or corrupt activity. In particular, we, in spite of our best efforts, may not always be able to prevent or detect corrupt or unethical practices by current or former employees or third parties, such as subcontractors or joint venture partners, which may result in reputational damage, civil and/or criminal liability (under the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act or any other relevant compliance, anti-bribery, anti-fraud or anti-corruption laws) being imposed on us.

We may fail to maintain adequate internal control over financial reporting pursuant to the requirements of applicable regulations.

We document and test our internal control procedures in order to maintain adequate internal control over our financial reporting and satisfy the requirements of applicable regulations, including Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) in the United States and Part 3 of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) in Canada. SOX requires, among other things, an annual assessment by management of the effectiveness of our internal control over financial reporting and an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting. We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with applicable regulations. Our failure to satisfy the requirements of applicable regulations on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our company to disclose material information otherwise required to be reported. The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to monitor our internal control over financial reporting. Although we intend to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with applicable regulations, including Section 404 of SOX and Part 3 of NI 52-109.

We are subject to evolving corporate governance and public disclosure regulations that have increased both our compliance costs and the risk of non-compliance, which could have an adverse effect on our stock price and our reputation.

We are subject to changing rules and regulations promulgated by a number of U.S. and Canadian governmental and self-regulated organizations, including the SEC, the CSA, the Nasdaq Global Market (“Nasdaq”), the Toronto Stock Exchange (“TSX”) and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws that have been enacted, making compliance more difficult and uncertain. In addition, our efforts to comply with new regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

For example, the Canadian ESTMA, which became effective June 1, 2015, imposes significant annual reporting obligations regarding certain categories of payments made by Canadian resource extraction issuers to domestic and foreign governments at all levels. Failure to report or false reporting may result in fines of up to C$0.25 million (which may be concurrent). If we find ourselves subject to an enforcement action or in violation of this legislation, this may result in significant penalties, fines and/or sanctions imposed on us resulting in a material adverse effect on our reputation.

Compliance with emerging climate change regulations could result in significant costs and climate change may present physical risks to a mining company’s operations.

Greenhouse gases (“GHGs”) are emitted directly by our operations, as well as by external utilities from which we purchase power. Currently, a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol, the Copenhagen Accord, Durban Platform and the Paris Agreement, are in various phases of discussion or implementation in the countries in which we operate. These, or future, measures could require us to reduce our direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes or have these costs or taxes passed on by electricity utilities which supply our operations. We could also incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements.

As discussed in our 2018 Sustainability Report, our operations could be exposed to a number of physical risks from climate change, such as changes in rainfall rates, rising sea levels, reduced water availability, higher temperatures, increased snowpack and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations, mineral processing and rehabilitation efforts, could create resource shortages and could damage our property or equipment and increase health and safety risks on site. Such events or conditions could have other adverse effects on our workforce and on the communities around our mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease.

In addition, if the effects of extreme weather events cause prolonged disruption to the delivery of essential commodities or capital items over the seasonal ice road at our Seabee Gold Operation or affect the prices of these commodities or capital items, our production efficiency may be reduced. Although we make efforts to mitigate these risks by ensuring that extreme weather conditions are included in emergency response plans at our Seabee Gold Operation as required, there can be no assurance that these efforts will be effective and that these risks will not have an adverse effect on our operations.

Market fluctuations could adversely affect the market price of our investments and the value we could realize on such investments.

Our investments in securities of other public companies, including our strategic investment in SilverCrest, are subject to volatility in the share prices of such companies. We cannot provide any assurance that an active trading market for any of the subject shares is sustainable. The trading prices of the subject shares could be subject to wide fluctuations in response to various factors beyond our control, including quarterly variations in the subject companies’ results of operations, exploration results, changes in earnings (if any), estimates by analysts, conditions in the industry of such companies and macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. The lack of a liquid market could adversely affect the value that we could ultimately realize on such investments.

Our mineral properties may be subject to uncertain title.

We cannot assure you that title to our mineral properties will not be challenged. We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. Also, we may not have, or may not be able to obtain or economically obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property or undertake or continue production thereon. This could result in us not being compensated for our prior expenditures relating to the property.

In addition, certain of our properties are located in areas that were or are inhabited by indigenous people. If historical artifacts or archaeological sites are discovered on or near our properties, we may be prohibited or restricted from developing or mining our mineral properties or be required to relocate or preserve such findings.

Our insurance coverage does not cover all of our potential losses, liabilities and damages related to our business and certain risks are uninsured and uninsurable.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, fires, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts as we consider reasonable, our insurance will not cover all of the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Civil disobedience in certain of the countries where our mineral properties are located could adversely affect our business.

Acts of civil disobedience are common in certain of the countries where our properties are located. In recent years, many mining companies have been the targets of actions to restrict their legally-entitled access to mining concessions or property. Such acts of civil disobedience often occur with no warning and can result in significant direct and indirect costs. We cannot assure you that there will be no disruptions to site access in the future, which could adversely affect our business.

Some of our operations are subject to significant safety and security risks.

We currently conduct mining operations in the United States, Canada and Argentina, and have additional exploration projects in Mexico and Peru. As a result, we are exposed to various levels of safety and security risks which could result in injury or death, damage to property, work stoppages, or blockades of our mining operations and projects. Some of our properties, including the Pitarrilla project, are also located in areas where Mexican drug cartels operate. Risks and uncertainties vary from region to region and include, but are not limited to, terrorism, hostage taking, local drug gang activities, military repression, labour unrest and war or civil unrest. Local opposition to mine development projects could arise and such opposition may be violent. If we were to experience resistance or unrest in connection with our mines or projects, it could have a material adverse effect on our operations and profitability.

We may be required by human rights laws to take actions that delay our operations or the advancement of our projects.

Various international and national laws, codes, resolutions, conventions, guidelines and other materials relate to human rights (including rights with respect to health and safety and the environment surrounding our operations). Many of these materials impose obligations on government and companies to respect human rights. Some mandate that government consult with communities surrounding our projects regarding government actions that may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose our current and future operations or further development or new development of our projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities, and may have a negative impact on our reputation. Opposition by such groups to our operations may require modification of, or preclude the operation or development of, our projects or may require us to enter into agreements with such groups or local governments with respect to our projects, in some cases causing considerable delays to the advancement of our projects.

We face industry competition in the acquisition of mineral properties.

We compete with other exploration and production companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities, or are further advanced in their development or are significantly larger and have access to greater Mineral Reserves than us, for the acquisition of mineral claims, leases and other mineral interests.

We may be unable to complete and successfully integrate an announced acquisition.

We expect to continue to evaluate acquisition opportunities and pursue those opportunities we believe are in our long-term best interests. The success of our acquisitions will depend upon our ability to effectively manage the integration and operations of entities or properties we acquire and to realize other anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. Any acquisitions would be accompanied by risks. For example: there may be a significant change in commodity prices after we have committed to complete the transaction and established the purchase price or exchange ratio; a material orebody may prove to be below expectations; we may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; and the acquired business or assets may have unknown liabilities which may be significant. There can be no assurance that we will be able to successfully manage the integration and operations of businesses or properties we acquire or that the anticipated benefits of our acquisitions will be realized.

Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on our financial performance, financial condition, cash flows and growth prospects.

Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include negative publicity (for example, with respect to our handling of environmental matters or our dealings with community groups), whether true or not. The increased use of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding us and our activities, whether true or not. We do not ultimately have direct control over how we are perceived by others and reputational damage could have a material adverse impact on our financial performance, financial condition, cash flows and growth prospects.

An event of default under our outstanding 2013 Notes or 2019 Notes may significantly reduce our liquidity and adversely affect our business.

Under the indenture governing the 2019 Notes, dated as of March 19, 2019 entered into with The Bank of New York Mellon (the “2019 Indenture”) and the 2013 Indenture, we have made various covenants to the trustees on behalf of the holders of such notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding Notes, plus accrued and unpaid interest, if any.

If there is an event of default under the 2013 Notes or the 2019 Notes, the principal amount of such notes then outstanding, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, this would place additional strain on our cash resources, which could inhibit our ability to further our exploration and development activities.

The Credit Facility contains financial covenants which we could fail to meet.

The terms of our Credit Facility require us to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, our ability to incur further indebtedness if doing so would cause us to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. Although at present, these covenants do not restrict our ability to conduct our business as presently conducted, there are no assurances that in the future we will continue to satisfy these covenants or we will not be limited in our ability to respond to changes in our business or competitive activities or be restricted in our ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a breach of these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility unless we can obtain a waiver or consent in respect of any such breach. We cannot assure you that a waiver or consent would be granted. A breach of any of these covenants or the inability to comply with the required financial tests or ratios could result in a default under the Credit Facility. In the event of any default under the Credit Facility, the lenders could elect to declare all outstanding borrowings, together with accrued and unpaid interest, fees and other amounts due thereunder, to be immediately due and payable, which may have a material adverse impact on our business, profitability or financial condition.

Epidemics, pandemics or other public health crises, including COVID-19, could adversely affect our business.

The outbreak of epidemics, pandemics or other health crises, including the current outbreak of COVID-19 that was first reported from Wuhan, China in December 2019 and declared a global pandemic in March 2020, and any future emergence and spread of similar pathogens, could have a material adverse effect on global economic conditions which may adversely impact our business and results of operations and the operations of our suppliers, contractors and service providers, and the demand for our production. While initially the outbreak of COVID-19 was largely concentrated in China and caused significant disruptions to its economy, it has now spread to many other countries, including Canada, the United States and Argentina, and infections have been reported globally. If COVID-19 continues to spread in areas where we have operations, it may have a significant adverse impact on our workforce, production levels, and our ability to continue operating some of our mines. Government efforts to curtail the spread of the coronavirus may also result in temporary or long-term suspensions or shut-downs of our operations. The extent to which COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of COVID-19 and the actions taken to contain COVID-19 or treat its impact, among others.

Moreover, the actual and threatened spread of COVID-19 globally could also have a material adverse effect on the regional economies in which we operate, could continue to negatively impact stock markets, including the trading price of our shares, could adversely impact our ability to raise capital, could cause continued interest rate volatility and movements that could make obtaining financing more challenging or more expensive, and could result in any operations affected by COVID-19 becoming subject to quarantine. Any of these developments, and others, could have a material adverse effect on our business and results of operations.

We may be subject to information systems security threats.

We have entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital and operating expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

Although to date we have not experienced any material losses relating to information systems security threats or other information security breaches, there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Our interest in deferred consideration received from divestitures may not be fully realizable.

As partial consideration for our disposition of the Diablillos and M-18 projects in Argentina and our Parral properties in Mexico, we will receive certain deferred cash or share consideration. In addition, in connection with our disposition of the Challacollo project in Chile, we received as partial consideration the contingent right to receive shares and cash consideration, in each case dependent on the commencement of commercial production at the Challacollo project. We also have a NSR royalty on production from certain projects in Argentina, Mexico, Peru and Chile. We are not able to provide any assurances that we will be able to realize the full value of these interests.

Certain of our directors and/or officers also serve or may serve as directors of other companies involved in natural resource exploration and development and consequently there exists the possibility for these directors and/or officers to be in a position of conflict.

Certain of our directors and/or officers may have fiduciary and/or contractual obligations to other companies, including companies that are engaged in business activities similar to those intended to be conducted by us. Accordingly, such companies may participate in transactions and have obligations that may be in conflict or in competition with our business or acquisition strategy. As a result of such conflict, we may not be able to participate in certain transactions, which may have a material adverse effect on our financial position. Any decision made by any of these directors and/or officers involving SSR Mining is required to be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of SSR Mining and our shareholders.

RISKS RELATED TO OUR COMMON SHARES

Our common shares are publicly traded and are subject to various factors that have historically made our common share price volatile.

The market price of our common shares has experienced, and may continue to experience, significant volatility, which may result in losses to investors. The market price of our common shares may increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to our press releases on developments at the Marigold mine, the Seabee Gold Operation, Puna Operations and our other properties, material change reports, other public announcements and our filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track our common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of common shares to be publicly traded after an offering of our common shares; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving us or our competitors; and the factors listed under the heading “Introductory Notes – Cautionary Notice Regarding Forward-Looking Statements”.

In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance of such companies. These market and industry fluctuations may adversely affect the market price of our common shares, regardless of our operating performance. The variables which are not directly related to our success and are, therefore, not within our control, include other developments that affect the market for mining company shares, the breadth of the public market for our common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of our common shares on the exchanges on which they trade has historically made our common share price volatile and suggests that our common share price will continue to be volatile in the future.

Future sales or issuances of equity securities could decrease the value of our common shares, dilute investors’ voting power and reduce our earnings per share.

We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities) and may issue equity securities in acquisitions. We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our common shares.

Additional issuances of our securities may involve the issuance of a significant number of common shares at prices less than the current market price for the common shares. Issuances of substantial numbers of common shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of our common shares. Any transaction involving the issuance of previously authorized but unissued common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to security holders.

Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. Exercises of presently outstanding share options, share units or warrants may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

DIVIDENDS

We have not declared or paid any dividends on our common shares since 1955. We intend to retain earnings, if any, to finance the growth and development of our business. Any return on an investment in our common shares will come from the appreciation, if any, in the value of our common shares. The payment of future cash dividends, if any, will be reviewed periodically by our Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of common shares, without par value, of which 123,084,234 common shares were issued and outstanding as at December 31, 2019. In addition, we had 1,802,623 common shares reserved for issuance pursuant to outstanding stock options, which were exercisable at a weighted average price of C$9.25 per share, as at December 31, 2019.

In 2019, we issued the 2019 Notes, which bear interest at 2.50% payable semi-annually in arrears on April 1 and October 1 of each year and are convertible by holders into our common shares. On February 13, 2020, we announced that we will redeem for cash all of our outstanding 2013 Notes on March 30, 2020. Following the anticipated redemption of the 2013 Notes, no 2013 Notes will remain outstanding.

COMMON SHARES

All of our common shares rank equally as to voting rights, participation in a distribution of our assets on a liquidation, dissolution or winding-up and the entitlement to dividends. The holders of our common shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each common share carries with it the right to one vote.

In the event of our liquidation, dissolution or winding-up or other distribution of our assets, the holders of our common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after we have paid out our liabilities. Distributions in the form of dividends, if any, will be set by our Board of Directors. See “Dividends”.

Any alteration of the rights attached to our common shares must be approved by at least two-thirds of the common shares voted at a meeting of our shareholders.

In March 2012, we adopted a shareholder rights plan (the “Rights Plan”), which was reconfirmed by shareholders at our annual and special meeting of shareholders in 2015. In light of changes to take-over bid rules under Canadian securities laws, our shareholders approved an amended and restated Rights Plan (the “Amended and Restated Rights Plan”) at our annual and special meeting of shareholders in 2018. The Amended and Restated Rights Plan has successive three-year terms and will expire at the close of our annual meeting of shareholders in 2021, unless it is reconfirmed by shareholders at such meeting or otherwise terminated in accordance with its terms prior to that time.

The Amended and Restated Rights Plan is similar to shareholder rights plans adopted by other Canadian public companies and was not adopted in response to, or in anticipation of, any known take-over bid. The Amended and Restated Rights Plan encourages a potential acquirer who makes a take-over bid to proceed either by way of a permitted bid, which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board. If a take-over bid fails to meet these minimum standards, the Amended and Restated Rights Plan provides that holders of common shares, other than the acquirer, will be able to purchase additional common shares at a significant discount to market, thus exposing the acquirer to substantial dilution of its holdings. A copy of the Amended and Restated Rights Plan is available under our profile on the SEDAR website at www.sedar.com.

STOCK OPTIONS

Stock options to purchase our securities are granted to certain of our employees and consultants on terms and conditions acceptable to the regulatory authorities in Canada. In 2017, our shareholders approved a share compensation plan (the “2017 Share Compensation Plan”) to replace our stock option plan, restricted share unit (“RSU”) plan and performance share unit (“PSU”) plan for the award of options, PSUs and RSUs to Eligible Persons (as such term is defined in the 2017 Share Compensation Plan) for all grants effective January 1, 2018. The 2017 Share Compensation Plan reserves 6.5% of our issued and outstanding common shares from time to time (i.e., on a “rolling” basis) for issuance on exercise of stock options.

Under the 2017 Share Compensation Plan: (a) the maximum number of common shares reserved for issuance under the 2017 Share Compensation Plan, together with all of our other plans that provide for the issuance from treasury of common shares (collectively, the “Aggregate Plans”), is 6.5% of our issued and outstanding common shares; (b) stock options reserved for issuance to any one person under the Aggregate Plans in any one year may not exceed 5% of our issued and outstanding common shares; (c) stock options may be exercised for common shares issued from treasury once the vesting criteria have been satisfied and upon payment of the exercise price, or stock option holders may elect a “cashless” exercise of stock options, instead of paying the exercise price; (d) no stock option is transferable by the optionee other than by will or the laws of descent and distribution; (e) a stock option is exercisable during the lifetime of the optionee only by such optionee or by such optionee’s legal representative in specific circumstances; (f) the maximum term of each stock option is seven years, with the vesting period determined at the discretion of the Board of Directors; and (g) the minimum exercise price for a stock option is equal to the greater of the (i) five day volume weighted average trading price of our common shares on the TSX, calculated by dividing the total value by the total volume of common shares traded, on the trading day immediately before the grant date, and (ii) closing price of our common shares on the TSX on the trading day immediately before the grant date.

The number of stock options and the number of common shares subject to such stock options granted under the Aggregate Plans to officers and executives as a group and other employees and consultants as a group are set out below as at December 31, 2019.

Optionholders	Number of Options Outstanding	Exercise Price (C$)	Expiry Date

Officers and Executives	67,150 334,550 176,617 5,155 257,400 17,740 125,000 372,900	$5.83 $7.17 $12.01 $14.12 $11.07 $12.41 $13.39 $16.50	January 1, 2022 January 1, 2023 January 1, 2024 April 1, 2024 January 1, 2025 April 1, 2025 June 4, 2025 January 1, 2026

Other Employees and Consultants	10,000 1,814 18,477 18,000 32,652 2,272 7,500 17,500 20,084 61,184 47,134 79,619 129,875	$9.50 $8.65 $12.86 $11.18 $10.86 $11.24 $6.11 $7.27 $12.01 $14.12 $11.07 $12.41 $17.63	September 1, 2020 December 10, 2020 March 25, 2021 April 1, 2021 May 12, 2021 June 3, 2021 April 1, 2022 April 1, 2023 January 1, 2024 April 1, 2024 January 1, 2025 April 1, 2025 April 1, 2026

Total:	1,802,623

PERFORMANCE SHARE UNITS AND RESTRICTED SHARE UNITS

Under the 2017 Share Compensation Plan: (a) the total number of common shares that may be issued pursuant to PSUs and RSUs is presently limited to 2% of our issued and outstanding common shares from time to time; (b) PSUs and RSUs are credited to an account set up for each participant; (c) except to the extent the award of RSUs or PSUs specifies that redemption will automatically occur on a date prior to the expiry date, participants can choose to redeem vested PSUs and RSUs at any time before the expiry date and we must redeem the PSUs and RSUs within fifteen business days of the participant’s elected redemption date; (d) if a participant does not elect a redemption date, the vested PSUs and RSUs will be redeemed on their expiry date; (e) a participant may require that we redeem the PSUs and RSUs with our common shares issued from treasury; and (f) if the participant does not make such election, we may redeem the PSUs and RSUs by: (i) paying a cash amount equal to the Market Price (as such term is defined in the 2017 Share Compensation Plan) of the vested PSUs and RSUs on the redemption date; (ii) issuing such number of common shares as is equal to the number of vested RSUs or PSUs; or (iii) purchasing such number of common shares as is equal to the number of vested RSUs or PSUs in the market and delivering them to the participant.

Under the 2017 Share Compensation Plan, our Board of Directors determines each of the:

•	expiry date of RSU and PSU awards, provided that such date may not be later than ten years from the grant date;

•

vesting criteria applicable to RSUs. Generally, one-third of the awarded RSUs vest on each of the first, second and third anniversaries of the date of grant, subject to the participant continuing to be an Eligible Person; and

•

Performance Period (as such term is defined in the 2017 Share Compensation Plan) for PSUs. Generally, the Performance Period is 36 months commencing on the 1st day of January and ending on the 31st day of December. The Target Milestones (as such term is defined in the 2017 Share Compensation Plan) for each Performance Period is determined by our Board of Directors based on measurable performance criteria and are expected to be determined in accordance with the criteria set forth in Schedule “A” of the 2017 Share Compensation Plan. Unless otherwise determined by our Board of Directors, the number of PSUs that vest is calculated by multiplying the aggregate number of PSUs granted by the percentage between 0 and 200 assigned to the performance achievement of the Target Milestones, subject to the participant continuing to be an Eligible Person.

DEFERRED SHARE UNITS

Our Board of Directors adopted a deferred share unit plan effective July 1, 2008 (as amended from time to time, the “DSU Plan”) to more closely align the interests of our directors with the interests of the shareholders. Our directors are not eligible for option awards.

Under the DSU Plan: (a) directors are awarded annual deferred share unit (“DSU”) grants; (b) directors may elect to receive all or a portion of their annual retainer fees in DSUs; (c) the number of DSUs to be received is calculated by dividing the dollar value of the DSUs to be received by the market price of our common shares on the date the DSUs are credited to a director’s account; (d) directors are credited with additional DSUs for dividends paid on our common shares, if any, while they hold DSUs; (e) DSUs are credited to a director’s account pro rata on a quarterly basis; and (f) DSUs cannot be redeemed until the director ceases to be a member of the Board of Directors, at which point 50% of such director’s DSUs will be automatically redeemed (i) three months after the date such director ceases to be a member of our Board of Directors and (ii) the earlier of the date that is (1) fifteen months from the date such director ceases to be a member of our Board of Directors and (2) December 31 of the year following the date such director ceases to be a member of our Board of Directors. Upon redemption of DSUs, we will pay to a director a lump sum cash amount equal to the aggregate number of DSUs that have been credited to the account of that director multiplied by the market price of our common shares at the time of redemption.

CONVERTIBLE NOTES

2.50% Convertible Senior Notes due 2039

The 2019 Notes bear interest at 2.50% payable semi-annually in arrears on April 1 and October 1 of each year and are convertible by holders into our common shares, based on an initial conversion rate of 54.1082 common shares per $1,000 principal amount of 2019 Notes, at any time up to and including the second business day immediately preceding April 1, 2039, subject to earlier redemption or purchase.

On or after April 1, 2023 but before April 1, 2026, we may redeem all or part of the 2019 Notes for cash, but only if the last reported sale price of our common shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date we provide notice of redemption exceeds 130% of the conversion price in effect on each such trading day. The redemption price will be equal to the sum of: (a) 100% of the principal amount of the 2019 Notes to be redeemed; (b) accrued and unpaid interest, if any, to, but excluding, the redemption date; and (c) a “make-whole premium”, payable in cash, equal to the present value of the remaining scheduled payments of interest that would have been made on the 2019 Notes to be redeemed had they remained outstanding from the redemption date to April 1, 2026.

On or after April 1, 2026, we may redeem the 2019 Notes, in whole or in part, for cash equal to 100% of the 2019 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Holders may require us to purchase all or a portion of their 2019 Notes on each of April 1, 2026, April 1, 2029, and April 1, 2034 for cash at a purchase price equal to 100% of the principal amount of the 2019 Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the purchase date.

If a fundamental change (as defined in the 2019 Indenture) occurs, we will be required to offer to purchase for cash all of the outstanding 2019 Notes at a purchase price equal to 100% of the principal amount of the 2019 Notes to be purchased, plus any accrued and unpaid interest (including additional interest, if any) to, but excluding, the purchase date.

The 2019 Notes are senior unsecured obligations and rank: senior in right of payment to all of our indebtedness that is expressly subordinated in right of payment to the 2019 Notes; equal in right of payment with all of our liabilities that are not so subordinated; effectively junior to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities of our subsidiaries (including trade payables). The 2019 Indenture does not restrict us from incurring further indebtedness including secured indebtedness.

The 2019 Indenture requires us to comply with certain reporting and other non-financial covenants.

2.875% Convertible Senior Notes due 2033

The 2013 Notes, of which approximately $115 million remain outstanding, bear interest at 2.875% payable semi-annually in arrears and are convertible by holders into our common shares, based on an initial conversion rate of 50 common shares per $1,000 principal amount of 2013 Notes, at any time up to and including the second business day immediately preceding March 1, 2033, subject to earlier redemption or purchase.

On February 1, 2020, we repurchased $49,000 aggregate principal amount of the 2013 Notes, pursuant to the put option granted to each holder of the 2013 Notes under the terms of the 2013 Indenture. On February 13, 2020, we announced that we will redeem for cash all of our outstanding 2013 Notes on March 30, 2020 totaling an aggregate principal amount of $114,947,000, in each case, at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, unless any of the outstanding 2013 Notes are converted into our common shares in accordance with the terms of the 2013 Indenture. Following the anticipated redemption of the 2013 Notes, no 2013 Notes will remain outstanding.

The 2013 Notes are senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. The 2013 Notes are effectively subordinated to all of our existing and future secured indebtedness and all existing and future liabilities of our subsidiaries, including trade payables. The 2013 Indenture does not restrict us from incurring further indebtedness including secured indebtedness.

The 2013 Indenture requires us to comply with certain reporting and other non-financial covenants.

MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

Our common shares are listed on the Nasdaq and the TSX under the trading symbol “SSRM”. The following table sets out the market price range and total trading volumes of our common shares on the Nasdaq and the TSX for the periods indicated.

Nasdaq Global Market

Year		High	Low	Volume
		($)	($)	(no. of shares)
2019	December	$18.95	$15.50	25,171,000
	November	$15.70	$13.52	17,031,000
	October	$15.76	$13.95	21,643,400
	September	$17.32	$13.81	26,793,000
	August	$17.56	$14.83	26,906,200
	July	$16.78	$12.88	28,404,300
	June	$14.13	$11.41	24,996,200
	May	$11.74	$10.59	17,346,900
	April	$12.67	$11.37	15,433,200
	March	$14.63	$12.46	26,616,100
	February	$15.17	$13.40	15,649,100
	January	$13.95	$11.60	20,109,200

Toronto Stock Exchange

Year		High	Low	Volume
		(C$)	(C$)	(no. of shares)
2019	December	$25.27	$20.56	6,092,980
	November	$20.85	$17.77	5,065,230
	October	$20.95	$18.27	5,207,180
	September	$23.09	$18.38	8,090,230
	August	$23.42	$19.70	7,494,120
	July	$22.07	$16.84	7,806,880
	June	$18.60	$15.46	6,760,090
	May	$15.86	$14.23	5,624,880
	April	$16.95	$15.29	4,488,960
	March	$19.55	$16.64	6,213,340
	February	$20.00	$17.58	5,356,210
	January	$18.32	$15.29	7,594,840

PRIOR SALES

The following table summarizes the issuances of stock options, PSUs, RSUs and DSUs by us for the year ended December 31, 2019:

Date of Issue	Number of Securities	Price per Security	Type of Security

January 1, 2019	372,900	C$16.50	Options

January 1, 2019	22,136	C$16.19	DSUs

January 1, 2019	144,500	C$15.22	PSUs

April 1, 2019	141,455	C$17.63	Options

Date of Issue	Number of Securities	Price per Security	Type of Security

April 1, 2019	20,253	C$17.63	DSUs

April 1, 2019	195,530	C$18.14	RSUs

July 1, 2019	19,881	C$17.96	DSUs

October 1, 2019	17,650	C$20.23	DSUs

DIRECTORS AND EXECUTIVE OFFICERS

The names, positions or offices held with us, province/state and country of residence, and principal occupation of our directors and executive officers as at March 18, 2020 are set out below. In addition, the principal occupations of each of our directors and executive officers within the past five years are disclosed in their brief biographies.

As at March 17, 2020, our directors and executive officers as a group beneficially owned, directly or indirectly, or exercised control or direction over 225,817 of our common shares, representing less than one percent of our issued and outstanding common shares before giving effect to the exercise of options to purchase common shares held by such directors and executive officers.

The term of our directors expires at the annual general meeting of shareholders where they can be nominated for re-election. The officers hold their office at the discretion of the Board of Directors, but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint officers and committees.

DIRECTORS

A.E. Michael Anglin – California, U.S.A. (Director since August 7, 2008; Independent)

Mr. Anglin is the Chair of our Board and a member of our Corporate Governance and Nominating Committee. Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London in 1977 and attained a Master of Science degree from the Imperial College in London in 1985. Mr. Anglin spent 22 years with BHP Billiton, most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008.

Paul Benson – British Columbia, Canada (Director since August 1, 2015; Not Independent)

Mr. Benson serves as our President and Chief Executive Officer and a member of our Board of Directors. He has been employed at SSR Mining since August 2015 and brings more than 30 years of experience in various technical and business capacities. Most recently, Mr. Benson was CEO and Managing Director of Troy Resources Limited. Prior to that, for 20 years he held a number of executive and operating roles in Australia and overseas with BHP Billiton, Rio Tinto, and Renison Goldfields. Mr. Benson holds a Bachelor of Science in Geology and Exploration Geophysics and a Bachelor of Engineering in Mining, both from the University of Sydney. He also earned a Graduate Diploma in Applied Finance and Investment from the Securities Institute of Australia and a Masters of Science (Distinction) in Management from the London Business School.

Brian R. Booth – British Columbia, Canada (Director since May 31, 2016; Independent)

Mr. Booth is a member of our Compensation and Corporate Governance and Nominating Committees. During part of 2019, he also served as the Chair of our Safety and Sustainability Committee. He is also the President, CEO and a director of Element 29 Resources Inc. (“Element 29”), a private mining company, and has served as a director on numerous public and private mining companies for over 10 years. Prior to joining Element 29, he was President, CEO and a director of Pembrook Copper Corp. and Lake Shore Gold Corp. and previous to that held various exploration management positions at Inco Limited over a 23-year career, including Manager of Exploration – North America and Europe, Manager of Global Nickel Exploration and Managing Director PT Ingold for Australasia. Mr. Booth holds a B.Sc. in Geological Sciences from McGill University (1983) and was awarded an honorary lifetime membership in the Indonesian Mining Association for service as Assistant Chairman of the Professional Division.

Simon A. Fish – Ontario, Canada (Director since January 1, 2018; Independent)

Mr. Fish was appointed to our Board in January 2018. He serves on our Compensation and Safety and Sustainability Committees and, during part of 2019, he also served as a member of our Audit and Corporate Governance and Nominating Committees. Mr. Fish is Executive Vice-President & General Counsel of BMO Financial Group. He leads the bank’s global legal & regulatory group. He is responsible for corporate governance, mergers and acquisitions, banking regulation and supervision, and litigation. His remit includes overseeing the bank’s environmental sustainability, ethics & conduct, banking ombudsman, and investigations functions. He is a member of the bank’s executive management committee. He chairs the bank’s enterprise regulatory committee and reputation risk management committee, and sustainability council. He joined BMO in 2008 from mining company CVRD (Vale) where he served as general counsel of the Canadian and international operations. Prior to that, he was general counsel and corporate secretary of Shell Canada. Before joining Shell, Mr. Fish practiced corporate and securities law with an international law firm. Mr. Fish has been named Canada’s General Counsel of the Year and listed among Canada’s Top 25 Most Influential Lawyers in the legal profession. He serves on the boards of a number of non-profit and charitable organizations. Mr. Fish holds business and law degrees from the University of Cape Town, the Washington College of Law and Harvard Business School.

Gustavo A. Herrero – Buenos Aires, Argentina (Director since January 8, 2013; Independent)

Mr. Herrero is the Chair of our Corporate Governance and Nominating Committee and a member of our Audit Committee. He is a resident of Buenos Aires, Argentina, and was the Executive Director of the Harvard Business School Latin America Research Center (LARC) from November 1, 1999 until December 31, 2013, at which time he retired from that position and currently serves on the Harvard Business School Latin American Advisory Board. Prior to joining the LARC in 1999, he was the CEO of IVA S.A., Argentina’s largest wool textile mill, and of Zucamor S.A./Papel Misionero S.A., Argentina’s leading paper and packaging manufacturer. Mr. Herrero also serves on the Advisory Committee of the university-wide David Rockefeller Center for Latin American Studies at Harvard. He also sits on the advisory boards of the Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento (CIPPEC) and the Fundación Red de Acción Política (RAP), both non-governmental organizations in Argentina. Mr. Herrero holds an MBA from Harvard Business School, where he was a Fulbright Scholar, and a degree of Licenciado en Administración de Empresas from the Universidad Argentina de la Empresa.

Beverlee F. Park – British Columbia, Canada (Director since May 20, 2014; Independent)

Ms. Park is the Chair of our Audit Committee and is one of our Audit Committee financial experts. She is also a member of our Compensation and Corporate Governance and Nominating Committees and, during part of 2019, served as a member of our Safety and Sustainability Committee. Ms. Park graduated with a Bachelor of Commerce (Distinction) from McGill University. She is an FCPA/FCA and has a Masters of Business Administration from the Simon Fraser University Executive program. Ms. Park is a Corporate Director serving on two public company boards. Ms. Park has over 35 years of business experience, the majority of it in the forest industry where she held several executive roles with TimberWest Forest Corp. (“TimberWest”), most recently serving as its Chief Operating Officer before retiring in 2013. Prior to becoming COO, Ms. Park also held the positions of Interim CEO, Executive Vice President and Chief Financial Officer as well as President, Couverdon Real Estate (TimberWest’s land development division). Prior to joining TimberWest, Ms. Park was in senior financial roles at BC Hydro and KPMG LLP. Ms. Park has previously served on other private and public company and numerous not-for-profit boards, including the University of British Columbia.

Richard D. Paterson – California, U.S.A. (Director since August 7, 2008; Independent)

Mr. Paterson is a member of our Audit Committee and is one of our Audit Committee financial experts. He also serves on our Safety and Sustainability Committee. Mr. Paterson graduated from Concordia University, Montreal with a Bachelor of Commerce degree in 1964. Mr. Paterson has been a Managing Director of Genstar Capital, a private equity firm specializing in leveraged buyouts, since 1988. He retired from Genstar Capital at the end of 2016. Before founding Genstar Capital, Mr. Paterson served as Senior Vice President and Chief Financial Officer of Genstar Corporation, a NYSE-listed company, where he was responsible for finance, tax, information systems and public reporting.

Steven P. Reid – Alberta, Canada (Director since January 8, 2013; Independent)

Mr. Reid serves as the Chair of our Safety and Sustainability Committee and is a member of our Audit Committee. During part of 2019, he also served as the Chair of our Compensation Committee. He has over 40 years of international business experience, including senior leadership roles in several countries. He held the position of Chief Operating Officer of Goldcorp from January 2007 until his retirement in September 2012. He also served Goldcorp as Executive Vice President, Canada and USA. Prior to joining Goldcorp, Mr. Reid spent 13 years at Placer Dome Inc. in numerous corporate, mine management and operating roles, including Country Manager for Canadian operations. Mr. Reid has also held leadership positions at Kingsgate Consolidated Limited and Newcrest Mining Limited, where he was responsible for running operations throughout Asia and Australia. Mr. Reid holds a Bachelor of Science degree in Mineral Engineering from the South Australian Institute of Technology and a TRIUM Global Executive MBA. He is also a holder of the Institute of Corporate Directors Director designation (ICD.D).

Elizabeth A. Wademan – Ontario, Canada (Director since January 1, 2018; Independent)

Ms. Wademan was appointed to our Board in January 2018. She is the Chair of our Compensation Committee and a member of our Safety and Sustainability Committee. Ms. Wademan is a senior capital markets professional with over 23 years of financial services experience. Ms. Wademan spent 18 years in investment banking at BMO Capital Markets where she was one of the firm’s most senior capital markets professionals, responsible for leading capital markets advisory and complex transactions. She focused on the global metals and mining and technology sectors and was Head of Global Metals & Mining Equity Capital Markets prior to retiring in 2016. As a former Managing Director in Investment Banking, Ms. Wademan has extensive experience in capital markets and strategic advisory as well as a deep expertise in commodities and securities markets. She currently serves on the boards of Torex Gold Resources Inc., BSR REIT, and St. Joseph’s Health Centre Foundation. Ms. Wademan obtained her Bachelor of Commerce in Finance and International Business from McGill University. She is a CFA charterholder and is a holder of the Institute of Corporate Directors Director designation (ICD.D).

EXECUTIVE OFFICERS

Paul Benson – British Columbia, Canada

Mr. Benson serves as our President and Chief Executive Officer and a member of our Board of Directors. See “Directors and Executive Officers – Directors” for additional information on Mr. Benson’s experience.

Nadine J. Block – British Columbia, Canada

Ms. Block is our Senior Vice President, Human Resources. She has over 25 years of experience as a human resources professional. Before joining SSR Mining, Ms. Block provided HR consulting services to various mining organizations as well as other industries, including specialty food and manufacturing. Prior to her HR consulting practice, Ms. Block was Vice President, Human Resources for Quadra FNX Mining Ltd., Vice President, Human Resources for Pan American Silver Corp., and Senior Vice President, Human Resources for Finning International Inc. Ms. Block holds an MBA from McGill University and is a graduate of the University of British Columbia with a Bachelor of Arts in psychology.

W. John DeCooman – British Columbia, Canada

Mr. DeCooman is our Senior Vice President, Business Development and Strategy. His experience prior to joining SSR Mining in 2009 includes over 15 years of mining project finance and advisory responsibilities at Deutsche Bank, Alex Brown and Standard Bank, as well as corporate positions in finance, business development and exploration. Mr. DeCooman holds a Bachelor of Science degree from The Pennsylvania State University and a Master of Science degree from the Colorado School of Mines.

Gregory J. Martin – British Columbia, Canada

Mr. Martin has served as our Senior Vice President and Chief Financial Officer since January 2012. Before joining SSR Mining, Mr. Martin served as Vice President, Business Development and Treasurer for NovaGold Resources Inc. Prior to that, Mr. Martin held executive financial roles with Finning International Inc., Zincore Metals Inc. and Placer Dome Inc. Mr. Martin is a Chartered Professional Accountant, CGA, holds an MBA from the University of Western Ontario’s Ivey School of Business and is a graduate of the University of British Columbia with a B.A.Sc. in Civil Engineering.

Kevin O’Kane – British Columbia, Canada

Mr. O’Kane is our Senior Vice President and Chief Operating Officer. Before joining SSR Mining in 2018, he spent over 35 years at BHP Billiton in a diverse range of responsibilities and positions in management, operations, technical services and support, business development and project management. Most recently, Mr. O’Kane was Asset President of Pampa Norte, BHP Minerals Americas Business, where he oversaw an exemplary safety record and drove operational improvements. Prior to this, he held a number of managerial and other positions at BHP’s Cerro Colorado and Escondida operations in Chile. Mr. O’Kane holds a Bachelor of Applied Science (Mining Engineering) from Queen’s University.

Except as described below, each of the individuals named above has been engaged for more than five years in his or her present principal occupation or organization in which he or she currently holds his or her principal occupation:

Name of Director or Officer	Five-Year Employment History

Paul Benson	Prior to joining SSR Mining in August 2015, Mr. Benson was CEO and Managing Director of Troy Resources Limited.

Brian R. Booth	Prior to joining our Board of Directors, Mr. Booth served as Chairman of the Board of Directors of Claude Resources. He is currently the President, CEO and a director of Element 29.

Simon A. Fish	Mr. Fish is currently the Executive Vice-President and General Counsel at BMO Financial Group.

Kevin O’Kane

Prior to joining SSR Mining in 2018, Mr. O’Kane spent over 35 years at BHP Billiton in a diverse range of responsibilities and positions. Most recently, Mr. O’Kane was Asset President of Pampa Norte, BHP Minerals Americas Business.

Elizabeth A. Wademan

Prior to joining our Board of Directors, Ms. Wademan spent 18 years in investment banking at BMO Capital Markets. She was Head of Global Metals & Mining Equity Capital Markets prior to retiring in 2016. Prior to becoming Head of Global Metals & Mining Equity Capital Markets, Ms. Wademan served as Managing Director in Investment Banking. She also currently serves on the Board of Directors of Torex Gold Resources Inc. and BSR REIT.

STANDING COMMITTEES OF THE BOARD

There are currently four standing committees of our Board of Directors, which include the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, and the Safety and Sustainability Committee. The following table identifies the members of each of these committees:

Board Committee	Committee Members	Status

Audit Committee	Beverlee F. Park (Chair) Gustavo A. Herrero Richard D. Paterson Steven P. Reid	Independent Independent Independent Independent

Compensation Committee	Elizabeth A. Wademan (Chair) Brian R. Booth Simon A. Fish Beverlee F. Park	Independent Independent Independent Independent

Corporate Governance and Nominating Committee	Gustavo A. Herrero (Chair) A.E. Michael Anglin Brian R. Booth Beverlee F. Park	Independent Independent Independent Independent

Safety and Sustainability Committee	Steven P. Reid (Chair) Simon A. Fish Richard D. Paterson Elizabeth A. Wademan	Independent Independent Independent Independent

CODE OF ETHICS

In 2019, we adopted a new “code of ethics” (as that term is defined in the Annual Report on Form 40-F of the SEC), entitled the “Code of Business Conduct and Ethics”, that applies to our principal executive officer, principal financial officer and other senior financial officers performing similar functions. The Code of Conduct, which replaced our prior Code of Business Conduct and Ethics, is available for viewing on our website at www.ssrmining.com.

All amendments to the Code of Conduct, and all waivers of the Code of Conduct with respect to our principal executive officer, principal financial officer or other senior financial officers performing similar functions, will be posted on our website.

CEASE TRADE ORDERS OR BANKRUPTCIES

Other than as disclosed below, no director or executive officer of SSR Mining is, as at the date of this Annual Information Form, or was within ten years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including SSR Mining), that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of subsection (a) above, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days.

Mr. Anglin was a director of EmberClear Corp. (“EmberClear”) until September 8, 2014. EmberClear was the subject of cease trade orders issued by each of the Alberta Securities Commission, British Columbia Securities Commission and Ontario Securities Commission on October 30, 2014, November 5, 2014 and November 17, 2014, respectively. The cease trade orders were issued due to EmberClear’s failure to file annual audited financial statements for the year ended June 30, 2014 and the related management’s discussion and analysis. The cease trade orders against EmberClear were revoked in January 2015. Mr. Anglin was also the non-executive Chairman of Laguna Gold Limited, a private Australian company, when its board of directors decided to put the company into receivership on December 19, 2018.

Other than as disclosed below, no director or executive officer of SSR Mining, or a shareholder holding a sufficient number of our securities to affect materially the control of SSR Mining:

(a)

is, as at the date of this Annual Information Form, or has been within the ten years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including SSR Mining) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

PENALTIES OR SANCTIONS

No director or executive officer of SSR Mining, or a shareholder holding a sufficient number of our securities to affect materially the control of SSR Mining, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding SSR Mining.

CONFLICTS OF INTEREST

Certain of our directors and officers are directors or officers of other natural resource or mining-related companies. These associations may give rise to conflicts of interest from time to time. We are not aware of any existing or potential conflicts of interest between SSR Mining or any of its subsidiaries and any of our directors or officers. If a director or officer has any conflict of interest or potential conflict of interest, the interested director or officer is required to disclose such conflict pursuant to and is expected to govern themselves in accordance with the BCBCA and the Code of Conduct. In particular, an interested director or officer will not participate in deliberations where he or she has a conflict or potential conflict of interest and, in the case of an interested director, will not vote on any such matter.

AUDIT COMMITTEE

The Audit Committee has the responsibility of, among other things: overseeing financial reporting, internal controls, the audit process and the establishment of “whistleblower” and related policies; recommending the appointment of the independent auditor and reviewing the annual audit plan and auditor compensation; pre-approving audit, audit-related and tax services to be provided by the independent auditor; and reviewing and recommending approval to the Board of Directors of our annual and quarterly financial statements and management’s discussion and analysis and our Annual Information Form. The full text of the Audit Committee Charter is attached hereto as Schedule “A”.

COMPOSITION OF THE AUDIT COMMITTEE

All members of the Audit Committee are independent and considered to be financially literate within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”). The members of the Audit Committee are: Beverlee F. Park (Chair), Gustavo A. Herrero, Richard D. Paterson and Steven P. Reid. Ms. Park and Mr. Paterson are our Audit Committee financial experts.

For more information regarding relevant education and experience for Ms. Park and Messrs. Herrero, Paterson and Reid, see “Directors and Executive Officers – Directors”.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of our most recently-completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by our Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of our most recently completed financial year have we relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee. The Audit Committee Charter allows the Audit Committee to delegate the pre-approval authority to an independent member of the Audit Committee, provided that any pre-approval under delegated authority must be presented to the full Audit Committee at its first scheduled meeting following such pre-approval. This pre-approval authority has been delegated to the Chair of the Audit Committee. Non-audit services that are prohibited to be provided to us by our independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by our auditors for the fiscal year ended December 31, 2019 have been pre-approved by our Audit Committee or the Audit Committee Chair, pursuant to delegated authority. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

EXTERNAL AUDITOR SERVICE FEES

The aggregate fees billed by our external auditors, PricewaterhouseCoopers LLP, Chartered Professional Accountants, in each of the last two financial years are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)

2019	C$975,153	C$47,563	—	C$2,520

2018	C$991,121	—	C$11,718	—

Notes:
(1)	The aggregate audit fees billed.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning, including review of certain tax forms and application of certain tax rules.
(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.
(5)

All audit and non-audit services performed by the external auditor during our two most recently-completed financial years were pre-approved by the Audit Committee or the Audit Committee Chair, as discussed under the heading “Pre-Approval Policies and Procedures” above.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or shareholder holding on record or beneficially, directly or indirectly, more than 10% of our issued shares, or any of their respective associates or affiliates has any material interest, direct or indirect, in any transaction in which we have participated prior to the date of this Annual Information Form, or in any proposed transaction, which has materially affected or will materially affect us.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Vancouver, British Columbia.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts that we have entered in the financial year ended December 31, 2019, or before the last financial year but still in effect, are as follows:

1.	the 2013 Indenture;

2.	the 2019 Indenture; and

3.	Amended and Restated Shareholder Rights Plan Agreement made as of March 21, 2018 between SSR Mining and Computershare Investor Services Inc.

Copies of the above material contracts are available under our profile on the SEDAR website at www.sedar.com.

INTERESTS OF EXPERTS

The following persons have been named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under NI 51-102 during, or relating to, our financial year ended December 31, 2019: F. Carl Edmunds, P.Geo.; Samuel Mah, P.Eng.; Trevor J. Yeomans, ACSM, P.Eng.; James N. Carver, SME Registered Member; Greg Gibson, P.E.; Jeremy W. Johnson, SME Registered Member; Karthik Rathnam, MAusIMM (CP); Thomas Rice, SME Registered Member; Cameron Chapman, P.Eng.; Kevin Fitzpatrick, P.Eng.; Jeffrey Kulas, P. Geo.; Robert Gill, P.Eng.; Michael Selby, P.Eng.; Dominic Chartier, P.Geo.; Mark Liskowich, P.Geo.; Glen Cole, P.Geo.; Bruce Butcher, P.Eng.; James Frost, P.E.; and Sebastien Bernier, P.Geo. None of the foregoing persons, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in our property or the property of any of our associates or affiliates. The foregoing persons held an interest in either less than 1% or none of our securities or the securities of any associate or affiliate of ours when they prepared the reports, the Mineral Reserves estimates and the Mineral Resources estimates referred to herein and after the preparation of such reports and estimates, and they did not receive any direct or indirect interest in any of our securities or the securities of any associate or affiliate of ours in connection with the preparation of such reports or estimates. Neither the aforementioned persons, other than F. Carl Edmunds, Samuel Mah, Trevor J. Yeomans, James N. Carver, Greg Gibson, Jeremy W. Johnson, Karthik Rathnam, Cameron Chapman, Kevin Fitzpatrick, Jeffrey Kulas and Robert Gill (each of whom is a SSR Mining employee), nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of us or of any associate or affiliate of us.

PricewaterhouseCoopers LLP, Chartered Professional Accountants, provided a Report of Independent Registered Public Accounting Firm dated February 20, 2020 in respect of our audited consolidated financial statements for the year ended December 31, 2019. PricewaterhouseCoopers LLP, Chartered Professional Accountants, has advised us that they are independent with respect to SSR Mining in accordance with the Chartered Professional Accountants of British Columbia Code of Professional Conduct and within the meaning of PCAOB Rule 3520, Auditor Independence.

ADDITIONAL INFORMATION

Additional information, including that relating to directors’ and officers’ remuneration, principal holders of our securities and securities authorized for issuance under equity compensation plans, interests of insiders in material transactions and corporate governance practices, is contained in our management information circular for the annual and special meeting of shareholders held on May 9, 2019.

Additional financial information is provided in our audited consolidated financial statements and management’s discussion and analysis of the financial position and results of operations for the year ended December 31, 2019, which are available under our profile on the SEDAR website at www.sedar.com.

Additional information relating to us is available under our profile on the SEDAR website at www.sedar.com.

Dated March 18, 2020.

BY ORDER OF THE BOARD OF DIRECTORS “Paul Benson” Paul Benson President and Chief Executive Officer

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

(revised November 2019)

A.	PURPOSE

The primary function of the Audit Committee (the “Committee”) of SSR Mining Inc. (the “Company”) is to assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities, relating to each of the:

(a)	Company’s accounting and financial reporting process and systems of internal accounting and financial controls;

(b)	quality and integrity of the Company’s financial statements;

(c)	Company’s compliance with legal and regulatory requirements; and

(d)	independence and performance of the Company’s external auditor.

B.	COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Board shall appoint the members and the Chair of the Committee each year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

2.

The Committee shall consist of at least three members of the Board all of whom shall be independent in accordance with the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces and territories of Canada and the U.S. Securities and Exchange Commission (the “SEC”), and the stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the Nasdaq Global Market (collectively, “Securities Laws”), subject to any exemptions provided thereunder.

3.

All Committee members shall be financially literate as defined by Securities Laws and at least one member of the Committee shall be a “financial expert” as defined by the SEC, unless otherwise determined by the Board. The Chair of the Board shall be an ex-officio member of the Committee.

4.

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

5.	The Corporate Secretary of the Company shall be the secretary of the Committee, unless otherwise determined by the Committee.

6.

The Committee shall meet at least four times annually on such dates and at such locations as may be determined by the Chair and may also meet at any other time or times on the call of the Chair, the external auditor or any two of the other Committee members.

7.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. The Committee may also act by unanimous written consent of its members.

8.

The external auditor or any two Directors may request the Chair to call a meeting of the Committee and may attend at such meeting or inform the Committee of a specific matter of concern to the external auditor or such Directors, and may participate in such meeting.

9.

Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.

The Chair shall develop the Committee’s agenda, in consultation with the other members of the Committee, the Board and management, as necessary. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

11.

At the invitation of the Chair, one or more officers or employees of the Company may, and if required by the Committee shall, attend a meeting of the Committee. The external auditor shall receive notice of and have the right to attend all meetings of the Committee.

12.

The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

13.

The external auditor shall have a direct line of communication to the Committee through the Chair and may bypass management if deemed necessary. The external auditor shall report to the Committee and is ultimately accountable to the Board and the Committee.

14.	The Committee, through its Chair, may contact directly the external auditor, the internal auditor, if any, and any employee of the Company as it deems necessary.

15.

In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Company, to the Company’s legal counsel and to such other information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities.

16.

The Committee shall annually assess its performance and review this charter and the calendar of activities, attached as Appendix A, and submit any recommended changes thereto for approval by the Board.

C.	OUTSIDE CONSULTANTS AND ADVISORS

The Committee, when it considers it necessary or advisable, may retain, at the Company’s expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to approve the fees and other retention terms for such persons.

D.	ROLES AND RESPONSIBILITIES

The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities as outlined in the “Purpose” section of this charter. These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee as outlined in the “Purpose” section of this charter.

The Committee shall carry out the duties set forth below for the Company, major subsidiary undertakings and the group as a whole, as appropriate. The Committee’s principal responsibility is one of oversight. The Company’s management is responsible for preparing the Company’s financial statements and ensuring their accuracy and completeness, and the Company’s external auditor is responsible for auditing and/or reviewing those financial statements. In carrying out these oversight responsibilities, the Committee is not required to provide any expert or special assurance as to the Company’s financial statements or any professional certification as to the external auditor’s work.

1.	Overall Duties and Responsibilities

The overall duties and responsibilities of the Committee shall be to:

(a)

assist the Board in the discharge of its responsibilities relating to the quality, acceptability and integrity of the Company’s accounting policies and principles, reporting practices and internal controls;

(b)

assist the Board in the discharge of its responsibilities relating to compliance with disclosure requirements under applicable Securities Laws, including approval of the Company’s annual and quarterly consolidated financial statements together with the Management’s Discussion and Analysis;

(c)	oversee the work of and to establish and maintain a direct line of communication with the Company’s external auditor and internal auditor (if any) and assess their performance;

(d)	ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal controls; and

(e)	report regularly to the Board on the fulfillment of its duties and responsibilities.

2.	Public Filings, Policies and Procedures

The Committee is charged with the responsibility to:

(a)	review and approve for recommendation to the Board:

(i)	the annual audited financial statements, with the report of the external auditor, Management’s Discussion and Analysis and the impact of unusual items and changes in accounting policies and estimates;

(ii)	the interim unaudited financial statements, Management’s Discussion and Analysis and the impact of unusual items and changes in accounting policies and estimates;

(iii)	financial information in earnings press releases;

(iv)	the annual information form;

(v)	prospectuses; and

(vi)

financial information in other public reports and public filings, including but not limited to the Extractive Sector Transparency Measures Act annual report and the Company’s annual Sustainability Report, if applicable, requiring approval by the Board;

(b)

ensure adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the Company’s disclosure controls and procedures, and management’s evaluation thereof, to ensure that financial information is recorded, processed, summarized and reported within the time periods required by law;

(c)

review disclosures made to the Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process for any statutory documents about any significant deficiencies in the design or operation of internal controls or material weakness therein and any fraud involving management or other employees who have a significant role in internal controls; and

(d)	review with management and the external auditor:

(i)	significant variances in actual financial results for the applicable period from budgeted or projected results;

(ii)	any actual or proposed changes in accounting or financial reporting practices;

(iii)	any significant or unusual events or transactions and the methods used to account for significant or unusual transactions where different approaches are possible;

(iv)	any actual or potential breaches of debt covenants;

(v)	the consistency of, and any changes to, accounting policies both on a year to year basis and across the Company;

(vi)	whether the Company has followed appropriate accounting standards and made appropriate estimates and judgments;

(vii)	the presentation and impact of significant risks and uncertainties;

(viii)	the accuracy, completeness and clarity of disclosure in the Company’s financial reports and the context in which statements are made;

(ix)

any tax assessments, changes in tax legislation or any other tax matters that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(x)

any litigation, claim or other contingency that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(xi)	all material information presented in the Management’s Discussion and Analysis;

(xii)	material communications between the external auditor and management, such as any management letter or schedule of unadjusted differences;

(xiii)	any fraud, illegal acts, deficiencies in internal controls or other similar issues;

(xiv)	general accounting trends and issues of auditing policy, standards and practices which affect or may affect the Company; and

(xv)	any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company’s financial reporting or accounting policies.

3.	Internal Controls, Risk Management and Compliance

The duties and responsibilities of the Committee as they relate to the Company’s internal controls, risk management and compliance are to:

(a)

evaluate whether management is setting the appropriate “control culture” by communicating the importance of internal controls and the management of risk and ensuring that all employees have an understanding of their roles and responsibilities;

(b)

review the adequacy, appropriateness and effectiveness of the Company’s policies and business practices which impact on the integrity, financial and otherwise, of the Company, including those relating to hedging, insurance, accounting, cybersecurity, information services and systems, financial controls, management reporting and risk management;

(c)

receive an annual report from management on tax issues and planning, including compliance with the Company’s source deduction obligations and other remittances under applicable tax or other legislation;

(d)

receive a report on the annual policy attestation process for, and review exceptions, if any, under the Company’s Code of Business Conduct and Ethics, Anti-Corruption Policy, Disclosure Policy, Insider Trading Policy, Whistleblower Policy, Safety & Health Policy, Environmental & Community Policy and Human Rights Policy;

(e)

review compliance with, issues arising from and consider any changes required or recommended to the Company’s Whistleblower Policy, Information Technology Acceptable Use Policy and Information Technology Security Compliance Policy;

(f)	review any issues between management and the external auditor that could affect the financial reporting or internal controls of the Company;

(g)	periodically review the Company’s accounting and auditing policies, practices and procedures and the extent to which recommendations made by the external auditor have been implemented;

(h)	review annually the adequacy and quality of the Company’s financial and accounting staffing, including the need for and scope of internal audit reviews (if any);

(i)

review annually with the external auditor any significant matters regarding the Company’s internal controls and procedures over financial reporting, including any significant deficiencies or material weaknesses in their design or operation, that have come to their attention during the conduct of their annual audit, and review whether internal control recommendations made by the external auditor have been implemented by management;

(j)	receive report from management on the identification, assessment and management of new material financial risks in the Company’s risk register and report to the Board in respect thereof;

(k)

review and recommend for approval by the Board the appointment of the Chief Financial Officer and review the appointment of any other key financial executives involved in the financial reporting process;

(l)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

and review any such complaints and concerns received and the investigation and resolution thereof, including without limitation the review of all complaints and concerns of any nature under the Whistleblower Policy; and

(m)	review and approve related party transactions.

4.	External Auditor

The duties and responsibilities of the Committee as they relate to the external auditor shall be to:

(a)

consider and make recommendations to the Board, to be put to shareholders for approval at the annual meeting of shareholders, in relation to the appointment, re-appointment or removal of the Company’s external auditor;

(b)

oversee the selection process for a new external auditor if required, and if an external auditor resigns the Committee shall investigate the issues leading to such resignation and decide whether any action is required;

(c)	oversee the relationship with the external auditor, including without limitation to:

(i)

recommend to the Board for approval the engagement of the external auditor for interim reviews and the remuneration for the audit and interim reviews and to assess whether fees for audit or non-audit services are appropriate to enable an adequate audit to be conducted;

(ii)	review the terms of engagement for the external auditor and review any engagement letter issued at the start of each audit and the scope of the audit;

(iii)

assess annually the independence and objectivity of the external auditor taking into account relevant professional and regulatory requirements and the relationship with the external auditor as a whole, including the provision of any non-audit services, which assessment shall include receipt of a report from the external auditor delineating all relationships between the external auditor and the Company;

(iv)

assess annually the qualifications, expertise and resources of the external auditor and the effectiveness of the audit process, which shall include a report from the external auditor on its own internal quality procedures;

(v)

satisfy itself that there are no relationships (such as family, employment, investment, financial or business) between the external auditor and the Company (other than in the ordinary course of business);

(vi)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and any former external auditor of the Company; and

(vii)

monitor the external auditor’s compliance with relevant ethical and professional guidance on the rotation of audit partners, the level of fees paid by the Company compared to the overall fee income of the firm, office and partner and other related requirements; and

(d)	review with the external auditor, upon completion of the audit and interim reviews:

(i)	contents of the report;

(ii)	scope and quality of the audit work performed;

(iii)	adequacy of the Company’s financial and auditing personnel;

(iv)	co-operation received from the Company’s personnel during the audit;

(v)	internal resources used;

(vi)	significant transactions outside of the normal business of the Company;

(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles and management systems;

(viii)	the quality, acceptability and integrity of the Company’s accounting policies and principles;

(ix)	the non-audit services provided by the external auditor;

(x)	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements;

(xi)	the management letter and management’s response to the external auditor’s findings and recommendations;

and report to the Board in respect of the foregoing and on such other matters as they consider necessary;

(e)

implement structures and procedures to ensure that the Committee meets with the external auditor on a regular basis in the absence of management in order to review any difficulties encountered in carrying out the audit and to resolve disagreements between the external auditor and management; and

(f)	pre-approve the retention of the external auditor for any non-audit services and the fee for such services.

The Committee may satisfy the pre-approval requirement in subsection (f) if:

(i)

the aggregate amount of all the non-audit services that were not pre-approved constitutes no more than five per cent of the total amount of revenues paid by the Company to its external auditor during the fiscal year in which the services are provided;

(ii)	the services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii)

the services are promptly brought to the attention of the Committee and are approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

The Committee may delegate to one or more independent members the authority to pre-approve non-audit services provided that the pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval.

For greater certainty, the external auditor shall report directly and be responsible to the Audit Committee.

5.	Internal Audit Function

The duties and responsibilities of the Committee as they relate to the internal audit function shall be to:

(a)	review and approve the annual internal audit plan;

(b)	review the significant findings prepared by the internal auditor and recommendations issued by any external party relating to internal audit issues, together with management’s response thereto;

(c)	review the adequacy of the resources of the internal audit function to ensure the objectivity and independence of the internal audit function;

(d)	consult with management on management’s appointment, replacement, reassignment or dismissal of any personnel engaged in the internal audit function;

(e)

ensure that the individual responsible for the internal audit function has access to the Chair of the Committee, the Chair of the Board, the Chief Executive Officer and the Chief Financial Officer, and periodically meet separately with such individual to review any problems or difficulties he or she may have encountered and specifically:

(i)

any difficulties that were encountered in the course of the internal audit work, including restrictions on the scope of activities or access to required information and any disagreements with management;

(ii)	any changes required in the planned scope of the internal audit; and

(iii)	the internal audit function’s responsibilities, budget and staffing; and

(f)	report to the Board on each of the foregoing matters.